      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996



                                            REGISTRATION STATEMENT NO. 333-06519

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 AMENDMENT NO.1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                           AMERIHOST PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                                                   36-3312434
 (State or other jurisdiction of                                             (I.R.S. Employer Identification
 incorporation or organization)                                                          Number)
                                          2400 EAST DEVON AVENUE, SUITE 280
                                             DES PLAINES, ILLINOIS 60018
                                                    (847) 298-4500
                                 (Address, including zip code, and telephone number,
                          including area code, of registrant's principal executive offices)
                                                   MICHAEL P. HOLTZ
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                          2400 EAST DEVON AVENUE, SUITE 280
                                             DES PLAINES, ILLINOIS 60018
                                                    (847) 298-4500
                                  (Name, address, including zip code, and telephone
                                  number, including area code, of agent for service)

                            ------------------------

     Helen R. Friedli, P.C.                      Copies To:                      Jay L. Bernstein, Esq.
     McDermott, Will & Emery                                                         Rogers & Wells
     227 West Monroe Street                                                          200 Park Avenue
     Chicago, Illinois 60606                                                    New York, New York 10166

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           AMERIHOST PROPERTIES, INC.

                             Cross Reference Sheet
                     Pursuant to Regulation S-K Item 501(b)

                     FORM S-2                                  LOCATION IN PROSPECTUS
- --------------------------------------------------   -------------------------------------------
 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus.....   Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus..............................   Inside Front Cover Page; Outside Back Cover
                                                     Page; Available Information
 3.    Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges...............   Prospectus Summary; Risk Factors
 4.    Use of Proceeds............................   Use of Proceeds
 5.    Determination of Offering Price............   Outside Front Cover Page; Underwriting
 6.    Dilution...................................   Not Applicable
 7.    Selling Security Holders...................   Not Applicable
 8.    Plan of Distribution.......................   Outside Front Cover Page; Underwriting
 9.    Description of Securities to be
       Registered.................................   Prospectus Summary; Capitalization;
                                                     Description of Capital Stock
10.    Interests of Named Experts and Counsel.....   Legal Matters; Experts
11.    Information with Respect to the
       Registrant.................................   Outside Front Cover Page; Prospectus Sum-
                                                     mary; Risk Factors; Capitalization;
                                                     Dividend Policy; Selected Consolidated
                                                     Financial Data; Management's Discussion and
                                                     Analysis of Financial Condition and Results
                                                     of Operations; Business; Management;
                                                     Certain Transactions; Principal
                                                     Shareholders; Description of Capital Stock;
                                                     Shares Eligible for Future Sale; Under-
                                                     writing; Consolidated Financial Statements
12.    Incorporation of Certain Information by
       Reference..................................   Incorporation of Certain Documents by
                                                     Reference
13.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities................................   Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 3, 1996


PROSPECTUS

                                3,000,000 SHARES

                           AMERIHOST PROPERTIES, INC.

                                  COMMON STOCK
                               ------------------

     All 3,000,000 shares of the Common Stock offered hereby (the "Offering") are offered by Amerihost Properties, Inc. (the "Company"). The Company intends to use the net proceeds of the Offering to reduce existing indebtedness and to finance the development and construction of additional hotel properties.


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HOST." The last reported sale price for the Common Stock as quoted on the Nasdaq National Market on July 2, 1996 was $8.50 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
                  MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                        UNDERWRITING      PROCEEDS TO
                                                    PRICE TO PUBLIC     DISCOUNT (1)      COMPANY (2)
- ---------------------------------------------------------------------------------------------------------
Per Share.........................................         $                 $                 $
Total (3).........................................         $                 $                 $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deduction of expenses of the Offering payable by the Company estimated to be $590,000.
(3) The Company has granted the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
     Public, Underwriting Discount and Proceeds to Company will be $          ,
     $          and $          , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares will be made
against payment on or about           , 1996 at the offices of Oppenheimer &
Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                               ------------------

OPPENHEIMER & CO., INC.                                BT SECURITIES CORPORATION

                THE DATE OF THIS PROSPECTUS IS           , 1996

- -----------------------------------
                                                                  [AmeriHost Inn company logo]
        [Picture of outdoor
   pool, whirlpool & sauna area]
                                                         [United States map
                                                       with symbols for open,
                                                       under construction and
                                                     under development hotels]
- -----------------------------------
      Indoor pool, whirlpool
          and sauna area



AMERIHOST INN HOTELS



  24 OPEN



  15 UNDER CONSTRUCTION



  14 UNDER DEVELOPMENT



 * As of May 31, 1996


- --------------------------------------------------------------------------------


         [Exterior Picture of AmeriHost Inn located at Lancaster, Ohio]

- --------------------------------------------------------------------------------

                                Lancaster, Ohio


                 ---------------------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by reference to the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information presented in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise indicates, as used herein, the defined term "Company" shall mean Amerihost Properties, Inc. together with its consolidated subsidiaries. As used herein, "Wholly-Owned Hotels" shall mean all hotels in which the Company has a 100% ownership or leasehold interest, "Majority-Owned Hotels" shall mean all hotels in which the Company has a controlling (over 50% but less than 100%) ownership or leasehold interest and "Minority-Owned Hotels" shall mean hotels in which the Company has a 50% or less ownership interest. All Wholly-Owned Hotels, Majority-Owned Hotels and Minority-Owned Hotels are collectively referred to herein as "Owned Hotels." Hotels in which the Company has no ownership or leasehold interests but manages for unaffiliated third parties are referred to herein as "Managed Hotels." All Owned Hotels and Managed Hotels are collectively referred to herein as "Hotels." As used herein, "AmeriHost Inn hotels" shall mean all Hotels which are operated or managed by the Company under its proprietary brand and "Other Owned Hotels" shall mean all Owned Hotels which are not operated as AmeriHost Inn hotels. The discussions in this Prospectus contain forward-looking statements with respect to the Company's growth strategy and capital requirements. The Company's actual experience and results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                  THE COMPANY

OVERVIEW

     The Company is engaged in the development and construction of AmeriHost Inn hotels, its proprietary hotel brand, and the ownership, operation and management of both AmeriHost Inn hotels and other hotels. The AmeriHost Inn brand was created by the Company to provide for the consistent, cost-effective development and operation of mid-price hotels in various markets. All AmeriHost Inn hotels are designed and developed using the Company's 60 to 80 room, interior corridor and indoor pool prototype design and are located in tertiary and secondary markets.


     There were 53 AmeriHost Inn hotels open, under construction or under development in 13 states as of May 31, 1996. The Company had 24 AmeriHost Inn hotels open, 15 under construction and 14 under development. The Company also owned, operated or managed 38 other hotels, the majority of which are affiliated with brands such as Days Inn, Hampton Inn, Holiday Inn and Ramada Inn. In addition, the Company provides development, construction, renovation, management and employee leasing services.


     Since 1993, the Company's growth strategy has focused on the expansion and increased ownership of the AmeriHost Inn hotel brand through new development and construction. The AmeriHost Inn hotels have achieved occupancy and average daily rates ("ADRs") which are higher than those realized by the Company's Other Owned Hotels, including those operated under national franchise affiliations. During 1995, AmeriHost Inn hotels had an average occupancy of 72.6% and an ADR of $52.21 for hotels which had been open for at least twelve months after an initial stabilization period of approximately 120 days. These favorable operating results experienced by the AmeriHost Inn hotels led to the Company's decision to focus on expanding this brand rather than acquiring or developing hotels under other brand affiliations. The Company intends to continue this growth strategy and to aggressively expand its development, ownership and operation of AmeriHost Inn hotels. Implementing this strategy will allow the Company to rely less on the one-time transactional fees associated with hotel development and construction while generating long-term revenues and potential profits from hotel operations. The Company's mission statement includes having 200 AmeriHost Inn hotels open or under construction by December 31, 2000.


     Senior management of the Company has an average of 21 years of experience in the lodging industry and has worked together at the Company for approximately 10 years. Senior management presently beneficially owns in the aggregate approximately 25.8% of the outstanding Common Stock of the Company and will beneficially own in the aggregate approximately 18.1% of the outstanding Common Stock following the Offering.

AMERIHOST INN

     AmeriHost Inn hotels, the Company's proprietary brand, are designed and constructed using the Company's 60 to 80 room, interior corridor and indoor pool prototype design. The AmeriHost Inn hotel's amenities and services include 24-hour front desk and message service, facsimile machines, complimentary expanded continental breakfast, 24-hour hot coffee, an indoor swimming pool, whirlpool and sauna area, exercise room, meeting room, porte cochere entrance and extensive exterior lighting for added security. The standard AmeriHost Inn guest room features electronic card-key locks, in-room safes, in-room coffee makers, telephones with data ports for personal computers, a work area and color televisions with premium cable service or movies on demand. In addition, each AmeriHost Inn hotel typically includes 2 to 4 whirlpool suites which, in addition to the standard amenities, include in-room whirlpools, microwave ovens, compact refrigerators and an expanded sitting area. AmeriHost Inn hotels do not contain food and beverage facilities normally associated with full-service hotels. Food service for hotel guests is generally available from adjacent or nearby free-standing restaurants which are independently owned and operated.

     The Company targets smaller communities in tertiary and secondary markets with established demand generators such as major traffic arteries, office complexes, industrial parks, shopping malls, colleges and universities or tourist attractions, as the principal location for the development and construction of AmeriHost Inn hotels. Generally, these markets have minimal competition or a lack of recent hotel development. An AmeriHost Inn hotel is typically positioned to attract both business and leisure travelers seeking consistent amenities and quality rooms at reasonable rates, generally ranging from $40 to $65 per night.

     The typical AmeriHost Inn hotel is a 61-unit two-story hotel that requires approximately 1.85 acres of land. The aggregate development and construction costs for all AmeriHost Inn hotels which began construction in 1995 have averaged approximately $2.3 million per hotel, or approximately $38,000 per room. These costs include land costs and development and construction fees payable to the Company. The Company's in-house design staff, centralized purchasing program, strict cost controls, and low average land costs all contribute to this low development and construction cost. Furthermore, due to the centralization of all accounting, purchasing, payroll and other administrative functions, each hotel is operated efficiently and effectively with a minimal on-site staff. AmeriHost Inn hotels are not subject to franchise, royalty and marketing fees, which generally range from 8% to 10% of a hotel's gross room revenues. These factors contributed to a low break-even cash flow, after debt service and reserve for replacement at an occupancy rate typically not greater than 45%, based upon the 1995 ADR of $52.21.


     All AmeriHost Inn hotels built to date have generated positive cash flow after debt service for the first twelve months of operations following an initial stabilization period of approximately 120 days. During 1995, the AmeriHost Inn hotels which were open for the entire year after their initial stabilization period produced an average cash flow of $402,000 before debt service and reserve for replacement.


OTHER OWNED HOTELS

     The Company's Other Owned Hotels were primarily acquired by the Company through joint ventures prior to 1993, in most instances at prices below estimated replacement costs. The Other Owned Hotels have been owned, operated and managed by the Company as part of a national franchise system, such as Days Inn, Hampton Inn, Holiday Inn, and Ramada Inn, or independent of any brand affiliation. The Company does not intend to actively acquire additional hotels, but may do so from time to time if available on favorable terms.

     The Company's Other Owned Hotels typically are located in secondary and tertiary markets, with nearby demand generators such as airports, major traffic arteries, office complexes, industrial parks, shopping malls, colleges and universities or tourist attractions. The Other Owned Hotels contain 53 to 209 rooms, generate ADRs ranging from $35 to $65 per night, offer a variety of amenities and services and generally do not contain food and beverage facilities.

GROWTH STRATEGY

     The Company's growth strategy is to increase revenues, earnings before interest, leasehold rents, taxes, depreciation and amortization ("EBITDA") and net income per share by: (i) developing, operating and owning additional AmeriHost Inn hotels; (ii) maintaining or enhancing occupancy and ADR results at all of its Hotels; and (iii) controlling operating and corporate overhead expenses. The Company's mission statement includes having 200 AmeriHost Inn hotels open or under construction by December 31, 2000.


     The Company's primary growth strategy is to focus on the expansion of its proprietary brand, the AmeriHost Inn, through continued development, construction and operation of Wholly-Owned Hotels. The Company may also continue the development of AmeriHost Inn hotels through a combination of majority- or minority-owned joint ventures. The Company may also seek to increase its ownership interest in existing AmeriHost Inn hotels in which the Company has less than a 100% ownership interest, if available on favorable economic terms. From time to time, the Company may also continue to provide development, construction and, to a lesser extent, management services to unaffiliated third parties on a fee-for-service basis.


     The Company intends to develop and construct AmeriHost Inn hotels in communities located in tertiary and secondary markets which already have established demand for overnight accommodations and which are typically not targeted for development by larger hotel companies. Prior to commencing development, the Company identifies at least three demand generators. Typically, the Company seeks communities where an active economic development program is in place, which suggests long-term growth potential for additional lodging demand. In most cases, the local community is interested in a new hotel because existing facilities are dated or inconvenient. The Company provides comfortable, professionally-managed accommodations which are typically not available in that community.


     As of May 31, 1996, the Company was constructing 15 hotels and had 14 hotels under development. Upon completion, all 29 of these hotels will be operated as AmeriHost Inn hotels. Additionally, the Company expects that 10 of these hotels will be Wholly-Owned Hotels, 18 will be developed as joint ventures in which the Company will own a minority interest and one will be developed for an unaffiliated third party. The Company anticipates that the majority of its future hotel projects will be wholly-owned AmeriHost Inn hotels. Upon completion of the Offering, the Company estimates that it will have the necessary equity, when leveraged, to develop, construct and open approximately 50 additional wholly-owned AmeriHost Inn hotels.


     Additionally, the Company intends to sell certain of its Other Owned Hotels to take advantage of attractive terms and as part of an overall plan to focus the Company's hotel ownership primarily on AmeriHost Inn hotels. As of May 31, 1996, agreements had been entered into for the sale of 4 Other Owned Hotels, subject to certain contingencies. The Company expects that the net proceeds of such sales, if and when completed, will be used by the Company to develop additional AmeriHost Inn hotels.

OPERATING STRATEGY

     The Company's operating strategy is to provide its customers with a consistent lodging experience by offering a package of amenities and services which meet or exceed the customers' expectations during each stay. The Company has developed uniform standards and procedures for each aspect of the development, construction, operation and marketing of its AmeriHost Inn hotels, from site selection to operational management.

     The Company has designed a financial management system whereby all accounting and operating information is processed in the Company's centralized accounting office at its headquarters. The system includes cash management, accounts payable and the generation of daily financial and operating information and monthly financial statements which allow senior management and the regional, area and general managers to closely monitor performance and to quickly react to changes in operational conditions. The Company provides each Hotel with standardized forms and procedures to ensure uniform and efficient financial reporting. The Company's financial management system relieves certain management and reporting burdens from the individual hotel managers enabling them to focus on the operation and marketing of the hotel. The centralized financial management system also enhances the quality and timing of internal financial reports. All payroll functions are also centralized at the Company's headquarters through its employee leasing subsidiary, allowing the Company to have greater control over payroll costs. In addition, since all of the approximately 1,900 hotel personnel are employed by the same company, the costs of certain payroll-related expenses are lower than if each Hotel maintained its own employees, and the Company is able to offer a more attractive health insurance program to its employees.


MARKETING STRATEGY


     The Company believes it has a unique marketing strategy which is to actively seek involvement in and ties to the local communities in which its Hotels are located. The local businesses and residential community are each Hotel's best referral source. When staying in smaller communities where the Company's Hotels are located, visitors typically seek recommendations from family, friends and business associates. The general managers of the Hotels are expected to devote a majority of their time toward marketing activities with local businesses and the community. In an effort to promote community awareness and build strong relationships with business leaders and local residents, general managers are very active in local civic groups and frequently sponsor special events. The Hotels' facilities are often utilized for guest appreciation and charitable events. In addition, the Hotels typically sponsor various local social and community events and permit the use of their facilities by local clubs and civic organizations. This community involvement, combined with a professional marketing program, allows the Hotel to showcase its facilities for both business and leisure purposes. By focusing on the local community as its primary referral source, the Company believes that each Hotel can build a strong sales force of local residents.

                                ---------------

     Amerihost Properties, Inc. was incorporated under the laws of the State of Delaware on September 19, 1984. The Company's principal office is located at 2400 East Devon Avenue, Suite 280, Des Plaines, Illinois 60018 and its telephone number is (847) 298-4500. AmeriHost Inn(R) is a registered trademark of the Company. In addition, the Company operates certain of its Hotels through franchise agreements with Days Inns of America, Inc., Promus Hotels, Inc. (regarding Hampton Inns), Holiday Inns, Inc., Holiday Inns Franchising, Inc. and Ramada Franchise Systems, Inc. See "Business - Franchise Agreements."

                                  THE OFFERING

Common Stock Offered by the Company.........     3,000,000 shares
Common Stock to be Outstanding
  After the Offering........................     9,021,271 shares (1)
Use of Proceeds.............................     To reduce outstanding indebtedness, provide
                                                 capital for development and construction of
                                                 additional AmeriHost Inn hotels, the
                                                 Company's proprietary brand, and for working
                                                 capital and other general corporate
                                                 purposes.
The Nasdaq National Market Symbol...........     HOST

- ---------------

(1) Based upon outstanding shares as of May 31, 1996. Does not include 1,854,627 shares reserved for issuance upon exercise of outstanding options and warrants and 376,225 shares issuable upon exchange of certain limited partnership interests held by limited partners in Joint Ventures (as hereinafter defined) that own Minority-Owned Hotels. See "Business - Joint Ventures" and "Shares Eligible for Future Sale." Also does not include 125,000 shares reserved for issuance under the Company's Non-Qualified Stock Option Plan (the "Non-Qualified Plan") and 125,000 shares reserved for issuance under the Company's Incentive Stock Option Plan (the "Incentive Stock Plan"). As of such date, no options had been awarded under either the Non-Qualified Plan or the Incentive Stock Plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary consolidated financial information for the Company. The summary consolidated financial information of the Company at December 31, 1995 and for the years ended December 31, 1993, 1994 and 1995 has been derived from the audited Consolidated Financial Statements for the Company set forth elsewhere herein. The summary consolidated financial information for the years ended December 31, 1991 and 1992 has been derived from the consolidated financial statements of the Company, audited by BDO Seidman, LLP, that have not been included herein. The summary consolidated financial information at March 31, 1996 and for each of the twelve months and the three months ended March 31, 1995 and 1996 has been derived from the unaudited Consolidated Financial Statements of the Company. In the opinion of management, the consolidated financial information at March 31, 1996 and for each of the twelve months and the three months ended March 31, 1995 and 1996 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The summary consolidated financial information should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. The summary consolidated financial information for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

                                                                                        TWELVE MONTHS            THREE MONTHS
                                                                                            ENDED                   ENDED
                                          YEAR ENDED DECEMBER 31,                         MARCH 31,               MARCH 31,
                           ------------------------------------------------------    --------------------    --------------------
                            1991       1992        1993        1994        1995        1995        1996        1995        1996
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Revenue:
    Hotel operations....   $  514    $  6,786    $  9,092    $ 15,428    $ 24,360    $ 17,089    $ 25,829    $  4,115    $  5,583
    Development and
      construction......    4,449       8,367       6,971      12,037      12,238      16,939      10,713       5,505       3,980
    Management
      services..........    1,561       2,225       2,849       2,712       3,011       2,740       2,936         564         490
    Employee leasing....     -         12,033      15,362      13,170      12,353      12,903      11,972       2,973       2,592
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
        Total revenue...    6,524      29,411      34,274      43,347      51,962      49,671      51,450      13,157      12,645
  Expenses:
    Operating costs and
      expenses..........    4,851      25,445      30,389      37,077      41,317      42,388      40,059      12,009      10,751
    Depreciation and
      amortization......      191         421         928       1,141       2,268       1,302       2,636         435         803
    Leasehold rents -
      hotels............     -          1,149       1,652       1,661       1,976       1,693       1,971         452         446
    Corporate general
      and
      administrative....    1,043       1,399       1,783       2,012       2,111       1,834       2,128         468         485
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Operating income
    (loss)..............      439         997        (478)      1,456       4,290       2,454       4,656        (207)        160
  Other income
    (expense):
    Interest expense....     (267)       (455)       (590)       (855)     (1,756)     (1,013)     (2,113)       (308)       (665)
    Interest income.....       67         235         479         428         561         429         624          92         154
    Other income........        5           3          25          38          44          57          66          20          42
    Equity in net income
      and losses of
      affiliates........       37         (80)         30          31         387          53         426        (183)       (145)
    Debt acceleration
      charge............     -          -            (485)      -           -           -           -           -           -
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Income (loss) before
    minority interests
    and income taxes....      281         700      (1,019)      1,098       3,526       1,980       3,659        (586)       (454)
  Minority interests in
    operations of
    consolidated
    subsidiaries and
    partnerships........       (1)        (12)        (38)       (146)        (59)        (78)         32         112         204
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Income (loss) before
    income tax..........      280         688      (1,057)        952       3,467       1,902       3,691        (474)       (250)
  Income tax expense
    (benefit), net of
    carryforward........     -            177        (296)        381       1,329         760       1,417        (190)       (102)
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Net income (loss).....   $  280    $    511    $   (761)   $    571    $  2,138    $  1,142    $  2,274    $   (284)   $   (148)
                           ======     =======     =======     =======     =======     =======     =======     =======     =======
  Earnings (loss) per
    share...............   $ 0.17    $   0.22    $  (0.15)   $   0.10    $   0.35    $   0.20    $   0.36    $  (0.05)   $  (0.02)
                           ======     =======     =======     =======     =======     =======     =======     =======     =======
  Weighted average
    shares outstanding
    (1).................    1,685       2,347       5,038       5,624       6,125       5,634       6,305       5,663       5,976
OTHER INFORMATION:
  EBITDA(2).............   $  738    $  2,713    $  2,598    $  4,609    $  9,467    $  5,910    $ 10,411    $    721    $  1,665
  Net cash provided by
    (used in) operating
    activities..........   $  (54)   $  1,267    $    693    $  2,215    $  1,918    $  3,294    $  1,395    $   (132)   $   (655)

                                                                                           AT MARCH 31, 1996
                                                                                      ----------------------------
                                                            AT DECEMBER 31, 1995       ACTUAL       AS ADJUSTED(3)
                                                            --------------------      --------      --------------
BALANCE SHEET INFORMATION:
  Cash and cash equivalents............................           $  1,371            $  1,528         $  4,126
  Total assets.........................................             52,453              54,242           56,840
  Long-term debt, including current portion............             25,014              26,502            7,815
  Shareholders' equity.................................             17,267              17,063           41,723

- ---------------

(1) During the first quarter of 1993, the Company issued an additional 1,718,915 shares of Common Stock in connection with the conversion and redemption of the Company's 12% Convertible Subordinated Notes Due 1994 ("12% Subordinated Notes"), the cashless exercise of warrants and the exercise of warrants to purchase Common Stock. During the second quarter of 1993, the Company issued an additional 1,550,000 shares of Common Stock in connection with a public offering completed in May 1993.

(2) EBITDA is defined as net income (loss), adjusted to eliminate the impact of
    (i) interest expense, (ii) leasehold rents for hotels, which the Company considers to be financing costs similar to interest, (iii) income tax expense (benefit), (iv) depreciation, and (v) amortization of intangibles. EBITDA should not be considered as an alternative to net income or cash flows from operating activities as a measure of liquidity.

(3) As adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $9.00 per share and the application of the estimated net proceeds therefrom.

                                 OPERATING DATA

     The following table sets forth certain operating data for the Owned Hotels which had been operating, following a stabilization period of approximately 120 days after the opening or acquisition by the Company, for the entire period indicated. The operating data shown for AmeriHost Inn hotels represents 3, 4 and 4 hotels for the years ended December 31, 1993, 1994 and 1995, respectively, and 4 and 5 hotels for the twelve months ended March 31, 1995 and 1996, respectively. The operating data shown for Other Owned Hotels represents 24, 29 and 32 hotels for the years ended December 31, 1993, 1994 and 1995, respectively, and 30 hotels for each of the twelve months ended March 31, 1995 and 1996.

                                                                                 TWELVE MONTHS
                                                                                     ENDED
                                                YEAR ENDED DECEMBER 31,            MARCH 31,
                                              ----------------------------     -----------------
                                               1993       1994       1995       1995       1996
                                              ------     ------     ------     ------     ------
AVERAGE OCCUPANCY(1)
     AmeriHost Inn hotels....................  65.9%      68.6%      72.6%      69.6%      71.8%
     Other Owned Hotels......................  59.7%      59.9%      62.2%      59.6%      61.4%
     Owned Hotels............................  60.1%      60.5%      63.1%      60.3%      62.4%
AVERAGE DAILY RATE (ADR)(2)
     AmeriHost Inn hotels.................... $49.01     $49.99     $52.21     $50.01     $52.63
     Other Owned Hotels...................... $39.71     $44.13     $45.62     $44.24     $45.92
     Owned Hotels............................ $40.37     $44.60     $46.28     $44.69     $46.66
REVENUE PER AVAILABLE
  ROOM (REVPAR)(3)
     AmeriHost Inn hotels.................... $32.28     $34.28     $37.90     $34.82     $37.79
     Other Owned Hotels...................... $23.72     $26.41     $28.39     $26.35     $28.19
     Owned Hotels............................ $24.27     $26.97     $29.22     $26.93     $29.11
GROSS OPERATING PROFIT MARGIN(4)
     AmeriHost Inn hotels....................  48.5%      48.2%      49.5%      47.8%      48.8%
     Other Owned Hotels......................  29.0%      31.4%      31.5%      31.2%      29.4%
     Owned Hotels............................  30.6%      32.8%      33.5%      32.6%      31.7%
EBITDA MARGIN(5)
     AmeriHost Inn hotels....................  44.6%      44.1%      45.6%      43.6%      44.9%
     Other Owned Hotels......................  22.1%      24.8%      25.0%      24.6%      22.6%
     Owned Hotels............................  23.9%      26.4%      27.2%      26.2%      25.2%
ROOM MARGIN(6)
     AmeriHost Inn hotels....................  80.4%      81.4%      80.8%      80.9%      80.7%
     Other Owned Hotels......................  76.0%      77.6%      77.1%      77.2%      76.4%
     Owned Hotels............................  76.4%      78.0%      77.5%      77.6%      76.9%

- ---------------

(1) Calculated as occupied rooms divided by available rooms.
(2) Calculated as room revenues divided by occupied rooms.
(3) Calculated as ADR multiplied by average occupancy.
(4) Represents gross operating profit as a percentage of revenue.
(5) Represents EBITDA as a percentage of revenue. EBITDA is defined as net income (loss), adjusted to eliminate the impact of (i) interest expense,
    (ii) leasehold rents for hotels, which the Company considers to be financing costs similar to interest, (iii) income tax expense (benefit), (iv) depreciation, and (v) amortization of intangibles. EBITDA should not be considered as an alternative to net income or cash flows from operating activities as a measure of liquidity.
(6) Represents gross rooms operating profit (room revenues less room, housekeeping, laundry and transportation expenses) as a percentage of room revenues.

                              HOTEL AND ROOM DATA

     The following table sets forth hotel and room data with respect to the Hotels which were open, as well as other hotels which were under construction, at December 31, 1993, 1994 and 1995 and at May 31, 1996 and hotels which were under development at May 31, 1996.


                                                              AT DECEMBER 31,           AT MAY 31,
                                                        ----------------------------    ----------
                                                        1993        1994       1995        1996
                                                        -----      ------      -----    ----------
NUMBER OF HOTELS OPEN
  Owned Hotels:
     AmeriHost Inn hotels(1).......................         4          6         13           22(2)
     Other Owned Hotels............................        31         37         35           29(2)
     Managed Hotels(3).............................        14         10         10           11
                                                        -----      ------      -----    ----------
       Total.......................................        49         53         58           62
NUMBER OF ROOMS OPEN
  Owned Hotels:
     AmeriHost Inn hotels(1).......................       240        360         841       1,482(2)
     Other Owned Hotels............................     3,352      3,944       3,640       3,205(2)
  Managed Hotels(3)................................     1,790      1,296       1,283       1,383
                                                        -----      ------      -----    ----------
       Total.......................................     5,382      5,600       5,764       6,070
NUMBER OF HOTELS UNDER CONSTRUCTION(4)
  Owned Hotels:
     AmeriHost Inn hotels..........................         0          5          16          15
     Other Owned Hotels............................         2          2           0           0
  Managed Hotels...................................         0          1           1           0
                                                        -----      ------      -----    ----------
       Total.......................................         2          8 (5)      17          15
NUMBER OF ROOMS UNDER CONSTRUCTION(4)
  Owned Hotels:
     AmeriHost Inn hotels..........................         0        300         986         903
     Other Owned Hotels............................       178        148           0           0
  Managed Hotels...................................         0         60         100           0
                                                        -----      ------      -----    ----------
       Total.......................................       178        508 (5)   1,086         903


                                                                    AT MAY 31, 1996
                                                                   -----------------
                                                                   HOTELS      ROOMS
                                                                   ------      -----
NUMBER UNDER DEVELOPMENT(6)
  Owned Hotels:
     AmeriHost Inn hotels..........................                   13        793
     Other Owned Hotels............................                    0          0
  Managed Hotels...................................                    1         61
                                                                   ------      -----
       Total.......................................                   14        854

- ---------------

(1) Excludes two AmeriHost Inn hotels owned by unaffiliated third parties which are Managed Hotels.

(2) Between December 31, 1995 and May 31, 1996, 5 Other Owned Hotels were converted into AmeriHost Inn hotels.

(3) Includes two AmeriHost Inn hotels owned by unaffiliated third parties.

(4) For purposes of this Prospectus, the Company deems hotels and rooms to be "under construction" when it has secured necessary debt financing and received approval for all construction and zoning permits. Hotels under construction became, or will become, Owned Hotels (either AmeriHost Inn hotels or Other Owned Hotels) or Managed Hotels, as indicated, upon commencement of operations.

(5) Does not include one hotel under construction at December 31, 1994 which was constructed for an unaffiliated third party and which the Company does not manage.

(6) For purposes of this Prospectus, the Company deems hotels and rooms to be "under development" when it has an option or agreement to purchase the land and a commitment for the necessary debt financing for the construction of the hotel. Hotels under development became, or will become, Owned Hotels (either AmeriHost Inn hotels or Other Owned Hotels) or Managed Hotels, as indicated, upon commencement of operations.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained in this Prospectus, such as those concerning the Company's mission statement, the development and construction of new hotels and the projected opening dates of hotels under development and under construction, capital requirements and other statements regarding matters that are not historical facts are forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any shares of the Common Stock offered hereby.

LODGING INDUSTRY RISKS

     The lodging industry in general may be adversely affected by such factors as changes in national and regional economic conditions, changes in local market conditions, oversupply of guest rooms or a reduction in local demand for rooms and related services, competition in the lodging industry, changes in interest rates and the availability of financing.

     Cyclicality. The lodging industry is subject to periods of cyclical growth and downturn. For example, the lodging industry suffered a downturn in the late 1980's and early 1990's due to a substantial increase in the supply of guest rooms that significantly outpaced growth in demand coupled with poor general economic conditions. While there has been a general recovery of the industry in recent years, there can be no assurance that the industry will not experience a similar downturn in the future. In addition, there can be no assurance that downturns or prolonged adverse conditions in the lodging industry, in real estate or capital markets or in national, regional or local economies will not have a material adverse impact on the Company.

     Operating Risks.  Operating factors affecting the lodging industry include
(i) competition from other hotels and recreational properties; (ii) demographic changes; (iii) the recurring need for renovations, refurbishment and improvements of hotels; (iv) restrictive changes in zoning and similar land use laws and regulations, or in health, safety, disability and environmental laws, rules and regulations; (v) changes in government regulations that influence or determine wages, prices or construction costs; (vi) changes in the characteristics of hotel locations; (vii) the inability to secure property and liability insurance to fully protect against all losses or to obtain such insurance at reasonable costs; (viii) changes in real estate tax rates and other operating costs; (ix) changes or cancellations in local tourist, athletic or cultural events; (x) changes in travel patterns which may be affected by increases in transportation costs or gasoline prices, changes in airline schedules and fares, strikes, weather patterns or relocation or construction of highways; and (xi) changes in brand identity and reputation. Unexpected or adverse changes in any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to the extent that revenues decrease at Minority-Owned Hotels or Managed Hotels, the management fees that the Company receives will be reduced and the Company's revenues and profitability could be adversely affected.

COMPETITION

     There is significant competition in the lodging industry, particularly in the mid-price hotel market. There are numerous hotel chains that operate on a national or regional basis, as well as other hotels, motor inns and other independent lodging establishments throughout the United States. Competition is primarily in the areas of price, location, quality, services and amenities. There can be no assurance that new or existing competitors will not significantly lower their rates or offer greater convenience, services or amenities or significantly expand or improve facilities in the Company's markets, thereby adversely affecting the Company's results of operations. There are also a number of companies which acquire, develop, construct and renovate hotels. Some of these companies, which may have substantially greater financial resources than the Company, perform these services only for their own account, while others actively pursue contracts for these services with third-party owners. The recent economic recovery in the lodging industry and the resulting increase in funds available for hotel development and acquisitions may cause additional competitors to enter the hotel market, which may in turn increase competition for the development and acquisition of hotel properties. In addition, there are many hotel management companies which provide management services to hotels similar to the services provided by the Company. Many of the Company's competitors have recognized trade names, national reservation systems, greater resources and longer operating histories than the Company. The Company expects that competition will increase with respect to all aspects of its business in the future and, as a result, there can be no assurance that it will remain competitive or be able to maintain its current profitability.

EXPANSION RISKS

     The Company intends to grow primarily by developing additional AmeriHost Inn hotels. At May 31, 1996, the Company had 24 AmeriHost Inn hotels open (including 2 AmeriHost Inn hotels which are Managed Hotels), 15 AmeriHost Inn hotels under construction and 14 AmeriHost Inn hotels under development. In 1994 and 1995, the Company began construction of 15 and 20 hotels, respectively. The Company's mission statement includes having 200 AmeriHost Inn hotels open or under construction by December 31, 2000. In order to achieve the goal set forth in its mission statement, the Company will have to significantly increase its annual rate of hotel development and construction so that it begins construction on an average of 33 new hotels per year. The Company's ability to expand, and to do so at a faster rate than it has in the past, depends on a number of factors, including the selection and availability of suitable locations at acceptable prices and the availability of capital at economic rates. There can be no assurance that suitable locations for new development will be available, or if available, will be on terms acceptable to the Company or that capital will be available on terms acceptable to the Company. The Company must also integrate the large number of additional AmeriHost Inn hotels and the additional management, personnel and reporting functions accompanying such expansion into the Company's existing infrastructure. The integration of the foregoing into the Company's existing infrastructure presents a significant management challenge and will require the hiring and training of sufficiently skilled management and personnel. The failure to hire and sufficiently train the management and personnel required to manage and operate the additional AmeriHost Inn hotels and to effectively and efficiently integrate the planned AmeriHost Inn hotels to be developed and constructed, including the additional management, personnel and reporting functions, could have a material adverse effect on the results of operations and financial condition of the Company.

     New hotel development is subject to a number of risks, including site acquisition cost and availability, construction delays and cost overruns, the possibility that hotels will not achieve anticipated occupancy levels or sustain expected room rate levels and commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations. In the past, the Company has experienced delays in opening new hotels, primarily as a result of inclement weather. The Company also plans to expand into geographic markets where it currently does not have a major presence, such as Texas and California. There can be no assurance that the Company's expansion plans will be completed successfully or that the nature of such expansion will not be modified to reflect future events or economic conditions. The Company's inability to successfully implement its expansion plans would limit the Company's ability to grow its revenue base. In addition, there can be no assurance that the Company will be able to achieve operating results in future AmeriHost Inn hotels comparable to the historical operating results of the existing AmeriHost Inn hotels. To the extent that future AmeriHost Inn hotels do not achieve anticipated performance levels, the Company's results of operations could be adversely affected.

     With respect to Owned Hotels, the Company or the applicable general partnership, limited partnership or limited liability company in which the Company is an investor and which owns an Owned Hotel (collectively, "Joint Ventures") typically invests between 15% and 30% of the total costs of developing and constructing a hotel in the form of equity, with the remaining portion of the costs typically financed through a local or regional bank. As a result, a substantial amount of additional financing from local or regional banks is required to develop and construct each hotel. Changes in economic conditions in the real estate and lodging industries may limit the amount of financing available from local or regional banks and may make it necessary for the Company or applicable Joint Venture to contribute a greater percentage of equity to a given development project. There can be no assurance that financing will be available from local or regional banks, or, if available, on terms favorable to the Company or Joint Venture or that the Company or Joint Venture will be able to contribute any required additional equity.

REAL ESTATE INVESTMENT RISKS

     The Company's ownership of hotels is subject to varying degrees of risk generally incident to the ownership and operation of real property and, in particular, hotels. The value of the Hotels and the Company's results of operations may be adversely affected by a number of factors, including national, regional or local economic conditions (which may be adversely impacted by plant closings, industry slowdowns, inflation and other factors); existence of competing hotels; general conditions in the construction and lodging industries; local lodging market conditions (such as an oversupply of guest rooms); changes in governmental regulations, zoning or tax laws; operating cost increases; labor problems; potential environmental or other legal liabilities; and changes in interest rate levels. There can be no assurance that demographic, geographic or other changes in markets where the Hotels are located will not adversely affect the convenience or desirability of the Hotels. Certain costs associated with hotels are largely fixed, principally mortgage payments, real estate taxes, maintenance and other operating costs, and do not decrease as a result of events adversely affecting the revenue of a hotel. Real estate investments are relatively illiquid limiting the ability of the Company to vary its portfolio of hotels in response to changes in economic and other conditions. There can be no assurance that the disposition of any Hotel, by either the Company or a Joint Venture, can be accomplished at a price that will not result in a loss to the Company.

SEASONALITY

     The lodging industry, in general, is seasonal in nature. The Company's hotel revenues are generally greater in the second and third calendar quarters than in the first and fourth quarters due to weather conditions in the markets in which Hotels are located and general business and leisure travel trends. This seasonality can be expected to continue to cause quarterly fluctuations in the Company's revenues. Quarterly earnings also may be adversely affected by events beyond the Company's control, such as extreme weather conditions, economic factors and other factors affecting travel. In addition, hotel construction is seasonal, depending upon the geographic location of the construction projects. At May 31, 1996, the Company had 15 AmeriHost Inn hotels under construction, primarily in the Midwest and Southeast. Construction activity in the Midwest may be slower in the first and fourth quarters due to weather conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GEOGRAPHIC CONCENTRATION

     The Hotels are located primarily in the Midwest. As a result, the Company's results of operations and financial condition are largely dependent on economic and weather conditions in the Midwest and could be adversely affected by a decline in economic conditions or inclement weather in this region.

RISK OF LEVERAGE

     With few exceptions, each of the Owned Hotels is subject to mortgage indebtedness. In addition, to the extent that the Company is a general partner of any Joint Venture, it is secondarily liable for any recourse indebtedness incurred by such entity. At May 31, 1996, the Owned Hotels had indebtedness outstanding of approximately $69.4 million, with a weighted average interest rate and remaining years to maturity of 9.48% per annum and 9 years, respectively. The Company is a general partner in Joint Ventures which, at May 31, 1996, had approximately $47.2 million in recourse indebtedness outstanding. At May 31, 1996, the Company had guaranteed mortgage loan obligations in the aggregate principal amount of approximately $37.9 million for 40 Owned Hotels. In certain instances, other Joint Venture partners have also guaranteed these debts. The Company intends to use approximately $18.7 million of the net proceeds of the Offering to repay a portion of the long-term debt, including current portion, expected to be outstanding at the time of the Offering and which will be secured by certain Wholly-Owned Hotels, approximately $15.1 million of which will have been guaranteed by the Company. See "Use of Proceeds." Of the mortgage indebtedness of the Owned Hotels that is expected to remain outstanding following the Offering, approximately $35.1 million is subject to a floating rate of interest. Adverse economic conditions beyond the Company's control could result in higher interest rates on such floating rate indebtedness, increasing the Company's or the applicable Joint Venture's debt service requirements.

     A reduction in cash flows from an Owned Hotel or an increase in the interest rate applicable to such Owned Hotel's indebtedness could result in the inability of the Company or the applicable Joint Venture to meet the interest payments or the principal payments of the indebtedness. Such circumstances could require the Company and/or other Joint Venture partners to provide additional capital to the entity that owns such hotel or satisfy guarantees of the indebtedness. In the event the Company is liable as a general partner or as a guarantor for the indebtedness of a Joint Venture, it may have a right to contribution from the other Joint Venture partners. If the Company does not have a right of contribution or is unable to obtain contribution from the other Joint Venture partners, the Company may be required to seek additional financing from various capital sources. There can be no assurance that the Company will be able to obtain such additional financing on terms acceptable to it, if and when needed. A default by either the Company or the Joint Venture that owns a Hotel on such indebtedness could result in the commencement of foreclosure proceedings against such Hotel, which, in turn, could result in the forfeiture of all or substantially all of the Company's equity investment, if any, in such Hotel and the Company being obligated to pay any balance of such indebtedness. A significant number of such defaults would have a material adverse impact on the financial condition of the Company.

UNINSURED AND UNDERINSURED LOSSES COULD RESULT IN LOSS OF VALUE OF HOTEL PROPERTIES

     Although the Company and each Owned Hotel maintain comprehensive insurance, including comprehensive fire and extended coverage and liability insurance, there can be no assurance that such insurance coverage will be sufficient to fully protect the business and assets of the Company or an Owned Hotel from all claims or liabilities, including environmental liabilities, or that the Company or an Owned Hotel will be able to obtain additional insurance at commercially reasonable rates. In addition, there are certain types of losses (generally of a catastrophic nature or related to certain environmental liabilities) that are either uninsurable or not insurable at a reasonably affordable price. In the event losses or claims are beyond the limits or scope of the Company's or an Owned Hotel's insurance coverage, the Company's business could be materially adversely affected. In addition, should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its equity investment in some or all of the Owned Hotels, as well as anticipated future revenues from such

Owned Hotels, while remaining obligated for any mortgage indebtedness or other financial obligations related to such Owned Hotels. If such a catastrophe occurs, the financial and other advantages the Company had expected to receive from the affected hotel would be lost. To the extent a significant number of losses occur, such losses would have a material adverse impact on the Company's financial condition.

RISKS INVOLVED IN INVESTMENTS THROUGH JOINT VENTURES


     At May 31, 1996, the Company had investments in 34 Owned Hotels in which the Company is not the sole owner. Of such 34 Owned Hotels, 8 are Majority-Owned Hotels and 26 are Minority-Owned Hotels. Such investments may, under certain circumstances, involve risks such as the possibility that the other Joint Venture partners might become bankrupt and therefore, unable to fulfill their financial and other contractual obligations, have economic or business interests or goals that are inconsistent with the business interests or goals of the Company or be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives. To the extent that the other Joint Venture partners cannot fulfill their financial and contractual obligations or have interests which are dissimilar to the Company's, the Company's results of operations and financial condition could be adversely affected. In certain Joint Ventures, the other Joint Venture partners have the right to make certain decisions with respect to the operation, sale, financing or renovation of the underlying Hotel. See "Business - Joint Ventures."


RISKS OF OPERATING HOTELS SUBJECT TO FRANCHISE LICENSE AGREEMENTS

     Of the 62 Hotels owned, operated or managed by the Company at May 31, 1996, 32 Hotels are subject to third-party franchise license agreements with franchisors such as Days Inn of America, Inc., Promus Hotels, Inc. (regarding Hampton Inns), Holiday Inns, Inc., Holiday Inns Franchising, Inc. and Ramada Franchise Systems, Inc. (collectively, the "Franchisors"). The continuation of the franchise licenses is subject to the maintenance of specified operating standards and other terms and conditions. The Franchisors periodically inspect their licensed hotels to confirm adherence to their maintenance and operating standards. The Company or the applicable Joint Venture is responsible for routine maintenance and repair expenditures with respect to such Hotels. The failure to maintain the standards or adhere to the other terms and conditions of the franchise license agreements could result in the loss or cancellation of such franchise licenses. It is possible that a Franchisor could condition the continuation of a franchise license upon the completion of substantial capital improvements, which the Company or the applicable Joint Venture may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected Hotel. The loss of any franchise license could have a material adverse effect upon the operations and the underlying value of the Hotel covered by such license because of the loss of associated name recognition, marketing support and centralized reservation systems, provided by the Franchisor. The loss of a franchise license for a significant number of Hotels could have a material adverse effect on the Company's revenues.

SUBSTANTIAL RELIANCE ON KEY PERSONNEL


     The success of the Company is dependent to a large degree upon its senior management, including H. Andrew Torchia, Chairman of the Board of Directors (who, through Urban 2000 Corp., a hotel development consulting firm ("Urban"), provides services to the Company under a consulting agreement), Michael P. Holtz, President and Chief Executive Officer, Richard D'Onofrio, Executive Vice President, and Russell J. Cerqua, Senior Vice President of Finance, Secretary, Treasurer and Chief Financial Officer. Messrs. Torchia, Holtz, D'Onofrio and Cerqua have been active in the lodging industry for an average of 21 years. The loss of any of the foregoing officers could have a material adverse impact on the Company's operations. The Company has employment agreements with Messrs. Holtz, D'Onofrio and Cerqua. See "Management" and "Certain Transactions." The Company maintains "key person" life insurance policies for the benefit of the Company on the lives of Messrs. Torchia, Holtz and D'Onofrio.

STOCK PRICE VOLATILITY

     The market price of the Company's Common Stock has varied significantly in the past. The Common Stock is listed for quotation on the Nasdaq National Market, which market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of affected companies. General market price declines or market volatility in the future could affect the market price of the Common Stock. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the overall economy and the financial markets could cause the price of Common Stock to fluctuate substantially. The number of shares of Common Stock publicly traded are, and following the Offering will be, limited. As a result, relatively small volume fluctuations could affect the market price of the Common Stock.

ENVIRONMENTAL MATTERS

     The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect an owner's ability to use or sell such real property or borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership of the Owned Hotels, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition.

COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT
AND OTHER CHANGES IN GOVERNMENTAL RULES AND REGULATIONS

     Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that any of the Owned Hotels is not in compliance with the applicable requirements of ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the Owned Hotels, including changes to building codes and fire and life-safety codes, may occur. If the Company were required to make substantial modifications to the Owned Hotels to comply with ADA or other changes in governmental rules and regulations, the Company's financial condition and ability to develop new hotels could be adversely affected.

ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), and By-Laws (the "By-Laws") contain certain provisions that may have the effect of discouraging, delaying or making more difficult a change in control of the Company even if some, or a majority, of the Company's shareholders were to deem such an attempt to be in the best interest of the Company.

Among other things, the Restated Certificate allows the Board of Directors to issue up to 100,000 shares of Preferred Stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding an aggregate of 9,021,271 shares of Common Stock (9,471,271 shares if the Underwriters' over-allotment option is exercised in full). Of these shares of Common Stock, 7,051,238 shares, including the 3,000,000 shares (assuming the Underwriters' over-allotment is not exercised) sold in the Offering, will be freely tradeable by persons other than affiliates of the Company. The remaining 1,970,033 shares of Common Stock were issued by the Company in private transactions not involving a public offering and are "restricted securities" as defined in Rule 144 ("Rule 144") under the Securities Act. Pursuant to Rule 144, such shares may be resold subject to certain holding period requirements and volume limitations. In addition, the Company currently has an effective registration statement on Form S-3 registering the resale of approximately 1,360,000 shares of Common Stock (including approximately 150,000 shares underlying outstanding options and warrants). The Company believes that all but approximately 260,000 shares of Common Stock (including 103,125 shares underlying outstanding options and warrants) have been sold pursuant to such registration statement. To date, the Company has also issued options and warrants representing the right to purchase an aggregate of 1,854,627 shares of Common Stock, of which options and warrants to purchase 1,558,627 shares will be exercisable by the end of 1996. In addition, equity interests held by limited partners in 5 Joint Ventures are exchangeable into an aggregate of 376,225 shares of Common Stock. An aggregate of 384,350 shares of Common Stock which may be issued upon exercise of options and warrants or upon exchange of the Joint Venture securities have certain demand registration rights, pursuant to which the Company intends to file a registration statement registering such shares for resale. Shares sold pursuant to such a registration statement will be freely tradeable by the purchaser thereof unless reacquired by an affiliate of the Company. Additionally, shares issued upon exercise of other options or warrants may be sold pursuant to Rule 144 subject to the holding period requirements related to such shares and certain volume limitations and certain of the shares of Common Stock to be issued upon exercise of options and warrants will have piggyback registration rights. Sales of substantial amounts of Common Stock by shareholders, or the perception that such sales could occur, could adversely affect the market price in the public market following the Offering. The Company and certain shareholders have executed "lock-up agreements" pursuant to which they have, subject to certain exceptions in the case of the Company, agreed not to sell, or otherwise dispose of, directly or indirectly, or exercise any registration rights with respect to, any shares of Common Stock, securities convertible into or exchangeable for Common Stock or any rights to purchase or acquire Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of the representatives of the Underwriters. See "Shares Eligible For Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Offering (after deducting the underwriting discount and expenses of the Offering) are estimated to be approximately $24.7 million, assuming an offering price of $9.00 per share ($28.4 million if the Underwriters' over-allotment option is exercised in full). The Company estimates that it will use approximately $3.4 million of the net proceeds to repay all of the amounts outstanding under an operating bank line of credit at the time of the Offering and to repay approximately $18.7 million of long-term debt, including current portion, expected to be outstanding at the time of the Offering which will be secured by 13 Wholly-Owned Hotels. The Company's operating bank line of credit (the "Operating Line of Credit") is a $5.0 million secured facility which bears interest at a rate per annum equal to the lending bank's base rate plus 1/2% (with a minimum interest rate of 7.5%) and which matures on May 1, 1997. The long-term loans to be repaid have interest rates ranging from 7.25% to 10.5% and an average of 7.5 years remaining to maturity. Certain of such long-term loans have floating rates of interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Company intends to use the remaining net proceeds primarily to provide capital for the development and construction of additional hotels, particularly the Company's proprietary brand, AmeriHost Inn hotels, and for working capital and other general corporate purposes. Pending application of the net proceeds as set forth above, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade, interest-bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Requirements Following the Offering."


                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HOST." As of May 31, 1996, there were 1,565 holders of record of the Company's Common Stock. The last reported sale price for the Common Stock as quoted on the Nasdaq National Market on July 2, 1996 was $8.50 per share. The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Common Stock as reported on the Nasdaq National Market.



                                                                              HIGH        LOW
                                                                              -----      -----
FISCAL YEAR ENDED DECEMBER 31, 1994
First quarter............................................................     $6.75      $4.88
Second quarter...........................................................      5.25       3.75
Third quarter............................................................      4.88       3.50
Fourth quarter...........................................................      5.50       3.50
FISCAL YEAR ENDED DECEMBER 31, 1995
First quarter............................................................     $4.88      $3.56
Second quarter...........................................................      5.75       4.31
Third quarter............................................................      7.50       5.63
Fourth quarter...........................................................      7.25       6.13
FISCAL YEAR ENDED DECEMBER 31, 1996
First quarter............................................................     $8.25      $6.25
Second quarter...........................................................      9.94       8.50
Third quarter (through July 2, 1996).....................................      8.63       8.38

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1996 and as adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $9.00 per share and the application of the estimated net proceeds therefrom. The information set forth in the following table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                            AT MARCH 31, 1996
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         --------    -----------
                                                                         (dollars in thousands)
Current liabilities:
  Bank line of credit...............................................     $  3,376     $  --
  Current portion of long-term debt.................................        1,046           658
Long-term debt, net of current portion..............................       25,456         7,158
Shareholders' equity:
  Common Stock, $.005 par value, 15,000,000 shares authorized,
     5,975,374 shares issued and outstanding at March 31, 1996;
     8,975,374 issued and outstanding, as adjusted (1)..............           30            45
  Additional paid-in capital........................................       16,915        41,561
  Retained earnings.................................................        1,562         1,562
                                                                         --------    -----------
                                                                           18,507        43,168
  Less stock subscription receivable................................         (437)         (437)
  Less notes receivable (2).........................................       (1,008)       (1,008)
                                                                         --------    -----------
     Total shareholders' equity.....................................       17,062        41,723
                                                                         --------    -----------
     Total capitalization...........................................     $ 46,940     $  49,539
                                                                          =======    ==========

- ---------------

(1) Does not include 1,854,627 shares reserved for issuance upon exercise of outstanding options and warrants and 376,225 shares issuable upon exchange of certain limited partnership interests held by limited partners in Joint Ventures that own Minority-Owned Hotels. See "Business - Joint Ventures" and "Shares Eligible for Future Sale." Also does not include 125,000 shares reserved for issuance under the Company's Non-Qualified Plan and 125,000 shares reserved for issuance under the Company's Incentive Stock Plan. As of such date, no options had been awarded under either the Non-Qualified Plan or the Incentive Stock Plan.

(2) See "Certain Transactions" for a description of the notes.

                                  DIVIDEND POLICY


     Historically, the Company has not declared or paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, including the financing of future hotel development and construction, and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements and such other factors as the Board of Directors deems relevant. In addition, pursuant to the terms of the Company's 7% subordinated notes due 1999 (the "7% Subordinated Notes"), of which, at March 31, 1996, $2.25 million in principal amount were outstanding, no dividends may be paid on any capital stock of the Company until the 7% Subordinated Notes have been paid in full. At the Company's sole discretion, the 7% Subordinated Notes may be prepaid at any time without prepayment penalty.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information for the Company. The selected consolidated financial information of the Company at December 31, 1995 and for the years ended December 31, 1993, 1994 and 1995 has been derived from the audited Consolidated Financial Statements for the Company set forth elsewhere herein. The selected consolidated financial information for the years ended December 31, 1991 and 1992 has been derived from the consolidated financial statements of the Company, audited by BDO Seidman, LLP, that have not been included herein. The selected consolidated financial information at March 31, 1996 and for each of the twelve months and three months ended March 31, 1995 and 1996 has been derived from the unaudited Consolidated Financial Statements of the Company. In the opinion of management, the consolidated financial information at March 31, 1996 and for each of the twelve months and three months ended March 31, 1995 and 1996 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for the three-months ended March 31, 1996 is not necessarily indicative of the results to be expected for the full year.

                                                                                        TWELVE MONTHS            THREE MONTHS
                                                                                            ENDED                   ENDED
                                          YEAR ENDED DECEMBER 31,                         MARCH 31,               MARCH 31,
                           ------------------------------------------------------    --------------------    --------------------
                            1991       1992        1993        1994        1995        1995        1996        1995        1996
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Revenue:
    Hotel operations....   $  514    $  6,786    $  9,092    $ 15,428    $ 24,360    $ 17,089    $ 25,829    $  4,115    $  5,583
    Development and
      construction......    4,449       8,367       6,971      12,037      12,238      16,939      10,713       5,505       3,980
    Management
      services..........    1,561       2,225       2,849       2,712       3,011       2,740       2,936         564         490
    Employee leasing....     -         12,033      15,362      13,170      12,353      12,903      11,972       2,973       2,592
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
        Total revenue...    6,524      29,411      34,274      43,347      51,962      49,671      51,450      13,157      12,645
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Expenses:
    Operating costs and
      expenses:
      Hotel
        operations......      327       4,851       6,779      10,457      17,065      11,709      18,347       3,457       4,739
      Development and
        construction....    3,514       6,671       6,112      11,316      10,118      15,712       8,067       5,164       3,114
      Management
        services........    1,010       2,038       2,297       2,289       2,003       2,228       1,919         457         372
      Employee
        leasing.........     -         11,885      15,201      13,015      12,131      12,739      11,726       2,931       2,526
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
        Total operating
          costs and
          expenses......    4,851      25,445      30,389      37,077      41,317      42,388      40,059      12,009      10,751
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
                            1,673       3,966       3,885       6,270      10,645       7,283      11,391       1,148       1,894
    Depreciation and
      amortization......      191         421         928       1,141       2,268       1,302       2,636         435         803
    Leasehold rents --
      hotels............     -          1,149       1,652       1,661       1,976       1,693       1,971         452         446
    Corporate general
      and
      administrative....    1,043       1,399       1,783       2,012       2,111       1,834       2,128         468         485
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Operating income
    (loss)..............      439         997        (478)      1,456       4,290       2,454       4,656        (207)        160
  Other income
    (expense):
    Interest expense....     (267)       (455)       (590)       (855)     (1,756)     (1,013)     (2,113)       (308)       (665)
    Interest income.....       67         235         479         428         561         429         624          92         154
    Other income........        5           3          25          38          44          57          66          20          42
    Equity in net income
      and losses of
      affiliates........       37         (80)         30          31         387          53         426        (183)       (145)
    Debt acceleration
      charge............     -          -            (485)      -           -           -           -           -           -
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Income (loss) before
    minority interests
    and income taxes....      281         700      (1,019)      1,098       3,526       1,980       3,659        (586)       (454)
  Minority interests in
    operations of
    consolidated
    subsidiaries and
    partnerships........       (1)        (12)        (38)       (146)        (59)        (78)         32         112         204
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Income (loss) before
    income tax..........      280         688      (1,057)        952       3,467       1,902       3,691        (474)       (250)
  Income tax expense
    (benefit), net of
    carryforward........     -            177        (296)        381       1,329         760       1,417        (190)       (102)
                           ------    --------    --------    --------    --------    --------    --------    --------    --------
  Net income (loss).....   $  280    $    511    $   (761)   $    571    $  2,138    $  1,142    $  2,274    $   (284)   $   (148)
                           ======     =======     =======     =======     =======     =======     =======     =======     =======
  Earnings (loss) per
    share...............   $ 0.17    $   0.22    $  (0.15)   $   0.10    $   0.35    $   0.20    $   0.36    $  (0.05)   $  (0.02)
                           ======     =======     =======     =======     =======     =======     =======     =======     =======
  Weighted average
    shares
    outstanding(1)......    1,685       2,347       5,038       5,624       6,125       5,634       6,305       5,663       5,976
OTHER INFORMATION:
  EBITDA(2).............   $  738    $  2,713    $  2,598    $  4,609    $  9,467    $  5,910    $ 10,411    $    721    $  1,665
  Net cash provided by
    (used in) operating
    activities..........   $  (54)   $  1,267    $    693    $  2,215    $  1,918    $  3,294    $  1,395    $   (132)   $   (655)

                                                                                           AT MARCH 31, 1996
                                                                                      ----------------------------
                                                            AT DECEMBER 31, 1995       ACTUAL       AS ADJUSTED(3)
                                                            --------------------      --------      --------------
BALANCE SHEET INFORMATION:
  Cash and cash equivalents............................           $  1,371            $  1,528         $  4,126
  Total assets.........................................             52,453              54,242           56,840
  Long-term debt, including current portion............             25,014              26,502            7,815
  Shareholders' equity.................................             17,267              17,063           41,723

- ---------------

(1) During the first quarter of 1993, the Company issued an additional 1,718,915 shares of Common Stock in connection with the conversion and redemption of the Company's 12% Subordinated Notes, the cashless exercise of warrants and the exercise of warrants to purchase Common Stock. During the second quarter of 1993, the Company issued an additional 1,550,000 shares of Common Stock in connection with a public offering completed in May 1993.

(2) EBITDA is defined as net income (loss), adjusted to eliminate the impact of
    (i) interest expense, (ii) leasehold rents for hotels, which the Company considers to be financing costs similar to interest, (iii) income tax expense (benefit), (iv) depreciation, and (v) amortization of intangibles. EBITDA should not be considered as an alternative to net income or cash flows from operating activities as a measure of liquidity.

(3) As adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $9.00 per share and the application of the estimated net proceeds therefrom.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains, in addition to historical information, forward-looking statements that include risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below, as well as those discussed elsewhere in this Prospectus. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW


     The Company is engaged in the development of AmeriHost Inn hotels, its proprietary brand, and the ownership, operation and management of AmeriHost Inn hotels and other hotels. As of May 31, 1996, there were 24 AmeriHost Inn hotels, of which 10 were Wholly-Owned Hotels, one was a Majority-Owned Hotel, 11 were Minority-Owned Hotels and 2 were Managed Hotels. The Company intends to use primarily the AmeriHost Inn brand when expanding its hotel operations segment. All but one of the hotels which began construction in 1995 were AmeriHost Inn hotels and all of the Company's hotels currently under development or construction will be AmeriHost Inn hotels. The Company expects that 3 of the AmeriHost Inn hotels under construction and 7 of the AmeriHost Inn hotels under development as of May 31, 1996 will be Wholly-Owned Hotels with the remainder being Minority-Owned Hotels or, in one instance, a hotel owned by an unaffiliated third party.


     Revenues from hotel operations consist of revenues from all Wholly-Owned Hotels and Majority-Owned Hotels (collectively, "Consolidated Hotels"). As a result of the Company's focus on increasing the number of Consolidated Hotels, the Company expects that revenues from the hotel operations segment will increase over time as a percentage of the Company's overall revenues. Development and construction revenues consist of one-time fees for new construction, acquisition and renovation activities performed by the Company for Minority-Owned Hotels, Managed Hotels and unaffiliated third parties. The Company also receives management services revenues for management services provided to Minority-Owned Hotels and Managed Hotels. Employee leasing revenues consist of revenues the Company receives for leasing its employees to Minority-Owned Hotels and Managed Hotels. All revenues attributable to development, construction, management and employee leasing services with respect to Consolidated Hotels have been eliminated in consolidation.

     The Company's business is seasonal in nature. The Company's revenues are generally higher in the second and third calendar quarters due to weather conditions in the markets in which Hotels are located and general business and leisure travel trends. For the year ended December 31, 1995, 19.4%, 26.3%, 31.9% and 22.4% of the total revenues from Owned Hotels which had been open for at least twelve months following an initial stabilization period (approximately 120 days) were earned in the first, second, third and fourth quarters, respectively. For the year ended December 31, 1994, 18.9%, 26.5%, 32.4% and 22.2% of the total revenues from Owned Hotels which had been open for at least twelve months following an initial stabilization period (approximately 120 days) were earned in the first, second, third and fourth quarters, respectively. This seasonality can be expected to continue to cause quarterly fluctuations in the Company's revenues. In addition, hotel construction is seasonal, depending upon the geographic location of the construction projects. At May 31, 1996, the Company had 15 AmeriHost Inn hotels under construction, primarily in the Midwest and Southeast. Construction activity in the Midwest may be slower in the first and fourth quarters.

RESULTS OF OPERATIONS

     The following table sets forth the percentages of revenues of the Company represented by components of the statement of operations for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996.

                                                                                   THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                ---------------------------      ----------------
                                                1993       1994       1995       1995       1996
                                                -----      -----      -----      -----      -----
Revenue....................................     100.0%     100.0%     100.0%     100.0%     100.0%
Operating costs and expenses...............      88.7       85.5       79.5       91.3       85.0
                                                -----      -----      -----      -----      -----
                                                 11.3       14.5       20.5        8.7       15.0
Depreciation and amortization..............       2.7        2.6        4.4        3.3        6.4
Leasehold rents -- hotels..................       4.8        3.8        3.8        3.4        3.5
Corporate general and administrative.......       5.2        4.7        4.0        3.6        3.8
                                                -----      -----      -----      -----      -----
Operating income (loss)....................      (1.4)       3.4        8.3       (1.6)       1.3
Interest expense...........................      (1.7)      (2.0)      (3.4)      (2.3)      (5.3)
Interest and other income..................       1.5        1.1        1.2         .8        1.5
Equity in income (loss) of affiliates......       0.1        -          0.7       (1.4)      (1.1)
Debt acceleration charge...................      (1.4)       -          -          -          -
                                                -----      -----      -----      -----      -----
Income (loss) before minority interest.....      (2.9)       2.5        6.8       (4.5)      (3.6)
Minority interests in operations of
  consolidated subsidiaries and
  partnerships.............................      (0.1)      (0.3)      (0.1)       0.9        1.6
                                                -----      -----      -----      -----      -----
Income (loss) before taxes.................      (3.0)       2.2        6.7       (3.6)      (2.0)
Income tax expense (benefit)...............      (0.8)       0.9        2.6       (1.4)      (0.8)
                                                -----      -----      -----      -----      -----
Net income (loss)..........................      (2.2)%      1.3%       4.1%      (2.2)%     (1.2)%
                                                =====      =====      =====      =====      =====

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

Revenue

     Revenues of $12.6 million for the three months ended March 31, 1996 decreased 3.9% from revenues of $13.2 million for the three months ended March 31, 1995. This decrease was due primarily to a significant decrease in the Company's hotel development segment, which was primarily due to weather related delays in hotel construction activity, as well as a smaller decrease in the hotel management segment, partially offset by an increase in the hotel operations segment.

     Hotel operations revenues increased 35.7% to $5.6 million in the first quarter of 1996, as compared to $4.1 million in the first quarter of 1995. This increase was primarily attributable to the net addition of 6 Consolidated Hotels to the hotel operations segment since March 31, 1995. The Company held a minority ownership position in 2 of these 6 hotels prior to these hotels becoming Consolidated Hotels in the second and fourth quarters of 1995 when additional ownership interests were acquired. The first quarter of 1996 included the operations of 24 Consolidated Hotels comprising 2,510 rooms compared to 18 Consolidated Hotels comprising 2,025 rooms in the first quarter of 1995, or an increase of 24.0% in total rooms. After considering the Company's ownership interest in these Consolidated Hotels, this translates to 2,137 and 1,697 equivalent owned rooms at March 31, 1996 and 1995, respectively, or an increase of 25.9%.

     Hotel development revenues decreased 27.7% to $4.0 million in the first quarter of 1996 from $5.5 million in the first quarter of 1995. This decrease was due primarily to two factors. First, although a greater number of projects were under construction during the first quarter of 1996 versus the first quarter of 1995, the Company was constructing 3 hotels during the first quarter of 1996 as a construction manager whereby the Company only recognizes construction manager fees instead of the revenues which are associated with construction contracts where the Company functions as a general contractor. The Company may continue to develop hotels as a construction manager in the future. There were no construction manager projects in the first quarter of 1995. Second, the first quarter of 1996 was affected by severe weather conditions, especially in the Midwest where the majority of the Company's construction projects were located. Consequently, the Company was able to make greater progress on a fewer number of projects in the first quarter of 1995, compared to the first quarter of 1996. Excluding Consolidated Hotels, the Company had 14 hotels under construction during the first quarter of 1996, versus 6 hotels in the first quarter of 1995, in addition to having several projects in various stages of development during both quarters.


     Hotel management revenues decreased 13.3% to $489,682 in the first quarter of 1996 from $564,454 in the first quarter of 1995. The number of Minority-Owned Hotels and Managed Hotels increased to 36 hotels at March 31, 1996 from 34 hotels at March 31, 1995. The addition of 6 management contracts during the twelve months ended March 31, 1996 was more than offset by the loss of 2 management contracts with entities in which the Company has a minority ownership interest as a result of a hotel sale and a temporary closing during renovation, and the conversion of 2 Minority Owned Hotels to Consolidated Hotels in the second and fourth quarters of 1995 due to the Company acquiring additional ownership interests in these hotels. The Company does not recognize management fees from Consolidated Hotels. The total management fee revenues generated in the first quarter of 1996 from the 6 management contracts added since April 1, 1995 were lower than the management fee revenues generated in the first quarter of 1995 from the 4 Minority-Owned Hotels which were lost as discussed above. In addition, same room revenues decreased for all Managed Hotels.


     Employee leasing revenues decreased 12.8% to $2.6 million during the first quarter of 1996 from $3.0 million in the first quarter of 1995 as the 6 hotels added during the twelve months ended March 31, 1996 generally incurred lower payroll costs than the 4 hotels which were eliminated from the employee leasing segment.

Operating costs and expenses


     Total operating costs and expenses decreased 10.5% to $10.8 million (85.0% of total revenues) in the first quarter of 1996 from $12.0 million (91.3% of total revenues) in the first quarter of 1995. Operating costs and expenses in the hotel operations segment increased 37.1% to $4.7 million in the first quarter of 1996 from $3.5 million in the first quarter of 1995, resulting primarily from the net addition of 6 Consolidated Hotels to this segment and is directly related to the 35.7% increase in segment revenues. Operating costs and expenses from Consolidated Hotels other than AmeriHost Inn hotels increased to 90.1% of hotel revenues in the first quarter of 1996, from 84.0% of hotel revenues in the first quarter of 1995 due primarily to the conversion of 3 Hotels to AmeriHost Inn hotels and higher expenses associated with the severe weather conditions. Operating costs and expenses for the hotel development segment decreased to $3.1 million in the first quarter of 1996 from $5.2 million in the first quarter of 1995, consistent with the decrease in hotel development revenues. Although the Company had several projects in the early stages of construction in the first quarter of 1996, progress was slowed by severe weather conditions. Hotel management segment operating costs and expenses decreased 18.4% in the first quarter to $372,651 in the first quarter of 1996 from $456,823 in the first quarter of 1995 due to an increase in capitalized pre-opening costs associated with new Hotels and management contracts and efficiencies achieved in the management of all Hotels operated and/or managed. Employee leasing operating costs and expenses decreased 13.8% to $2.5 million in the first quarter 1996 from $2.9 million in the first quarter of 1995, and is consistent with the 12.8% decrease in employee leasing revenues.


     Depreciation and amortization expense increased 84.6% to $802,815 in the first quarter of 1996 from $434,919 in the first quarter of 1995. This increase was primarily attributable to the net addition of 6 Consolidated Hotels to the hotel operations segment and the resulting depreciation and amortization therefrom.

     Leasehold rents-hotels decreased 1.2% to $446,130 in the first quarter of 1996 from $451,605 in 1995. The decrease was due to the termination of one leased Consolidated Hotel in the second quarter of 1995 as a result of the sale of the hotel, partially offset by the addition of one leased Consolidated Hotel to the hotel operations segment in the fourth quarter of 1995 (the Company had held a minority ownership position in this hotel prior to acquiring additional ownership interests which resulted in a majority ownership position).

     Corporate general and administrative expenses increased 3.6% to $484,652 in the first quarter of 1996 from $467,757 in the first quarter of 1995, and can be attributed to the Company's overall growth.

Operating income (loss)


     The Company's operating income increased $366,470, to operating income of $159,881 in the first quarter of 1996 from an operating loss of ($206,589) in the first quarter of 1995. Operating loss from the hotel operations segment increased to a loss of $303,039 in the first quarter of 1996 from a loss of $148,566 in the first quarter of 1995, resulting primarily from a 1.9% decrease in same room revenues from Consolidated Hotels and a greater number of newly constructed Consolidated Hotels operating in the first quarter of 1996 during their initial stabilization period. The hotel development segment generated operating income of $848,996 in the first quarter of 1996 compared to $337,499 in 1995, despite lower revenues in the first quarter of 1996. This increase is due to a greater number of projects under construction during the first quarter of 1996 and a larger volume of pre-construction development activity during the first quarter of 1996 which has lower revenue and a higher gross profit margin than construction activity. The first quarter of 1995 contained a larger portion of construction activity. The hotel management segment generated operating income of $61,379 in the first quarter of 1996 compared to $55,466 in 1995, due primarily to the achievement of operational efficiencies and an increase in the allocation of pre-opening costs associated with new hotels and management contracts. Employee leasing operating income increased during the first quarter, to $64,105 in 1996 from $40,597 in 1995. EBITDA for the first quarter of 1996 was a record $1.7 million as compared to $720,712 in the first quarter of 1995.


Interest expense

     Interest expense was $665,173 in the first quarter of 1996 as compared to $307,720 in the first quarter of 1995. This increase is primarily attributable to the increase in the number of Consolidated Hotels with mortgage financing.

Equity in income (loss) of affiliates

     The Company's share of equity in income (loss) of affiliates improved $38,890 to ($144,638) in the first quarter of 1996 from ($183,528) in the same quarter of 1995. This improvement in equity in operations of affiliates is primarily due to the 2 hotels which had been accounted for by the equity method in the first quarter of 1995, and became Consolidated Hotels during the second and fourth quarters of 1995 pursuant to the acquisition of additional ownership interests and the sale of one Hotel which had been accounted for by the equity method. These changes were partially offset by a decrease in same room revenues for all Minority Owned Hotels. Distributions from Minority-Owned Hotels increased to $107,044 in the first quarter of 1996 from $19,219 in 1995.

1995 COMPARED TO 1994

Revenue

     Record revenues of $52.0 million in 1995 increased 19.9% from revenues of $43.3 million in 1994. This increase was due primarily to a significant increase in revenues from hotel operations.

     Hotel operations revenues increased 57.9% to $24.4 million in 1995 from $15.4 million in 1994. This increase was attributable to the net addition of 10 Consolidated Hotels to the hotel operations segment during 1995 and a 2.4% increase in same room revenues realized by the Consolidated Hotels.

The Company held a minority ownership position in 5 of these 10 hotels prior to these hotels becoming Consolidated Hotels in 1995 when additional ownership interests were acquired. The hotel operations segment included 24 Consolidated Hotels comprising 2,510 rooms at the end of 1995, compared to 14 Consolidated Hotels comprising 1,543 rooms at the end of 1994, or an increase of 62.7% in total rooms. Same room occupancy for all Consolidated Hotels increased 2.8% in 1995, while same room ADR increased $1.19, or 2.5%.

     Hotel development revenues increased 1.7% to $12.2 million in 1995 from $12.0 million in 1994. Excluding the Consolidated Hotels, the Company had 20 hotels under construction during 1995 versus 10 hotels in 1994 for unaffiliated third parties and entities in which the Company holds a minority ownership interest. In addition, the Company had several projects in various stages of development at the end of 1994 and 1995. Although the number of hotels under construction was significantly greater in 1995, total segment revenues did not increase accordingly since 12 of the 14 hotels which began construction in 1995 were not started until the fourth quarter, resulting in the recognition of only a minor portion of the total contracted revenues on these projects.


     Hotel management revenues increased 11.0% to $3.0 million in 1995 from $2.7 million in 1994. While the number of Consolidated Hotels increased from 14 to 24, the number of Minority-Owned Hotels and Managed Hotels decreased to 34 hotels at the end of 1995 from 39 hotels at the end of 1994. The addition of 4 management contracts in 1995 was offset by the loss of one management contract with an unaffiliated third party, 3 management contracts with Minority-Owned Hotels as a result of a hotel/investment sale or temporary closing during renovation, and 5 Minority-Owned Hotels which became Consolidated Hotels in 1995 due to the Company acquiring additional ownership interests in these hotels. The decrease resulting from the changes noted above were more than offset by an increase in same room revenues for Minority-Owned Hotels and Managed Hotels and incentive management fees received in 1995 which were not present in 1994 from certain Minority-Owned Hotels. Employee leasing revenues, which are based on actual employee costs, decreased 6.2% to $12.4 million in 1995 from $13.2 million in 1994 as a result of the decrease in employee leasing contracts with minority-owned entities and an unaffiliated third party as noted above.


Operating costs and expenses

     Operating costs and expenses increased 11.4% to $41.3 million (79.5% of total revenues) in 1995 from $37.1 million (85.5% of total revenues) in 1994. Operating costs and expenses in the hotel operations segment increased 63.2% to $17.1 million in 1995 from $10.5 million in 1994, resulting primarily from the net addition of 10 Consolidated Hotels to this segment and are directly related to the 57.9% increase in segment revenue. Operating costs and expenses in the hotel development segment decreased to $10.1 million in 1995 from $11.3 million in 1994, due to the lower level of construction costs recognized in 1995 relative to 1994, as the Company had started construction on a significant number of hotels in the fourth quarter of 1995 which had not yet incurred significant construction costs in 1995. Hotel management segment operating costs and expenses decreased 12.5% to $2.0 million in 1995 from $2.3 million in 1994, primarily due to the write-off of a contract termination fee note receivable in 1994. Employee leasing operating costs and expenses decreased 6.8% to $12.1 million in 1995 from $13.0 million in 1994. This decrease is attributable to the decrease in segment revenues as well as operational efficiencies.

     Depreciation and amortization expense increased 98.8% to $2.3 million in 1995 compared to $1.1 million in 1994. This increase was primarily attributable to the addition of 10 Consolidated Hotels to the hotel operations segment and the resulting depreciation and amortization therefrom.

     Leasehold rents-hotels increased 19.0% to $2.0 million in 1995 from $1.7 million in 1994. This increase was due to the addition of 3 leased Consolidated Hotels to the hotel operations segment (the Company had held a minority ownership position in these hotels prior to 1995 when additional ownership interests were acquired), partially offset by the termination of a lease agreement for one Hotel.

     Corporate general and administrative expenses increased 4.9% to $2.1 million in 1995 from $2.0 million in 1994, and can be attributed to the Company's overall growth.

Operating income

     The Company's operating income increased 194.7% to $4.3 million in 1995 from $1.5 million in 1994, or an increase of $2.8 million. Operating income from the hotel operations segment increased 36.8% to $3.4 million in 1995, from $2.5 million in 1994, resulting primarily from an increase in the number of Consolidated Hotels from 14 at December 31, 1994 to 24 at December 31, 1995. Operating income from the hotel operations segment as a percentage of segment revenues decreased during 1995 compared to 1994 due to a greater number of newly constructed Consolidated Hotels operating during their initial stabilization period, when revenues are generally lower. The hotel development segment operating income increased 194.2% to $2.1 million in 1995 from $711,032 in 1994 as operating income as a percentage of segment revenues also increased due to a higher level of development activity realized in 1995 which has lower revenues and a higher gross margin than construction activity. Hotel management segment operating income increased to $831,007 in 1995 from $250,118 in 1994, due primarily to the increase in same room revenues for Minority-Owned Hotels and Managed Hotels, incentive management fees received in 1995, and the write-off of a contract termination fee note receivable in 1994. Employee leasing operating income increased to $216,075 in 1995, from $149,305 in 1994, or $66,770, due primarily to operational efficiencies. EBITDA increased $4.9 million to a record $9.5 million in 1995 compared to $4.6 million in 1994, or an increase of 105.4%.

Interest expense

     Interest expense increased to $1.8 million in 1995 from $854,880 in 1994, primarily attributable to an increase in the number of Consolidated Hotels with mortgage financing.

Equity in income (loss) of affiliates

     The Company's share of equity in the operating results of affiliates increased to $387,439 in 1995 from $31,511 in 1994. This increase was due primarily to a 10.2% increase in same room revenues for all Minority Owned Hotels and the gain on the sale of one Hotel, which translated into a 392% increase in net income for these hotels. Distributions from Minority-Owned Hotels increased 32.2% to $505,410 in 1995 from $382,229 in 1994.

1994 COMPARED WITH 1993

Revenue

     Revenues increased 26.5% in 1994 to $43.3 million from $34.3 million in 1993. This increase was attributable to the Company's hotel operations and hotel development segments.

     Hotel operations revenues increased 69.7% to $15.4 million in 1994 compared to $9.1 million in 1993. This increase was attributable to a significant increase in ADRs and the addition of 5 Consolidated Hotels to this segment. Hotel operations included 14 Consolidated Hotels comprising 1,543 rooms at the end of 1994 versus 9 Consolidated Hotels comprising 1,100 rooms at the end of 1993, or an increase of 40.3% in total rooms. Same room ADRs for Consolidated Hotels increased $5.37 to $44.16 in 1994 from $38.79 in 1993.

     Hotel development revenues increased 72.7% to $12.0 million in 1994 compared to $7.0 million in 1993. This increase was attributable to a significant level of hotel development and construction activity during 1994. The Company began construction on 15 hotels in 1994 while completing construction on 8 hotels, including 2 hotels which began construction in 1993. Ten of these construction starts were pursuant to contracts with unaffiliated third parties (4) and entities in which the Company has a minority ownership interest (6) whereby the Company recognized revenues from their development and construction. The remaining 5 construction starts were for Consolidated Hotels. In 1993, the Company completed construction on 2 Minority-Owned Hotels which began construction in 1992, started construction on 2 Consolidated Hotels which were completed in 1994, and substantially completed the development phase of 4 projects for entities in which the Company has a minority ownership interest and for unaffiliated third parties which were also completed in 1994.


     The increases in hotel operations and hotel development revenues were partially offset by decreases in hotel management and employee leasing revenues. The revenues generated from these segments is directly related to the number of hotels managed for unaffiliated third parties and entities in which the Company has a minority interest. Although the number of Minority-Owned Hotels increased to 29 at the end of 1994 from 26 at the end of 1993, the number of Managed Hotels decreased to 10 from 14 during this same period, more than offsetting the increase in Minority-Owned Hotels. As a result, management fee revenues, which are based on the revenues of Minority-Owned Hotels and Managed Hotels decreased 4.8% in 1994 to $2.7 million, compared to $2.8 million in 1993. Employee leasing revenues, which are based on actual employee costs, decreased 14.3% to $13.2 million in 1994 from $15.4 million in 1993 due to the decrease in hotels managed for unaffiliated third parties and contract revisions for hotels located in one state which resulted in a more favorable tax treatment.


Operating costs and expenses


     Operating costs and expenses increased 22.0% in 1994 to $37.1 million in 1994 from $30.4 million in 1993, and is directly related to the 26.5% increase in total revenues. Total operating costs and expenses for the Company as a percentage of total revenues decreased to 85.5% in 1994 from 88.7% in 1993. Operating costs and expenses for the hotel operations segment increased to $10.5 million in 1994 from $6.8 million in 1993, or 54.3%, primarily attributable to the addition of 5 Consolidated Hotels in 1994. Hotel development operating costs and expenses increased 85.1% to $11.3 million in 1994 from $6.1 million in 1993 due to the significant level of new construction activity. Hotel management segment operating costs and expenses remained consistent at $2.3 million in both 1994 and 1993 as the total number of Minority-Owned Hotels and Managed Hotels remained relatively constant. Employee leasing segment operating costs and expenses decreased 14.4% to $13.0 million in 1994 from $15.2 million in 1993 as a result of contract revisions for hotels located in one state.


     Depreciation and amortization increased 23.0% to $1.1 million in 1994 from $927,527 in 1993, primarily attributable to the addition of 5 Consolidated Hotels, partially offset by a decrease in the amortization of management contracts acquired. Depreciation and amortization in the hotel operations segment increased to $854,743 in 1994 from $308,384 in 1993, an increase of 177.2%, resulting from the additional Consolidated Hotels. Depreciation and amortization decreased by 64.1% in the hotel management segment in 1994 to $172,753 in 1994 from $480,855 in 1993 due to the amortization in 1993 of the remaining acquisition costs associated with the termination of certain management contracts.

     Leasehold rents-hotels remained stable at $1.7 million in 1994 and 1993. Leasehold rents-hotels was increased by the acquisition of a 100% leasehold interest in a hotel during the first quarter of 1994. This increase was offset by a decrease in leasehold rents for 5 Hotels pursuant to a lease amendment which extended the termination date to December 31, 1999 and provided for reduced lease payments.

     Corporate general and administrative expenses increased to $2.0 million in 1994 from $1.8 million in 1993, or 12.9%. This increase was primarily attributable to the overall growth of the Company as evidenced by the 26.5% increase in total revenues.

Operating income (loss)


     The Company had $1.5 million in operating income in 1994 compared to an operating loss of ($477,636) in 1993, or an increase of $1.9 million. Operating income from the hotel operations segment increased nearly seven-fold to $2.5 million in 1994 from $352,309 in 1993, resulting primarily from the addition of 5 Consolidated Hotels as well as a significant increase in same room revenues for the existing Consolidated Hotels. Hotel development operating income decreased to $711,032 in 1994 from $851,903 in 1993. Hotel development activity reached significant levels in 1994, however a significant portion of this development was for Consolidated Hotels whereby revenues and profits are not recognized by the Company. In addition, 1994 consisted of a larger volume of construction activity which has a lower gross profit margin than development activity. In 1993, the Company completed a significant portion of the development phase on 4 projects built in 1994 for unaffiliated third parties and Minority-Owned Hotels. Operating income in the hotel management segment increased to $250,118 in 1994 from $72,229 in 1993, due primarily to the decrease in amortization of management contract acquisition costs. Operating income in the employee leasing segment was approximately $150,000 in 1994 and 1993. EBITDA for 1994 was $4.6 million compared to $2.6 million in 1993. EBITDA for 1993 does not include a non-cash debt acceleration charge of $485,411 related to the prepayment of subordinated notes.


Interest expense

     Interest expense was $854,880 in 1994 compared to $589,945 in 1993. This increase is primarily attributable to an increase in mortgage financing of newly constructed Consolidated Hotels. This increase was partially offset by a decrease in interest expense relating to the Company's 7% Subordinated Notes, a portion of which were repaid in 1993.

Equity in income (loss) of affiliates

     The Company's share of equity in net income of affiliates increased to $31,511 in 1994 from $29,836 in 1993. Excluding a non-operational distribution resulting from the refinancing of one Hotel in 1993, distributions from Minority-Owned Hotels decreased slightly to $382,229 in 1994 from $417,486 in 1993.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has four main sources of cash from operating activities: (i) revenues from hotel operations; (ii) fees from development, construction and renovation projects; (iii) fees from management contracts; and (iv) fees from employee leasing services. Cash from hotel operations is typically received at the time the guest checks out of the hotel. A portion of the Company's hotel operations revenues is generated through other businesses and contracts and is usually paid within 30 to 45 days from billing. Fees from development, construction and renovation projects are typically received within 15 to 45 days from billing. Due to the procedures in place for processing its construction draws, the Company typically does not pay its contractors until the Company receives its draw from the equity or lending source. Management fee revenues are typically received by the Company within 5 working days from the end of each month. Cash from the Company's employee leasing segment is typically received 24 to 48 hours prior to the pay date.


     During 1995, the Company received cash flow from operations of $1.9 million compared to $2.2 million in 1994. The decrease in cash flow from operations during 1995, when compared to 1994, can be attributed to the significant level of hotel construction activity in 1994. Although a greater number of hotels began construction in 1995, a significant number of projects were started during the fourth quarter, and the majority portion of the construction fees will not be received until 1996 when the hotels are completed. This decrease was partially offset by an increase in hotel ownership and operation activity and improvements in occupancy and ADRs.


     The Company invests cash in three principal areas: (i) the purchase of property and equipment through the construction and renovation of Consolidated Hotels; (ii) the purchase of minority equity interests in hotels; and (iii) loans to Minority-Owned Hotels and Managed Hotels for the purpose of construction, renovation and working capital. During 1995, the Company used $13.5 million in investing activities compared to $8.8 million during 1994. In 1995, the Company used $12.5 million to purchase property and equipment for Consolidated Hotels, used $332,800 for the purchase of minority equity interests in hotels, and used $946,857 for loans to Minority-Owned Hotels, net of loan collections. In 1994, the Company used $7.9 million to purchase property and equipment for Consolidated Hotels, used $349,015 for the purchase of minority equity interests in hotels, and used $607,225 for loans to Minority-Owned Hotels, net of loan collections. In addition, the Company received distributions from investments in Minority-Owned-Hotels of $505,410 in 1995 compared to $382,229 in 1994.


     Cash received from financing activities was $9.9 million in 1995 compared to $7.7 million in 1994. In 1995, the primary factors were proceeds of $7.8 million from the mortgage financing of Consolidated Hotels, net of principal repayments, and $2.3 million in net proceeds from the Operating Line of Credit. In 1994, the primary contributing factor was proceeds of $7.1 million from the mortgage financing of Consolidated Hotels, net of principal repayments. Cash received from financing activities was $2.5 million in the first quarter of 1996 compared to $1.1 million in the first quarter of 1995. In the first quarter of 1996, the primary factors were proceeds of $1.5 million from the mortgage financing of Consolidated Hotels, net of principal repayments, and $1.1 million in net proceeds from the Operating Line of Credit. In the first quarter of 1995, the contributing factor was proceeds of $1.1 million from the mortgage financing of Consolidated Hotels, net of principal repayments.


     At March 31, 1996, the Company had $3.4 million outstanding under its then-existing $3.5 million operating line of credit. At May 1, 1996, the $3.5 million operating line of credit was renewed and modified by the Company and the lending bank, resulting in the current $5.0 million Operating Line of Credit. The Operating Line of Credit (i) is collateralized by a security interest in certain of the Company's assets, including its interests in various Joint Ventures; (ii) bears interest at a rate per annum equal to the lending bank's base rate plus 1/2% (with a minimum interest rate of 7.5%); and (iii) matures May 1, 1997. The same bank which provides the Operating Line of Credit has agreed to provide a $7.5 million line of credit to be used for construction financing of hotel projects, of which $5.0 million must be used for contracts which have firm commitments for permanent mortgage financing when the construction is completed. At March 31, 1996, the Company also had outstanding $2.25 million of its 7% Subordinated Notes which are unsecured obligations due October 9, 1999 and which pay interest quarterly. Pursuant to the terms of the 7% Subordinated Notes, no dividends may be paid on any capital stock of the Company until the 7% Subordinated Notes have been paid in full. At the Company's sole discretion, the 7% Subordinated Notes may be prepaid at any time without prepayment penalty.


     At May 31, 1996, the Owned Hotels had mortgage indebtedness outstanding of approximately $69.4 million, with a weighted average interest rate and remaining years to maturity of 9.48% per annum and 9 years, respectively. The Company is general partner in Joint Ventures which, at May 31, 1996, had approximately $47.2 million recourse indebtedness outstanding. At May 31, 1996, the Company had guaranteed mortgage loan obligations in the aggregate principal amount of approximately $37.9 million for 40 of its Owned Hotels. In certain instances, other Joint Venture partners have also guaranteed these debts.

     The Company expects to use approximately $3.4 million of the net proceeds of the Offering to repay all amounts outstanding under the Operating Line of Credit at the time of the Offering and approximately $18.7 million of such net proceeds to repay long-term debt, including current portion, which will be secured by certain Wholly-Owned Hotels, approximately $15.1 million of which have been guaranteed by the Company. See "Use of Proceeds."

CAPITAL REQUIREMENTS FOLLOWING THE OFFERING


     Upon completion of the Offering, the Company expects that its principal short-term liquidity requirements will include development and construction costs associated with new AmeriHost Inn hotels, capital expenditures related to its existing Wholly-Owned Hotels and Majority-Owned Hotels and interest expense payments on the Company's existing and future borrowings. For the year ended December 31, 1996, the Company has budgeted $1.5 million for capital expenditures for its existing Wholly-Owned Hotels and Majority-Owned Hotels and expects that, assuming completion of the Offering, its interest expense payments for such year will aggregate approximately $2.1 million.


     Upon completion of the Offering, the Company's principal long-term liquidity requirements will be related to the continued and additional development and construction of AmeriHost Inn hotels. At

May 31, 1996, the Company had 29 AmeriHost Inn hotels under development or construction. For the 21 AmeriHost Inn hotels for which construction began in 1995 and through May 31, 1996, the average cost of construction per hotel, including land and development and construction fees payable to the Company, was $2.3 million, of which the Company, alone or with Joint Venture partners, provided equity capital averaging $630,000 per hotel, with the remainder of the cost being financed by local or regional bank debt. Historically, the Company has financed construction and development of new hotels either as Wholly-Owned Hotels, by providing all of the equity capital, or as Majority-Owned Hotels or Minority-Owned Hotels, with third-party investors providing a portion of the equity capital. With regard to the 15 AmeriHost Inn hotels under construction as of May 31, 1996, the Company expects 3 to be Wholly-Owned Hotels and 12 to be Minority-Owned Hotels.



     Following the completion of the Offering and the application of the net proceeds therefrom, the Company's capital resources will be expanded. The Company will pay down a significant portion of its mortgage indebtedness which will result in a large number of its Wholly-Owned Hotels being substantially unencumbered. The Company expects to utilize these unencumbered assets as collateral for future borrowings, the proceeds of which may be used for the development of additional AmeriHost Inn hotels. As a result, the Company expects that it will rely less on third-party investors to provide the equity component of its hotel development and construction activity and more on the application of its own capital. For example, the Company expects that 7 of the 14 AmeriHost Inn hotels under development as of May 31, 1996 will be Wholly-Owned Hotels, 6 will be Minority-Owned Hotels and one will be owned by an unaffiliated third party. The balance of the costs of construction will be funded through long-term debt financing. The Company currently has financial commitments from banks to provide financing with respect to all such AmeriHost Inn hotels under development in which it will have an ownership interest. The continued availability of such financing will affect the pace of the Company's future development and construction projects.


SEASONALITY

     The lodging industry, in general, is seasonal in nature. The Company's hotel revenues are generally greater in the second and third calendar quarters than in the first and fourth quarters due to weather conditions in the markets in which Hotels are located and general business and leisure travel trends. This seasonality can be expected to continue to cause quarterly fluctuations in the Company's revenues. Quarterly earnings may also be adversely affected by events beyond the Company's control such as extreme weather conditions, economic factors and other factors affecting travel. In addition, hotel construction is seasonal, depending upon the geographic location of the construction projects. At May 31, 1996, the Company had 15 AmeriHost Inn hotels under construction, primarily in the Midwest and Southeast. Construction activity in the Midwest may be slower in the first and fourth quarters due to weather conditions.

INFLATION

     Management does not believe that inflation has had, or is expected to have, any significant adverse impact on the Company's financial condition or results of operations for the periods presented.

IMPACT OF NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted this standard on January 1, 1996, the impact of which was not material.

                                    BUSINESS

OVERVIEW

     The Company is engaged in the development and construction of AmeriHost Inn hotels, its proprietary hotel brand, and the ownership, operation and management of both AmeriHost Inn hotels and other hotels. The AmeriHost Inn brand was created by the Company to provide for the consistent, cost-effective development and operation of mid-price hotels in various markets. All AmeriHost Inn hotels are designed and developed using the Company's 60 to 80 room, interior corridor and indoor pool prototype design and are located in tertiary and secondary markets. Historically, each AmeriHost Inn has generated positive cash flow, after debt service, for the first twelve months of operation following a stabilization period of approximately 120 days.


     As of May 31, 1996, the Company owned, operated or managed 62 Hotels located in 14 states. Of these Hotels, 24 Hotels are operated or managed under the Company's proprietary brand, the AmeriHost Inn. Of the 62 Hotels, the Company owns a 100% or a majority interest in 25 Hotels and a participating equity interest, ranging from 5% to 50%, in 26 Hotels. Of the 51 Owned Hotels, 22 are AmeriHost Inn hotels and 29 are Other Owned Hotels, which in most cases were acquired, renovated and repositioned in their respective marketplaces between 1987 and 1993. The majority of the Other Owned Hotels are affiliated with brands such as Days Inn, Hampton Inn, Holiday Inn and Ramada Inn. The Company also manages 11 Hotels, in which it has no ownership interest, for unaffiliated third parties. Two of the Managed Hotels operate under the AmeriHost Inn brand.


     The table below sets forth information regarding the Hotels at May 31, 1996.

                                                            HOTELS      ROOMS
                                                            ------      -----
    Owned Hotels:
         AmeriHost Inn hotels..........................        22       1,482
         Other Owned Hotels............................        29       3,205
    Managed Hotels(1)..................................        11       1,383
                                                               --       -----
    Total..............................................        62       6,070
                                                               ==       =====

- ---------------

(1) Includes two AmeriHost Inn hotels owned by unaffiliated third parties.

     Since 1993, the Company's growth strategy has focused on the expansion and increased ownership of the AmeriHost Inn hotel brand through new development and construction. The AmeriHost Inn hotels have achieved occupancy and ADRs which are higher than those realized by the Company's Other Owned Hotels, including those operated under national franchise affiliations. These favorable operating results experienced by the AmeriHost Inn hotels led to the Company's decision to focus on expanding this brand rather than acquiring or developing hotels under other brand affiliations. The Company intends to continue this growth strategy and to aggressively expand its development, ownership and operation of AmeriHost Inn hotels. Implementing this strategy will allow the Company to rely less on the one-time transactional fees associated with hotel development and construction while generating long-term revenues and potential profits from hotel operations. At May 31, 1996, the Company had 15 AmeriHost Inn hotels under construction and 14 AmeriHost Inn hotels under development. The Company's mission statement includes having 200 AmeriHost Inn hotels open or under construction by December 31, 2000.

     In addition to the development, construction and operation of its Wholly-Owned Hotels and Majority-Owned Hotels, the Company provides development, construction and renovation services to Minority-Owned Hotels, Managed Hotels and unaffiliated third parties. For new construction projects, the Company offers "turn-key" development services, having the in-house expertise to manage a project from conception through completion, including market research, site selection, architectural services, the securing of financing and construction management. The construction contracts entered into between the Company and the ownership entity of a hotel have generally been one of two types, providing either for the Company to receive costs plus developers' and construction overhead fees or a fixed fee.


     The Company also provides management services to Minority-Owned Hotels and Managed Hotels. Under its management contracts with such hotels, the Company typically provides complete operational and financial management services, including sales, marketing, quality control, training, purchasing and accounting. However, under certain management contracts, the Company's Joint Venture partners are responsible for the day-to-day operational management, while the Company provides full financial management and operational consulting and assistance. The Company is currently managing or co-managing with its Joint Venture partners all of its Minority-Owned Hotels and is also managing 11 Managed Hotels for unaffiliated third parties. These Hotels are managed under contracts ranging from 1 to 10 years, with optional renewal periods of equal length, and containing provisions under which the Company is paid fees equal to a percentage of total gross revenues for its services and, in some instances, additional incentive fees based upon the Hotel's performance. The Company has developed centralized systems and procedures which it believes allow it to manage the Hotels effectively and efficiently. While the Company does not intend to actively pursue management contracts with third parties, it does intend to continue managing hotels for third parties under its current management contracts and may manage additional hotels for third parties if the terms are favorable.


     The Company also provides employee leasing services to Minority-Owned Hotels and Managed Hotels. Under its employee leasing program, the Company employs all of the personnel working at the participating hotels and leases them to the hotels pursuant to written agreements. Employee leasing affords the Company greater control over payroll costs and allows the participating hotels to benefit from economies of scale on personnel-related costs. Similar to the Company's management contracts, the Company's employee leasing agreements contain terms of 1 to 10 years, with optional renewal periods of equal length. The Company generally receives fees from each participating hotel in an amount equal to the gross payroll costs for the leased employees, including all related taxes and benefits, plus a percentage of the gross payroll.


     The Company's Chairman of the Board and the three top executive officers have an average of 21 years of experience in the lodging industry and have worked together at the Company for approximately 10 years. Such individuals presently beneficially own in the aggregate approximately 25.8% of the outstanding Common Stock of the Company and will beneficially own in the aggregate approximately 18.1% of the outstanding Common Stock following the Offering.


AMERIHOST INN

     AmeriHost Inn hotels, the Company's proprietary brand, are designed and constructed using the Company's 60 to 80 room, interior corridor and indoor pool prototype design. The AmeriHost Inn hotel's amenities and services include 24-hour front desk and message service, facsimile machines, complimentary expanded continental breakfast, 24-hour hot coffee, an indoor swimming pool, whirlpool and sauna area, exercise room, meeting room, porte cochere entrance and extensive exterior lighting for added security. The standard AmeriHost Inn guest room features electronic card-key locks, in-room safes, in-room coffee makers, telephones with data ports for personal computers, a work area and color televisions with premium cable service or movies on demand. In addition, each AmeriHost Inn hotel typically includes 2 to 4 whirlpool suites which, in addition to the standard amenities, include in-room whirlpools, microwave ovens, compact refrigerators and an expanded sitting area. AmeriHost Inn hotels do not contain food and beverage facilities normally associated with full-service hotels. Food service for hotel guests is generally available from adjacent or nearby free-standing restaurants which are independently owned and operated.

     All AmeriHost Inn hotels are operated or managed by the Company in accordance with strict guidelines designed to provide guests with a consistent lodging experience. The Company believes the quality and consistency of the amenities and services provided by its AmeriHost Inn hotels increase guest satisfaction and repeat business. Further, through its use of the AmeriHost Inn prototype design, the Company believes that it is able to operate profitable hotels while offering an excellent value to its guests.

     The Company targets smaller communities in tertiary and secondary markets with established demand generators such as major traffic arteries, office complexes, industrial parks, shopping malls, colleges and universities or tourist attractions, as the principal location for the development and construction of AmeriHost Inn hotels. Generally, these markets have minimal competition or a lack of recent hotel development. An AmeriHost Inn hotel is typically positioned to attract both business and leisure travelers seeking consistent amenities and quality rooms at reasonable rates, generally ranging from $40 to $65 per night.

     The aggregate development and construction costs for all AmeriHost Inn hotels which began construction in 1995 have averaged approximately $2.3 million per hotel, or approximately $38,000 per room. These costs include land costs and development and construction fees payable to the Company. The Company's in-house design staff, centralized purchasing program, strict cost controls, and low average land costs all contribute to this low development and construction cost. Furthermore, due to the centralization of all accounting, purchasing, payroll and other administrative functions, each hotel is operated efficiently and effectively with a minimal on-site staff. AmeriHost Inn hotels are not subject to franchise, royalty and marketing fees, which generally range from 8% to 10% of a hotel's gross room revenues. These factors contributed to a low break-even cash flow after debt service and reserve for replacement at an occupancy rate typically not greater than 45%, based upon the 1995 ADR of $52.21.


     All AmeriHost Inn hotels built to date have generated positive cash flow after debt service for the first twelve months of operations following an initial stabilization period (approximately 120 days). During 1995, the AmeriHost Inn hotels which were open for the entire year after their initial stabilization period produced an average cash flow of $402,000 before debt service and reserve for replacement.


OTHER OWNED HOTELS

     The Company's Other Owned Hotels were primarily acquired by the Company through Joint Ventures prior to 1993, in most instances at prices below estimated replacement costs. The Other Owned Hotels have been owned, operated and managed by the Company as part of a national franchise system, such as Days Inn, Hampton Inn, Holiday Inn, and Ramada Inn, or independent of any brand affiliation. The Company believes that franchises in certain locations are important in maintaining occupancy levels, which are supported by the Franchisor's national reservation systems and marketing efforts and brand name recognition. See "-- Franchise Agreements."

     The Company's Other Owned Hotels typically are located in secondary and tertiary markets, with nearby demand generators such as airports, major traffic arteries, office complexes, industrial parks, shopping malls, colleges and universities or tourist attractions. The Other Owned Hotels contain 53 to 209 rooms, generate ADRs ranging from $35 to $65 per night, offer a variety of amenities and services and generally do not contain food and beverage facilities.

     The Company believes that the number of existing hotels which can be profitably acquired and renovated has declined significantly in recent years, as many hotels were sold at depressed prices in the late 1980's and early 1990's during a difficult period in the lodging industry. The Company does not intend to actively acquire additional hotels, but may do so from time to time if available on favorable terms. Additionally, as part of the Company's strategy to realign its hotel portfolio, the Company may consider selective sales of certain of the Other Owned Hotels, if and when attractive terms are available. As of May 31, 1996, agreements had been entered into for the sale of 4 Other Owned Hotels, subject to certain contingencies.

THE HOTELS

     The following is a list of the open Hotels at May 31, 1996:

                                                                                               COMMENCEMENT
                                                                              OWNERSHIP      OF OPERATIONS BY
    STATE              AFFILIATION              LOCATION         ROOMS       INTEREST(1)       THE COMPANY
- --------------    ----------------------    -----------------    -----      -------------    ----------------
Florida           Hampton Inn               Ft. Myers             123            20%               09/92
Georgia           AmeriHost Inn             Eagles Landing         60           100%               08/95
                  AmeriHost Inn             LaGrange               59           100%               03/95(2)
                  AmeriHost Inn             Smyrna                 60           100%               12/95
                  Days Inn                  Atlanta               107       Managed Only           11/91
                  Days Inn                  Atlanta               142       Managed Only           11/91
                  Days Inn                  Dalton                152       Managed Only           11/91
                  Days Inn                  Jekyll Island         162       Managed Only           11/91
                  Jekyll Estates Motel      Jekyll Island          37       Managed Only           11/91
Illinois          AmeriHost Inn             Macomb                 60            25%               05/95
                  AmeriHost Inn Players     Metropolis            120            55%               02/94(2)
                  AmeriHost Inn             Sycamore               60           100%               05/96
                  AmeriHost Inn             Tuscola                59           100%               08/94(2)
                  Days Inn                  Elgin                  96           100%               12/93
                  Days Inn                  Elk Grove             120            50%               04/93
                  Days Inn                  Melrose Park          123            25%               07/88
                  Days Inn                  Niles                 153        100%(3)(4)            12/91
                  Days Inn                  Schiller Park         145        100%(3)(4)            12/91
                  Days Inn                  Shorewood             182        100%(3)(4)            12/91
                  Palwaukee Motor Inn       Wheeling              138       Managed Only           11/89
Indiana           AmeriHost Inn             Hammond                86            18%               03/96
                  AmeriHost Inn             Muncie                 60       Managed Only           04/95
                  AmeriHost Inn(5)          Plainfield             60            25%               09/92
                  Days Inn(5)               Cloverdale             60            25%               11/88
                  Days Inn(5)               Crawfordsville         60            25%               01/89
                  Days Inn(5)               Plainfield             64            25%               05/90
                  Days Inn                  Portage               120        100%(3)(4)            12/91
                  Days Inn                  Sullivan               60            56%               08/87
                  Ramada Inn                Lafayette             145          100%(3)             02/94
Louisiana         Days Inn                  Kenner                324       Managed Only           11/91
Michigan          AmeriHost Inn             Coopersville           60           100%               12/95
                  AmeriHost Inn             Walker                 60           100%               07/95
Mississippi       AmeriHost Inn             Batesville             60            30%               04/96
                  Days Inn                  Vicksburg              89            50%               05/95
Ohio              AmeriHost Inn(5)          Athens                102            20%               11/89
                  AmeriHost Inn(5)          Jeffersonville         60            22%               10/94
                  AmeriHost Inn(5)          Lancaster              60            25%               09/92
                  AmeriHost Inn(5)          Logan                  60            23%               04/93
                  AmeriHost Inn(5)          Marysville             79            25%               06/90(6)
                  AmeriHost Inn             Oxford                 61       Managed Only           02/91(2)
                  AmeriHost Inn             Upper Sandusky         60           100%               12/94
                  AmeriHost Inn             Wooster (East)         60           100%               10/95
                  AmeriHost Inn             Wooster (North)        58           100%               01/94(2)
                  Days Inn(5)               Athens                 60            13%               01/88
                  Days Inn                  Bowling Green         100            64%               09/90
                  Days Inn(5)               Brimfield              67            10%               08/89
                  Days Inn                  Dayton                209          62%(3)              01/92
                  Days Inn                  Findlay               115          57%(3)              05/91

                                                                                               COMMENCEMENT
                                                                              OWNERSHIP      OF OPERATIONS BY
    STATE              AFFILIATION              LOCATION         ROOMS       INTEREST(1)       THE COMPANY
- --------------    ----------------------    -----------------    -----      -------------    ----------------
Ohio              Days Inn                  Mansfield              60            40%               11/94
(cont'd)          Days Inn(5)               New Philadelphia      102          51%(3)              06/92
                  Oakbrook Inn              Middletown            120            34%               07/92
Oregon            Wildhorse Hotel           Pendleton             100       Managed Only           03/96
Pennsylvania      Holiday Inn               Altoona               143            63%               08/92
                  Holiday Inn               Oil City              106            28%               12/92
Texas             Ramada Inn                Euless                150            25%               02/94
Vermont           Holiday Inn               White River           140            83%               06/93
                                            Junction
West Virginia     AmeriHost Inn(5)          New Martinsville       60            20%               05/96
                  AmeriHost Inn(5)          Parkersburg            79            15%               06/95
Wisconsin         Days Inn                  Kenosha                96            50%               02/93
                  Days Inn                  Mosinee                53            17%               04/93
                  Oakbrook Inn              Menomonee Falls       144          100%(3)             08/92
                  Menominee Hotel           Keshena               100       Managed Only           09/94

- ---------------

(1) For a description of the Company's ownership interests, see "- Joint Ventures."

(2) Converted to an AmeriHost Inn hotel in the first quarter of 1996.

(3) Represents leasehold ownership interests by the Company pursuant to leases with an average remaining term of 3.6 years.

(4) These hotels are leased from partnerships in which the Company owns general partner interests ranging from 5% to 16.3%.

(5) Indicates hotels which are co-managed with third parties.

(6) Converted to an AmeriHost Inn hotel in April 1996.

LODGING INDUSTRY

     The United States lodging industry's performance is strongly correlated to economic activity, with changes in gross national product growth affecting both room supply and demand, resulting in cyclical changes in average occupancy rates, ADR and REVPAR. The general downturn in the economy and the oversupply of rooms during the late 1980's and early 1990's resulted in decreased economic performance in the lodging industry.

     Since the early 1990's, the United States lodging industry has shown significant improvement. The primary element contributing to the industry's improved performance has been increased economic activity, which has resulted in growth in the demand for hotel rooms exceeding the growth in the available supply of hotel rooms. As reported in the May 1996 Hospitality Directions published by Coopers & Lybrand L.L.P., room demand growth is expected to exceed or equal the rate of new room supply growth through 1998.

     The more rapid growth in hotel room demand, compared to growth in hotel room supply, has resulted in positive trends industry-wide for occupancy and ADR. According to Coopers & Lybrand L.L.P., United States hotel occupancy reached 65.7% in 1995, its highest level since 1980 and industry-wide ADR growth was 4.6% in 1995.

GROWTH STRATEGY

     The Company's growth strategy is to increase revenues, EBITDA and net income per share by: (i) developing, operating and owning additional AmeriHost Inn hotels; (ii) maintaining or enhancing occupancy and ADR results at all of its Hotels; and (iii) controlling operating and corporate overhead expenses. The Company's mission statement includes having 200 AmeriHost Inn hotels open or under construction by December 31, 2000.

     The Company's primary growth strategy is to focus on the expansion of its proprietary brand, the AmeriHost Inn, through continued development, construction and operation of Wholly-Owned

Hotels. The Company may also continue the development of AmeriHost Inn hotels through a combination of majority- or minority-owned Joint Ventures. The Company may also seek to increase its ownership interest in existing AmeriHost Inn hotels in which the Company has less than a 100% ownership interest, if available on favorable economic terms. From time to time, the Company may also continue to provide development, construction and, to a lesser extent, management services to unaffiliated third parties on a fee-for-service basis.


     The Company intends to develop and construct AmeriHost Inn hotels in communities located in tertiary and secondary markets which already have established demand for overnight accommodations and which are typically not targeted for development by larger hotel companies. Prior to commencing development, the Company identifies at least three demand generators, such as major traffic arteries, office complexes, industrial parks, shopping malls, colleges and universities or tourist attractions. Typically, the Company seeks communities where an active economic development program is in place, which suggests long-term growth potential for additional lodging demand. In most cases, the local community is interested in a new hotel because existing facilities are dated or inconvenient. The Company provides comfortable, professionally-managed accommodations which are typically not available in that community.


     The Company believes that it has the in-house capabilities which, together with additional personnel, will enable it to implement each aspect of its growth strategy. The Company has an in-house development staff dedicated to identifying and evaluating new development opportunities. Once a market has been identified and a site has been selected, the Company initiates its due diligence process prior to the construction of one of its hotels. Such due diligence typically consists of environmental surveys, feasibility and engineering studies and the securing of zoning and building permits. The Company also maintains an in-house construction and design department, which enables it to manage all phases of construction. The Company's in-house architects and design personnel prepare the blueprints for each AmeriHost Inn hotel through the use of computer assisted drafting equipment, thereby reducing architectural fees. In most cases, the Company hires a general contractor to construct the hotel for a fixed price, eliminating much of the risk typically associated with construction. The Company's project managers oversee the general contractor through each phase of construction in order to assure the quality and timing of the construction. With few exceptions, such as the interior color scheme, each AmeriHost Inn hotel is the same in every detail, including the overall layout, the room sizes and the indoor pool area. The replication of its prototype design allows accurate budgeting of its construction and overhead costs.



     As of May 31, 1996, the Company was constructing 15 hotels and had 14 hotels under development. Upon completion, all 29 of these hotels will be operated as AmeriHost Inn hotels. Additionally, the Company expects that 10 of these hotels will be Wholly-Owned Hotels, 18 will be developed as Joint Ventures in which the Company will own a minority interest and one will be developed for an unaffiliated third party. The Company anticipates that the majority of its future hotel projects will be wholly-owned AmeriHost Inn hotels.


     The following table presents information regarding the Company's hotels under construction or development at May 31, 1996. The Company deems hotels to be "under construction" when it has secured necessary debt financing and received approval for all construction and zoning permits and "under development" when it has an option or agreement to purchase the land and a commitment for the necessary debt financing for the construction of the hotel.

                           HOTELS UNDER CONSTRUCTION


                                                                     OWNERSHIP          PROJECTED
      STATE             AFFILIATION          LOCATION      ROOMS    INTEREST(1)        OPENING(2)
- ------------------     --------------     --------------   -----    -----------      ---------------
Illinois               AmeriHost Inn      Harvard            60           30%           June 1996
                       AmeriHost Inn      Jacksonville       60           30%           June 1996
Iowa                   AmeriHost Inn      Waverly            60          100%          August 1996
Kentucky               AmeriHost Inn      Murray             60           25%        September 1996
Michigan               AmeriHost Inn      Grand Blanc        60           33%           July 1996
                       AmeriHost Inn      Muskegon           61           25%         November 1996
Ohio                   AmeriHost Inn      Ashland            60           25%          August 1996
                       AmeriHost Inn      Jeffersonville     60           15%           July 1996
                       AmeriHost Inn      Kenton             60           26%           July 1996
                       AmeriHost Inn      Zanesville         60           15%           July 1996
Pennsylvania           AmeriHost Inn      Shippensburg       60          100%           July 1996
Texas                  AmeriHost Inn      Allen              60           30%           July 1996
                       AmeriHost Inn      McKinney           61          100%         November 1996
West Virginia          AmeriHost Inn      Mineral Wells      61           15%         November 1996
Wisconsin              AmeriHost Inn      Green Bay          60           25%          August 1996


- ---------------

(1) The hotels are under construction and, therefore, while the Company anticipates that it will hold the ownership interests indicated upon completion of construction, there can be no assurance that such ownership interests will not be different than currently anticipated. See "Cautionary Statement Regarding Forward-Looking Information."

(2) The Company expects to open the hotels on the projected date indicated; however, there can be no assurance that the hotel will be opened according to such schedule. See "Cautionary Statement Regarding Forward-Looking Information."

                            HOTELS UNDER DEVELOPMENT

                                                                     PROJECTED
                                                                     OWNERSHIP          PROJECTED
      STATE             AFFILIATION          LOCATION      ROOMS    INTEREST(1)        OPENING(2)
- ------------------     --------------     --------------   -----    -----------      ---------------
California             AmeriHost Inn      Anderson           61          100%             1997
                       AmeriHost Inn      Redding            61          100%             1997
Illinois               AmeriHost Inn      Effingham          61           25%             1997
                       AmeriHost Inn      Rochelle           61          100%             1997
Indiana                AmeriHost Inn      Troy               61          100%             1997
Iowa                   AmeriHost Inn      Storm Lake         61          100%             1997
Michigan               AmeriHost Inn      Birch Run          61           25%             1997
                       AmeriHost Inn      Marshall           61           25%             1997
Ohio                   AmeriHost Inn      New Breman         61           25%             1997
                       AmeriHost Inn      Norwalk            61            0%             1997
                       AmeriHost Inn      Wilmington         61           25%             1997
Pennsylvania           AmeriHost Inn      Grove City         61           25%             1997
                       AmeriHost Inn      Lebanon            61          100%             1997
Texas                  AmeriHost Inn      San Marcos         61          100%             1997

- ---------------

(1) The hotels are under development and, therefore, while the Company anticipates that it will hold the ownership interests indicated upon completion of development and construction, there can be no assurance that such ownership interests will not be different than currently anticipated. See "Cautionary Statement Regarding Forward-Looking Information."

(2) The Company expects to begin construction of these hotels in 1996 and to open the hotels during 1997; however, there can be no assurance that construction will commence or that the hotel will be opened according to such schedule. See "Cautionary Statement Regarding Forward-Looking Information."

     Historically, the Company has financed its hotel development and construction through a combination of equity and debt financing, with the equity financing typically provided by the Company and/or its Joint Venture partners and the debt financing typically provided by local or regional banks. All of the AmeriHost Inn hotels currently under construction are being financed in this manner. Following the completion of the Offering, the Company's capital resources will be expanded and, as a part of its growth strategy, the Company expects to be able to rely to a greater extent on its own funds to provide the equity component for its development projects and to rely less on Joint Venture partners. Upon completion of this Offering, the Company estimates that it will have the necessary equity, when leveraged, to develop, construct and open approximately 50 additional wholly-owned AmeriHost Inn hotels.

     Additionally, the Company intends to sell certain of its Other Owned Hotels to take advantage of attractive terms and as part of an overall plan to focus the Company's hotel ownership primarily on AmeriHost Inn hotels. As of May 31, 1996, agreements had been entered into for the sale of 4 Other Owned Hotels, subject to certain contingencies. The Company expects that the net proceeds of such sales, if and when completed, will be used by the Company to develop additional AmeriHost Inn hotels.


     To date, the Company has been able to implement its operating and marketing strategies to increase occupancies, ADR and REVPAR at its AmeriHost Inn hotels and its Other Owned Hotels. Occupancies, ADR and REVPAR in AmeriHost Inns open for at least twelve months after their stabilization periods (approximately 120 days) have increased from 68.6%, $49.99 and $34.28, respectively, in 1994, to 72.6%, $52.21 and $37.90, respectively, in 1995. Operating results at the Other Owned Hotels have also improved, although at a slower pace. Occupancy, ADR and REVPAR at the Other Owned Hotels open for at least twelve months after their stabilization periods (approximately 120 days) have increased from 59.9%, $44.13 and $26.41, respectively, in 1994 to 62.2%, $45.62 and $28.39, respectively, in 1995.


     The Company intends to increase its revenue, EBITDA and net income per share through the continued development of its AmeriHost Inn brand hotel and the continued implementation of its operating and marketing strategies. The Company believes that it can develop and operate additional AmeriHost Inn hotels having occupancies, ADRs and REVPAR similar to those the Company has achieved at its existing AmeriHost Inn hotels. Moreover, the Company believes that the development of additional AmeriHost Inn hotels and expanded geographic diversity will continue to enhance the awareness of the AmeriHost Inn brand and thus improve revenues at existing, as well as future, AmeriHost Inn hotels.

OPERATING STRATEGY

     The Company's operating strategy is to provide its customers with a consistent lodging experience by offering a package of amenities and services which meet or exceed the customers' expectations during each stay. The Company has developed uniform standards and procedures for each aspect of the development, construction, operation and marketing of its AmeriHost Inn hotels, from site selection to operational management.

     The Company's operational management activities are overseen by two Vice Presidents of Operations who supervise regional and area managers, who in turn oversee the general manager at each Hotel. Each regional manager is responsible for 6 to 10 Hotels, depending on each Hotel's size and location. In addition to having responsibilities as the general manager of a specific Hotel, each area manager is responsible for overseeing the general managers at 1 to 2 additional Hotels. In addition to these managers, the Company has centralized sales and marketing personnel who assist and direct the general managers and other on-site personnel in their marketing efforts. The Company also has internal auditors who perform audits of each Hotel at least two times each year, including tests of financial items such as cash and receivables, as well as operational, security and ADA compliance matters, and who are also responsible for developing and conducting a variety of educational and training seminars for general managers and other on-site personnel.

     The Company has designed a financial management system whereby all accounting and operating information is processed in the Company's centralized accounting office at its headquarters. The system includes cash management, accounts payable and the generation of daily financial and operating information and monthly financial statements which allow senior management and the regional, area and general managers to closely monitor performance and to quickly react to changes in operational conditions. The Company provides each Hotel with standardized forms and procedures to ensure uniform and efficient financial reporting. The Company's financial management system relieves certain management and reporting burdens from the individual hotel managers enabling them to focus on the operation and marketing of the hotel. The centralized financial management system also enhances the quality and timing of internal financial reports. All payroll functions are also centralized at the Company's headquarters through its employee leasing subsidiary, allowing the Company to have greater control over payroll costs. In addition, since all of the approximately 1,900 hotel personnel are employed by the same company, the costs of certain payroll-related expenses are lower than if each Hotel maintained its own employees, and the Company is able to offer a more attractive health insurance program to its employees.


MARKETING STRATEGY


     The Company believes it has a unique marketing strategy which is to actively seek involvement in and ties to the local communities in which its Hotels are located. The local businesses and residential community are each Hotel's best referral source. When staying in smaller communities where the Company's Hotels are located, visitors typically seek recommendations from family, friends and business associates. The general managers of the Hotels are expected to devote a majority of their time toward marketing activities with local businesses and the community. In an effort to promote community awareness and build strong relationships with business leaders and local residents, general managers are very active in local civic groups and frequently sponsor special events. The Hotels' facilities are often utilized for guest appreciation and charitable events. In addition, the Hotels typically sponsor various local social and community events and permit the use of their facilities by local clubs and civic organizations. This community involvement, combined with a professional marketing program, allows the Hotel to showcase its facilities for both business and leisure purposes. By focusing on the local community as its primary referral source, the Company believes that each Hotel can build a strong sales force of local residents.


     With respect to AmeriHost Inn hotels, the Company's primary marketing strategy is to consistently develop and operate AmeriHost Inn hotels using its prototype design under the trademarked AmeriHost Inn diamond-shaped logo. The Company believes that a consistent product offering, including the same design features, amenities and quality guest services will promote guest loyalty, referrals and repeat business. The amenities and services featured in the AmeriHost Inn prototype design are not consistently found in the hotels of competitors in the markets in which the Company targets. By providing amenities and services on a consistent basis, along with centralized administrative and financial reporting systems, the Company believes it is able to operate profitable hotels while offering an excellent value to its guests.

JOINT VENTURES

     The Company continues to develop new hotels through Joint Ventures in which the Company and other investors agree to jointly undertake the development, construction, acquisition or renovation of a hotel property. As of May 31, 1996, the Company had 34 projects with Joint Venture partners, including multiple projects with certain Joint Venture partners.

     The Company's Joint Ventures have taken various forms, including limited partnerships, general partnerships and limited liability companies. Each Joint Venture has been formed with respect to a particular hotel project and reflects the characteristics of that project, including the relative contributions, in cash, property or services, of its partners. In most instances, the Joint Venture has taken the form of a limited partnership, with a wholly-owned subsidiary of the Company as a general partner with sole or primary management authority. The Company's subsidiary, as general partner, has typically made a minimal cash contribution and received a partnership interest typically ranging from 15% to 30%. The limited partners (which includes the Company or its affiliates in some instances) have typically contributed cash and received interests proportionate to their contributions. A typical Joint Venture agreement provides that the profits and losses of the entities will be allocated among the partners in proportion to their respective interests. However, the distribution of operating cash flow and asset sale proceeds to the Company in proportion to its ownership interest is often subordinate to the prior return of capital and other distributions payable to the other Joint Venture partners. In addition, in 5 of its recent Joint Venture arrangements, the equity interests held by the Joint Venture partners are exchangeable into shares of the Company's Common Stock and the Company has guaranteed a minimum annual distribution to the Joint Venture partners.

     As the general partner, the Company's subsidiary generally has the sole or primary management authority with respect to the Joint Venture. However, in some instances, the Joint Venture agreement or applicable law may provide to the other Joint Venture partners the right to amend the Joint Venture agreement, approve a transfer of the general partner's partnership interest, remove the general partner for cause, or dissolve the Joint Venture. The Joint Venture agreements do not typically restrict the right of the Company or its affiliates to engage in related or competitive business activities.

COMPETITION

     There is significant competition in the mid-price lodging industry. There are numerous hotel chains that operate on a national or regional basis, as well as other hotels, motor inns and other independent lodging establishments throughout the United States. Competition is primarily in the areas of price, location, quality, services and amenities. Many of the Company's competitors have recognized trade names, national reservation systems, greater resources and longer operating histories than the Company. However, the Company believes that its management is sufficiently experienced, and the markets which the Company targets for development typically contain minimal competition, enabling the Company to compete successfully.

     Additionally, the Company believes that its use of a well-developed prototype, significant experience (the Company has managed the development and construction of more than 50 hotels) and volume purchasing of furniture and amenities result in development costs which are lower than those experienced by many competitors building comparable hotels. The typical AmeriHost Inn hotel is a 61-unit two-story hotel that requires approximately 1.85 acres of land. The aggregate development and construction costs, including land and development and construction fees payable to the Company, for all AmeriHost Inn hotels which began construction in 1995 have averaged approximately $2.3 million per hotel, or approximately $38,000 per room. The Company believes that the relationship between such development and construction costs and the ADR of $52.21 achieved by AmeriHost Inn hotels which were open for all of 1995 following a stabilization period (approximately 120 days) is more favorable than that experienced by many of the Company's competitors. In addition, a significant portion of the purchasing and accounting functions related to the Hotels is handled in the Company's headquarters, thus enabling the local general managers and their staffs to focus their efforts on marketing and sales. The centralization of many functions also assists in keeping costs lower due to certain economies of scale. This allows the AmeriHost Inn hotels to achieve a break-even cash flow after debt service and reserve for replacement at approximately a 45% occupancy rate, which the Company believes is significantly lower than the industry average.

FRANCHISE AGREEMENTS

     At May 31, 1996, the Company had franchise agreements (collectively, the "Franchise Agreements") with Days Inns of America, Inc., Promus Hotels, Inc. (regarding Hampton Inns), Holiday Inns, Inc., Holiday Inns Franchising, Inc. and Ramada Franchise Systems, Inc. Although the terms of the various Franchise Agreements differ, each requires the Company to pay a monthly royalty fee for the right to operate the Hotel under the "flag" of that Franchisor and to have access to the other benefits provided by such Franchisor, including access to reservation systems, marketing plans and use of trademarks. The royalty fees are typically based on gross revenues attributable to room rentals, plus marketing and reservation contributions, and typically range between 8% to 10% of gross room revenues. In addition, the Company and/or the Joint Venture which owns a Hotel operated pursuant to a Franchise Agreement will have ongoing obligations to maintain the quality and condition of the Hotel to the standards required by the Franchisor. The term of a Franchise Agreement typically is between 10 and 20 years, with a substantial penalty for early termination by the Company with either party typically having the right to terminate after 5 years. The Company believes that it is generally in compliance with its Franchise Agreements.

     DAYS INN(R) IS A REGISTERED TRADEMARK OF DAYS INN OF AMERICA, INC., WHICH HAS NOT ENDORSED OR APPROVED THE OFFERING. A GRANT OF A DAYS INN FRANCHISE LICENSE FOR A CERTAIN HOTEL IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY DAYS INN OF AMERICA FRANCHISING, INC. (OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR DIVISIONS) OF THE COMPANY OR THE SHARES OF COMMON STOCK OFFERED HEREBY.

     HAMPTON INN(R) IS A REGISTERED TRADEMARK OF PROMUS HOTELS, INC. PROMUS HOTELS, INC. HAS NOT ENDORSED OR APPROVED THE OFFERING. A GRANT OF A HAMPTON INN FRANCHISE LICENSE FOR A CERTAIN HOTEL IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY HAMPTON INNS, INC. (OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR DIVISIONS) OF THE COMPANY OR THE SHARES OF COMMON STOCK OFFERED HEREBY.

     HOLIDAY INNS(R) IS A REGISTERED TRADEMARK OF HOLIDAY INNS, INC. ("HII"). NEITHER HII, HOLIDAY INNS FRANCHISING, INC., NOR THEIR PARENT, SUBSIDIARIES, DIVISIONS OR AFFILIATES HAS ENDORSED OR APPROVED THE OFFERING. A GRANT OF A HOLIDAY INN LICENSE AGREEMENT FOR A CERTAIN HOTEL BY HOLIDAY INNS FRANCHISING, INC. IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY HII OR HOLIDAY INNS FRANCHISING, INC. (NOR THEIR PARENT, SUBSIDIARIES, DIVISIONS OR AFFILIATES) OF THE COMPANY OR THE SHARES OF COMMON STOCK OFFERED HEREBY.

     RAMADA(R) IS A REGISTERED TRADEMARK OF RAMADA FRANCHISE SYSTEM, INC., WHICH HAS NOT ENDORSED OR APPROVED THE OFFERING. A GRANT OF A RAMADA FRANCHISE LICENSE FOR A CERTAIN HOTEL IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY RAMADA, INC. (OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR DIVISIONS) OF THE COMPANY OR THE SHARES OF COMMON STOCK OFFERED HEREBY.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws and regulations, the Company and the Joint Ventures, as owners of real estate, may be liable for the costs of removal or remediation of certain hazardous or toxic substances on their property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transport for disposal or treatment of a hazardous substance at property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the Company's ability to use or sell such real property or borrow using such real property as collateral. In connection with the ownership and operation of its properties, the Company or the Joint Ventures, as the case may be, may be potentially liable for any such costs.

     The Company believes that the properties in which it has an ownership interest are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. In certain circumstances, the Company has Phase One environmental studies conducted with respect to its hotel properties. The Company has not been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with its hotel properties.

EMPLOYEES


     As of May 31, 1996, the Company and its subsidiaries had approximately 1,900 full- and part-time employees:



            Hotel Operations.............................................     619
            Hotel Development............................................      16
            Hotel Management:
              Operations.................................................      24
              Accounting and finance.....................................      17
              Property general managers..................................      65
            Employee Leasing:
              General and administrative.................................       4
              Operations(1)..............................................   1,132
            Corporate:
              General and administrative.................................      10
              Officers...................................................       4
                                                                            -----
                 Total...................................................   1,891
                                                                            =====


- ---------------

(1) Does not include 686 employees who are employed by Amerihost Staffing, Inc. and leased to other subsidiaries of the Company. These employees are reflected in the table under hotel operations and hotel management.

The Company believes that its relationship with its employees is good. Collective bargaining agreements cover approximately 20 of the Company's employees.

PROPERTIES

     The Company's corporate offices and the offices of its wholly-owned subsidiaries are located in approximately 17,085 square feet of space in Des Plaines, Illinois. These offices are occupied under a lease that expires on December 31, 2000. Each of the Hotels is covered by comprehensive policies of insurance, including liability, fire and extended coverage. The Company believes that such coverage is of the type and amount customarily obtained by owners of hotels. See "Risk Factors - Risk of Uninsured and Underinsured Losses Could Result in Loss in Value of Hotel Properties."

     At May 31, 1996, the Company had a controlling ownership or leasehold interest in 25 operating hotels and 3 hotels under construction, located in 9 states. See " - The Hotels." Except for 7 leased hotels, these hotels are subject to first mortgage liens securing related long-term mortgage debt. For information regarding the land, building, furniture, fixtures and equipment and construction in progress for the Company's hotels, see the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

LITIGATION

     The Company is subject to claims and suits in the ordinary course of business. In management's opinion, currently pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are:


             NAME                AGE                           POSITION
- ------------------------------   ---    -------------------------------------------------------
H. Andrew Torchia.............   53     Chairman of the Board
Michael P. Holtz..............   39     President, Chief Executive Officer and Director
Richard A. D'Onofrio..........   52     Executive Vice President and Director
Russell J. Cerqua.............   39     Senior Vice President of Finance, Secretary, Treasurer,
                                        Chief Financial Officer and Director
Reno J. Bernardo..............   64     Director
Robert L. Barney..............   59     Director
Salomon J. Dayan..............   50     Director Nominee


     H. Andrew Torchia, a co-founder of the Company, has been a director of the Company since its inception in 1984. Mr. Torchia was President and Chief Executive Officer of the Company from 1985 until 1989, when he became Chairman of the Board. As Chairman, Mr. Torchia's primary areas of responsibility include business development, corporate finance and strategic and financial planning. Mr. Torchia is also the President and 51% shareholder of Urban, a hotel development consulting firm, which was initially the sole shareholder of the Company. See "Certain Transactions." Mr. Torchia also owns a 50% interest in American International Hotel Corporation which leases the Best Western at O'Hare. Mr. Torchia has 30 years of experience in hotel development, operations and franchising. Prior to founding the Company, Mr. Torchia served as head of regional development for Best Western International and as head of independent franchise sales organizations for Quality Inns International and Days Inns.


     Michael P. Holtz has been a director of the Company since August 1985. From 1985 to 1989, Mr. Holtz served as the Company's Treasurer and Secretary. In 1986, Mr. Holtz was promoted to Chief Operating Officer of the Company with direct responsibility for the Company's day-to-day operations. In 1989, Mr. Holtz was elected President and Chief Executive Officer of the Company. Mr. Holtz is responsible for development and implementation of all Company operations including development, finance and management. Mr. Holtz has over 20 years experience in the operation and management of hotel properties.


     Richard A. D'Onofrio, a co-founder of the Company, has been a director of the Company since its inception in 1984. From 1985 to 1989, Mr. D'Onofrio served as Vice President of the Company responsible for investor relations, external financing and development activities. In 1989, Mr. D'Onofrio was promoted to Executive Vice President. His principal areas of responsibility include corporate finance and corporate marketing and the management of the Company's relationship with members of the financial community. Prior to founding the Company, Mr. D'Onofrio had been involved in various capacities within the hotel and related industries, including the development of franchised restaurants. In addition, Mr. D'Onofrio owned and operated the Quality Inn in Youngstown, Ohio through 1987. During 1994, Mr. D'Onofrio acquired 49% of Urban.

     Russell J. Cerqua has been the Senior Vice President of Finance and Chief Financial Officer of the Company since 1987, and Treasurer and a director of the Company since 1988. In 1989, in addition to his other responsibilities, Mr. Cerqua was elected Secretary of the Company. His primary responsibilities include internal and external financial reporting, corporate and property financing, development of financial management systems, hotel accounting for managed properties and financial analysis. Prior to joining the Company, Mr. Cerqua was an audit manager with Laventhol & Horwath, the Company's former independent certified public accountants, and was responsible for the Company's annual audits. Mr. Cerqua was involved in public accounting for over 9 years, with experience in auditing, financial reporting and taxation. Mr. Cerqua is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

     Reno J. Bernardo served as the Senior Vice President of Construction of the Company from 1987 through March 1994, when he retired. His primary responsibilities included managing construction of new properties and directing renovation projects. In 1989, Mr. Bernardo became a director of the Company and continues to serve in this capacity. From 1985 to 1986, Mr. Bernardo was Vice President of Construction with Devcon Corporation, a hotel construction company. From 1982 to 1985, Mr. Bernardo was Project Superintendent with J.R. Trueman and Associates, a hotel construction company and a subsidiary of Red Roof Inns, where his responsibilities included supervision of the development and construction of several Red Roof Inns.

     Robert L. Barney is currently the sole shareholder, President and Chief Executive Officer of Rolling Meadows Golf Club & Estates in Marysville, Ohio. Mr. Barney was a director of Wendy's International, Inc. ("Wendy's"), a restaurant company, when it was founded in 1969. In July 1971, Mr. Barney was appointed President and Chief Operating Officer of Wendy's and in February 1980 became the Chief Executive Officer in which capacity he served until February 1989. Mr. Barney also served as Chairman of the Board of Wendy's from September 1982 until retiring in May 1990, and continued to consult Wendy's until May 1992. Prior to his affiliation with Wendy's, Mr. Barney held positions with Kentucky Fried Chicken and Arthur Treacher's Fish & Chips while owning several franchises for these two restaurant chains. Since December 1991, Mr. Barney has served as a director of Quantum Restaurant Group, Inc., owner of four restaurant chain concepts including Mortons Steak House. Mr. Barney has been a director of the Company since July 1995. Mr. Barney has chosen not to seek re-election as a director of the Company at the Company's next annual meeting of shareholders, thus his term as a director will expire.


     The Board of Directors of the Company has nominated Salomon J. Dayan, M.D. to stand for election as a director of the Company at the Company's next annual meeting of shareholders. Dr. Dayan is a physician certified in internal and geriatric medicine. Since 1980, Dr. Dayan has been the Chief Executive Officer of Salomon J. Dayan, Ltd., a multi-specialty medical group which he founded and which is dedicated to the care of the elderly in hospital and nursing home settings. Since 1986, Dr. Dayan has been the Medical Director and Executive Director of Healthfirst, a corporation which operates multiple medical ambulatory facilities in the Chicago, Illinois area, and since 1994 he has also been an assistant professor at Rush Medical Center in Chicago. Dr. Dayan is currently the Chairman of the Board of Directors of Greater Chicago Financial Corporation, a bank holding company owning interests in two banks. Dr. Dayan also has numerous investments in residential and commercial real estate.


TERM OF OFFICE

     Each member of the Board of Directors of the Company is elected annually. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

INDEMNIFICATION

     The Company's Restated Articles and By-Laws each provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

BOARD COMMITTEES

     The Board of Directors of the Company has established two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee meets with the Company's independent accountants to review the scope and results of the independent accountants' audit and to review the Company's system of internal accounting and financial controls. The Compensation Committee determines the salaries, bonuses, stock compensation, stock options and other direct and indirect compensation for all of the Company's officers. Messrs. Bernardo and Barney currently comprise each of the Audit Committee and the Compensation Committee. The Company anticipates that, upon his election as a director, Dr. Dayan will replace Mr. Barney on both of the committees.


DIRECTOR COMPENSATION

     Each director of the Company receives an annual retainer fee of $9,000 ($750 per month). Each director of the Company also receives $250 for each Board of Directors meeting attended in person, $150 for each Board of Directors meeting conducted by telephone and $150 for each committee meeting. In addition, each director is reimbursed for all out-of-pocket expenses related to attendance at Board meetings.

EXECUTIVE COMPENSATION


     The following table sets forth certain information concerning the annual and long-term compensation for services as officers to the Company for the fiscal years ended December 31, 1995, 1994 and 1993, of those persons who were, at December 31, 1995 (i) the Chairman of the Board, (ii) the chief executive officer, and (iii) the other two most highly compensated executive officers of the Company (the "Named Officers").


                           SUMMARY COMPENSATION TABLE


                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                  --------------------------
                                         ANNUAL COMPENSATION      RESTRICTED    SECURITIES
                                     ---------------------------    STOCK       UNDERLYING       ALL OTHER
    NAME AND PRINCIPAL POSITION      YEAR    SALARY      BONUS      AWARDS    OPTIONS(#)(1)   COMPENSATION(2)
- ------------------------------------ -----  ---------  ---------  ----------  --------------  ---------------
H. Andrew Torchia(3)................  1995  $       0  $       0  $       0       120,000         $15,000
  Chairman of the Board               1994          0          0          0        30,000          15,000
                                      1993          0          0          0             0          15,000
Michael P. Holtz....................  1995    322,115          0    196,927       360,000          10,000
  President and Chief Executive       1994    244,913     75,000     75,000        60,000          10,000
  Officer                             1993    117,741    177,759          0             0          10,000
Russell J. Cerqua...................  1995    149,423          0     56,690       153,333          10,000
  Senior Vice President of Finance,   1994    132,692     15,000     15,000        30,000          10,000
  Secretary, Treasurer and Chief      1993     75,000     43,900          0             0          10,000
  Financial Officer
Richard A. D'Onofrio(3).............  1995    137,500     27,500          0       120,000          15,000
  Executive Vice President            1994    162,528          0          0        30,000          15,000
                                      1993     99,010     15,000          0             0          15,000


- ---------------


(1) Options for the purchase of 100,000, 320,000, 133,333 and 100,000 shares of Common Stock granted to Messrs. Torchia, Holtz, Cerqua and D'Onofrio, respectively, were vested as of May 31, 1996. Options for the purchase of 50,000, 100,000, 50,000 and 50,000 shares of Common Stock granted to Messrs. Torchia, Holtz, Cerqua and D'Onofrio, respectively, will vest as of January 1, 1997.


(2) Represents life insurance premiums paid by the Company on behalf of the Named Officers.


(3) Mr. Torchia received no annual compensation from the Company in 1993, 1994 or 1995. For a discussion of the fees paid to Urban, a hotel development consulting firm in which Mr. Torchia owns a 51% interest and Mr. D'Onofrio owns a 49% interest, pursuant to a consulting agreement between the Company and Urban, see "Certain Transactions."

OPTIONS

     The options described in the following tables have been granted other than pursuant to the Incentive Stock Plan or Non-Qualified Plan. There were no options exercised by the Named Officers in 1995.

                             OPTION GRANTS IN 1995

                                                                                      POTENTIAL REALIZABLE
                                            INDIVIDUAL GRANTS                           VALUE AT ASSUMED
                          ------------------------------------------------------        ANNUAL RATES OF
                                       % OF TOTAL                                         STOCK PRICE
                                         OPTIONS                                    APPRECIATION FOR OPTION
                                       GRANTED TO      EXERCISE OR                            TERM
                          OPTIONS     EMPLOYEES IN     BASE PRICE     EXPIRATION    ------------------------
         NAME             GRANTED      FISCAL YEAR       ($/SH)          DATE           5%           10%
- -----------------------   --------    -------------    -----------    ----------    ----------    ----------
H. Andrew Torchia......    120,000(1)     12.92%          $3.56       Jan. 2007     $  310,198    $  815,308
Michael P. Holtz.......    260,000(1)     27.99%          $3.56       Jan. 2007        666,657     1,748,790
                           100,000(2)     10.77%          $6.50       Dec. 2005        388,420     1,003,511
                          --------    -------------                                 ----------    ----------
                           360,000        38.76%                                     1,055,077     2,752,301
                           =======    ===========                                   ==========    ==========
Russell J. Cerqua......    120,000(1)     12.92%          $3.56       Jan. 2007        310,198       815,308
                            33,333(2)      3.59%          $6.50       Dec. 2005        129,472       334,500
                          --------    -------------                                 ----------    ----------
                           153,333        16.51%                                       439,670     1,149,808
                           =======    ===========                                   ==========    ==========
Richard A. D'Onofrio...    120,000(1)     12.92%          $3.56       Jan. 2007        310,198       815,308

- ---------------

(1) Options granted January 1, 1995.

(2) Options granted December 1, 1995.

                             YEAR END OPTION VALUES

                                             NUMBER OF                      VALUE OF UNEXERCISED
                                        UNEXERCISED OPTIONS                     IN-THE-MONEY
                                     HELD AT DECEMBER 31, 1995        OPTIONS AT DECEMBER 31, 1995(1)
                                   ------------------------------    ----------------------------------
              NAME                 EXERCISABLE      UNEXERCISABLE    EXERCISABLE          UNEXERCISABLE
- --------------------------------   -----------      -------------    -----------          -------------
H. Andrew Torchia...............      190,688           103,000       $ 379,789             $ 245,125
Michael P. Holtz................      332,000           198,000         501,313               500,438
Russell J. Cerqua...............      132,833            94,875         219,125               243,094
Richard A. D'Onofrio............      190,688           103,000         379,789               245,125

- ---------------

(1) The closing sale price of the Company's Common Stock on the Nasdaq National Market on December 31, 1995 was $6.25.

EMPLOYMENT AGREEMENTS

     Effective January 1, 1995, the Company entered into employment agreements with Messrs. Holtz, D'Onofrio and Cerqua. The employment agreements are each for a three-year term, with Mr. Holtz's agreement providing for automatic renewal for an additional three years at his option. Pursuant to his employment agreement, Mr. Holtz is to receive cash compensation equal to $375,000 and $425,000 in 1996 and 1997, respectively, and, if certain performance criteria are satisfied, compensation in the form of 30,000 and 40,000 shares of Common Stock in 1996 and 1997, respectively. In addition, in 1995, Mr. Holtz received warrants exercisable into an aggregate of 260,000 shares of Common Stock. In the event that Mr. Holtz chooses to renew his employment agreement for a second three-year term, each element of his compensation (cash, shares of Common Stock and warrants) shall be increased annually by the greater of a factor of 10% or the then current rate of inflation. Pursuant to his employment agreement, Mr. D'Onofrio is to receive base cash compensation equal to $144,000 and $151,700 in 1996 and 1997, respectively, and, if certain performance criteria are satisfied, incentive cash compensation equal to $36,000 and $43,300 in 1996 and 1997, respectively. In addition, in 1995, Mr. D'Onofrio received warrants exercisable into an aggregate of 120,000 shares of Common Stock. Pursuant to his employment agreement, Mr. Cerqua is to receive cash compensation equal to $160,000 and $175,000 in 1996 and 1997, respectively, and, if certain performance criteria are satisfied, compensation in the form of 10,000 and 12,500 shares of Common Stock in 1996 and 1997, respectively. In addition, in 1995, Mr. Cerqua received warrants exercisable into an aggregate of 120,000 shares of Common Stock. In 1995, the Company modified the employment agreements of Messrs. Holtz and Cerqua in order to allow them to receive, in 1995, incentive compensation in the form of options to purchase shares of Common Stock rather than the shares of Common Stock to be received by them in 1996.



     Each employment agreement entitles the executive officers to receive severance payments, equal to two years' compensation with regard to Mr. Holtz and one year's compensation with regard to Messrs. D'Onofrio and Cerqua, if his employment is terminated by the Company without cause or if he elects to terminate such employment for a "good reason," including a change of control of the Company. For purposes of the employment agreements, a change of control means (i) any change in the Company's Board of Directors such that a majority of the Board of Directors is composed of members who were not members of the Board of Directors on the date the employment agreements were made or (ii) removal of the executive officer from membership on the Board of Directors by a vote of a majority of the shareholders of the Company or failure of the Board of Directors to nominate the executive for re-election to Board membership. Each executive officer is also entitled to severance payments, equal to one year's compensation with regard to Mr. Holtz and six months' compensation with regard to Messrs. D'Onofrio and Cerqua, if he voluntarily terminates his employment with the Company for other than a "good reason" and provides appropriate notice of such resignation.


                              CERTAIN TRANSACTIONS


     Urban is owned 51% by Mr. Torchia, the Chairman of the Board of Directors of the Company, and 49% by Mr. D'Onofrio, the Executive Vice President and a director of the Company. Urban, a hotel development consulting firm, and Mr. Torchia provide business development and consulting services to the Company under a consulting agreement (the "Consulting Agreement") with Urban which commenced in January 1994. Urban, pursuant to the Consulting Agreement, has agreed to not engage in business activities that directly compete with the business activities of the Company; provided, however, that Urban may pursue business opportunities which the Company decides not to pursue. Under the terms of the Consulting Agreement, Urban receives (i) a monthly consulting fee of $20,000, (ii) a residual fee based on the management fees the Company receives from management arrangements or relationships which resulted from contacts initiated for the Company by Urban and (iii) transaction fees, based on an established fee schedule and consistent with industry practice, for transactions introduced by Urban. The Company also provides Urban with use of the Company's telephone system. No additional amounts are paid to Urban for reimbursement of expenses. As part of this arrangement, Mr. Torchia no longer receives compensation for the services he provides to the Company, other than warrants and other non-cash compensation for his services as Chairman. Mr. D'Onofrio continues to receive compensation from the Company. See "Management - Executive Compensation." During 1993, 1994 and 1995, Urban received an annual consulting fee of $240,000 plus aggregate additional fees of $352,082, $289,915 and $236,138, respectively, from the Company and received $28,200 and $82,400, in 1994 and 1995, respectively, in other transactional fees directly from Joint Ventures in which the Company is a general partner.


     The Consulting Agreement may be terminated by Urban, upon, among other things, a breach by the Company of the agreement's terms, Mr. Torchia's death or permanent disability, changes in the composition of the Board of Directors whereby the current employee directors (which includes Mr. Torchia) no longer constitute a majority of the Board, Mr. Torchia's failure to serve as a director for any reason, including his resignation or failure to be elected by the shareholders, or a change of control of the Company due to a merger or sale of substantially all of the Company's assets. In addition, either Urban or the Company may terminate the Consulting Agreement at any time after

December 31, 1999. If the Consulting Agreement is terminated for any of these reasons, the Company shall pay to Urban a severance fee equal to $600,000. Additionally, upon the termination of the Consulting Agreement for any reason, including any of the reasons described above, the Company shall purchase from Urban all of Urban's rights to the residual fee described above for a purchase price equal to 6 times the aggregate residual fee paid to Urban over the preceding twelve-month period. As part of the fees described above, Urban received an aggregate residual fee of $68,571 in 1995.


     The Company currently has a note receivable outstanding from each of Mr. Holtz, a director and the President and Chief Executive Officer of the Company, and Mr. Cerqua, a director and the Chief Financial Officer, Senior Vice President of Finance, Secretary and Treasurer of the Company. These notes (the "Officer Notes") arose initially when, in 1992, the Company entered into agreements with Grand American Hotel Management, Inc. ("Grand"), its shareholders and certain other entities owned by the shareholders of Grand to acquire 7 management contracts for, among other consideration, a loan of $800,000 to the shareholders of Grand (the "Original Note"). The Original Note was collateralized by 165,784 shares of the Company's Common Stock and bore interest at a rate of 10.5% per annum. During 1993, the Company and Grand agreed to revise the terms of the Original Note to, among other things, reduce its interest rate. The Company did not receive any payments of principal or interest in 1994.



     Due to this default by Grand, in November 1994, the Company notified Grand of its intention to take the 165,784 shares of Common Stock in lieu of the Original Note and related receivables. In December 1994, and prior to the Company's taking possession of such shares, Messrs. Holtz and Cerqua executed notes in the amounts of $756,292 and $200,000, respectively, to the Company for the purchase of the Original Note and related receivables and the 165,784 shares of the Common Stock held as collateral on the Original Note. Following the purchase, each of Messrs. Holtz and Cerqua pledged as collateral for the Officer Notes the shares of Common Stock received upon purchase of the Original Note together with additional shares of the Company's Common Stock which each individually owned. As originally drafted, the Officer Notes provided for annual payments of interest at 8% per annum commencing on December 31, 1995, with the principal balance due December 31, 1997, and were collateralized by an aggregate of 273,369 shares of the Company's Common Stock. The Company and Messrs. Holtz and Cerqua have amended the terms of the Officer Notes to provide that the annual payments of interest shall be payable commencing April 1, 1997. Messrs. Holtz and Cerqua each have the option to pay interest and principal with shares of the Company's Common Stock, with the shares tendered being valued at the fair market value at time of payment. The Officer Notes receivable have been classified as a reduction of shareholders' equity on the Company's Consolidated Financial Statements.



     In the past, certain of the Company's directors and executive officers have, directly or indirectly, invested in Joint Ventures with the Company. For example, Messrs. Torchia and D'Onofrio, through Urban, have invested an aggregate of approximately $144,000 as limited partners and approximately $49,000 as a general partner in 3 Joint Ventures since 1991. In addition, Dr. Dayan, who has been nominated by the Board of Directors to stand for election as a director of the Company at the next annual meeting of the Company's shareholders, has invested approximately $1.6 million in 7 Joint Ventures since 1988. Dr. Dayan and each of the Company's directors and executive officers who have made such investments have done so on the same terms as all other investors in such Joint Ventures. In addition to his investments in certain Joint Ventures, Dr. Dayan also holds an interest in a mortgage on one of the Minority-Owned Hotels. The mortgage, which has been in place since 1989, (i) has a current outstanding balance of approximately $470,000, (ii) bears interest at an annual rate of prime plus 4% (with a minimum annual interest rate of 12%), and (iii) is payable in monthly installments through 1999.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock at May 31, 1996, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock, (ii) each of the Company's directors and its director nominee, (iii) each of the Named Officers and (iv) all directors (including the director nominee) and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Except as set forth below, the address of each of the shareholders named below is the Company's headquarters.


                                                  SHARES BENEFICIALLY          SHARES BENEFICIALLY
                                                         OWNED                        OWNED
                                                   PRIOR TO OFFERING             AFTER OFFERING
                                                -----------------------      -----------------------
                    NAME                         NUMBER      PERCENT(1)       NUMBER      PERCENT(1)
- ---------------------------------------------   ---------    ----------      ---------    ----------
Michael P. Holtz (2).........................     714,091       11.1%          714,091        7.6%
H. Andrew Torchia (2)(3).....................     658,658       10.5           658,658        7.1
Richard A. D'Onofrio (2)(3)..................     658,658       10.5           658,658        7.1
Wellington Management Company (4)............     568,300        9.4           568,300        6.3
Massachusetts Financial Services Company
  (5)........................................     516,500        8.6           516,500        5.7
Russell J. Cerqua (2)........................     245,805        4.0           245,805        2.7
Salomon J. Dayan(2)(6).......................     187,983        3.1           187,983        2.1
Reno J. Bernardo (2).........................      86,766        1.4            86,766        1.0
Robert L. Barney.............................      --          --               --          --
All directors and executive officers as a
  group (7 persons)(3).......................   2,099,703       29.4         2,099,703       20.7

- ---------------

(1) Percentage of beneficial ownership is based on 6,021,271 shares of Common Stock outstanding at May 31, 1996, and 9,021,271 shares of Common Stock outstanding after completion of the Offering, plus, in the case of each of Messrs. Holtz, Torchia, D'Onofrio, Cerqua and Bernardo and Dr. Dayan, the amount of shares subject to options beneficially held by such individual which are exercisable presently or within 60 days.


(2) Includes shares subject to options granted to the individuals directly which are exercisable on or within 60 days of May 31, 1996 as follows: Mr. Holtz, 417,000 shares; Mr. Torchia, 197,000 shares; Mr. D'Onofrio, 197,000 shares; Mr. Cerqua, 172,833 shares; Mr. Bernardo, 39,500 shares; and Dr. Dayan, 30,000 shares.


(3) Includes 375,832 shares owned by Urban, options exercisable into 68,750 shares owned by Urban which are exercisable presently or within 60 days and 7,676 shares owned by Urban Niles 1290 Corp., a wholly-owned subsidiary of Urban. Mr. Torchia is the President and 51% shareholder of Urban and Mr. D'Onofrio is a 49% shareholder in Urban. Mr. Torchia disclaims beneficial ownership of all but an aggregate of 195,589 shares and options exercisable into 35,063 shares owned, directly or indirectly, by Urban and Mr. D'Onofrio disclaims beneficial ownership of all but an aggregate of 187,919 shares and options exercisable into 33,687 shares owned, directly or indirectly, by Urban.

(4) Based upon information provided in its Schedule 13G dated January 26, 1996, Wellington Management Company ("WMC"), in its capacity as investment advisor, may be deemed beneficial owner of 568,300 shares of the Company which are owned by numerous investment counselling clients. Of the shares shown above, WMC has shared voting power for 314,000 shares and shared investment power for 568,300 shares. WMC's address is 75 State Street, Boston, MA 02109.


(5) Based upon information provided in its Schedule 13G dated February 12, 1996, Massachusetts Financial Services Company ("MFS"), in its capacity as investment manager, may be deemed beneficial owner of 516,500 shares of the Company which are also beneficially owned by MFS Series Trust II -- MFS Emerging Growth Stock Fund, shares of which are owned by numerous investors. MFS has sole voting and investment power for the 516,500 shares. MFS's address is 500 Boylston Street, Boston, MA 02116.


(6) Dr. Dayan has been nominated by the Board of Directors to stand for election as a director of the Company at the Company's next annual meeting of shareholders.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are subject to the detailed provisions of the Company's Restated Certificate and By-Laws, do not purport to be complete, and are qualified in their entirety by reference thereto.

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.005 par value, 6,021,271 of which were outstanding at May 31, 1996, and 100,000 shares of Preferred Stock, no par value, none of which is currently outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share on all matters voted upon by common shareholders and have no preemptive or other rights to subscribe for additional securities of the Company. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share equally and ratably in the assets available for distribution after the payment of liabilities, subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding. Holders of Common Stock have no cumulative voting rights and no rights to convert their Common Stock into any other securities and there are no redemption or sinking fund provisions with respect to the Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 100,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock, including without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, and liquidation provisions, and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any Preferred Stock.

CERTAIN STATUTORY PROVISIONS

     The Company is subject to Section 203 of the DGCL ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the time of the transaction in which the person became an interested shareholder, unless (i) prior to the time of such transaction, either the business combination or the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the outstanding voting stock, or (iii) on or after the time of the business combination, such business combination is approved by the board of directors and by the affirmative vote, at an annual or special meeting of shareholders, of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

TRANSFER AGENT AND REGISTER

     Affiliated Stock Transfer Co., Inc. acts as transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company (assuming the Underwriters' over-allotment option is not exercised) will have outstanding 9,021,271 shares of Common Stock. Of these shares, 7,051,238 shares, including the 3,000,000 shares sold in the Offering, will be freely tradeable by persons other than "affiliates" of the Company without restriction or registration under the Securities Act. The remaining 1,970,033 shares of Common Stock were acquired by existing shareholders without registration under the Securities Act, are "restricted securities" for purposes of the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. Of such amount, executive officers and directors (including the director nominee) of the Company currently hold 972,969 shares of Common Stock. The Company currently has an effective registration statement on Form S-3 on file with the Commission which the Company believes covers approximately 160,000 shares described above as "restricted securities." See "-- Registration Rights."


     To date, the Company has also issued options and warrants (the "Options and Warrants") to purchase an aggregate of 1,854,627 shares of Common Stock. These Options and Warrants have a weighted average exercise price of $4.578 per share. Options and Warrants for an aggregate of 1,558,627 shares of Common Stock will be exercisable by the end of 1996. Of the total outstanding Options and Warrants, 1,420,833 have been issued to the Company's current executive officers and directors (including the director nominee), 1,170,833 of which will be exercisable by the end of 1996. In addition, equity interests held by limited partners in 5 Joint Ventures ("Exchangeable Securities") are exchangeable into an aggregate of 376,225 shares of Common Stock. Exchangeable Securities exchangeable into an aggregate of 126,875 shares of Common Stock are currently exchangeable. Of the total outstanding Exchangeable Securities, 124,675 are held by the Company's director nominee, none of which are currently exchangeable. Shares issued upon exercise of the Options and Warrants or upon exchange of the Exchangeable Securities will be "restricted securities" for purposes of the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. Holders of certain of the Options and Warrants and holders of certain of the Exchangeable Securities have registration rights covering the shares of Common Stock to be received by the holders upon exercise or exchange. See "- Registration Rights."


     In general, Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares which are issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company.

     Of the Restricted Shares outstanding following the Offering, approximately 1,480,000 shares will have been held for at least two years and, subject to the agreed-upon holding period described in the following paragraph, are eligible for sale, subject to the volume and other limitations of Rule 144. In addition, the Commission has proposed reducing the holding period required under Rule 144 from two years to one year. Of the Restricted Shares outstanding following the Offering, approximately 440,000 additional shares have been held for at least one year and therefore, if the holding period is reduced to one year, such shares will, subject to the agreed-upon holding period described in the following paragraph, be eligible for sale, subject to the volume and other limitations of Rule 144.

     The Company's executive officers and directors (including the director nominee), holding an aggregate of 2,099,703 shares and currently exercisable Options and Warrants, have agreed that for a period of 120 days after the date hereof they will not sell, or otherwise dispose of, directly or indirectly, any Common Stock, any securities convertible into or exchangeable for Common Stock or any rights to purchase or acquire Common Stock or any securities of the Company without the prior written consent of the representatives of the Underwriters.

REGISTRATION RIGHTS

     The Company currently has an effective registration statement on Form S-3 on file with the Commission registering the resale of approximately 1,360,000 shares of Common Stock (including approximately 150,000 shares underlying outstanding Options and Warrants). The Company believes that all but approximately 260,000 shares of Common Stock (including 103,125 shares underlying Options and Warrants) have been sold pursuant to such registration statement.

     In addition, holders of Exchangeable Securities which are exchangeable into an aggregate of 249,350 shares of Common Stock have the right, upon exchange of such Exchangeable Securities for such shares, to require the Company to file a registration statement with the Commission to register such shares for resale, as do holders of Options and Warrants which are exercisable into an aggregate of 135,000 shares of Common Stock. The Company intends to file with the Commission, before the end of the third quarter of 1996, an additional registration statement on Form S-3 to register all of the shares issuable upon exchange of the Exchangeable Securities and upon exercise of such Options and Warrants. Shares sold pursuant to either of such registration statements will be freely tradeable by persons other than affiliates of the Company without further registration under the Securities Act.


     In addition to the above-described registration rights, holders of Options and Warrants which will be exercisable into an aggregate of 1,355,083 shares of Common Stock by the end of 1996 have certain piggyback registration rights with respect to their underlying shares. Subject to certain conditions and limitations, holders of such shares (after exercise of the Options and Warrants) have the right to require the Company to include their shares of Common Stock in any registered offering by the Company. None of the shares underlying the Options and Warrants have been approved for inclusion in this Offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among the Company and Oppenheimer & Co., Inc. and BT Securities Corporation, as the representatives of the Underwriters (the "Representatives"), each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite its name below:

                             NAME OF UNDERWRITER                              NUMBER OF SHARES
  -------------------------------------------------------------------------   ----------------
  Oppenheimer & Co., Inc...................................................
  BT Securities Corporation................................................

                                                                              ----------------
         Total.............................................................       3,000,000
                                                                              ===============

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this
Prospectus, and at such price less a concession not in excess of $          per
share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such
selected dealers may re-allow, concessions not in excess of $          per share
to certain other dealers.

     The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 450,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown on the above table bears to the total number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


     The Company and its executive officers and directors (including the director nominee) have agreed that for a period of 120 days after the date hereof they will not sell, or otherwise dispose of, directly or indirectly, or exercise any registration rights with respect to, any Common Stock, any securities convertible into or exchangeable for Common Stock or any rights to purchase or acquire Common Stock without the prior written consent of the Representatives (other than the issuance of stock options pursuant to the Company's stock option plans and the issuance of Common Stock upon the exercise of stock options and warrants previously granted by the Company).

     The Company has agreed to indemnify the Underwriters against certain liabilities, loss and expenses, including under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the issuance of the shares and certain other legal matters will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Rogers & Wells, New York, New York.

                                    EXPERTS

     The financial statements included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 2-90939C) with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Secretary, Amerihost Properties, Inc., 2400 East Devon Avenue, Suite 280, Des Plaines, Illinois 60018.

                             ADDITIONAL INFORMATION


     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The Company's registration statement on Form S-2 (together with all amendments, the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, 500 West Madison, Chicago, Illinois 60661. Copies of such material can also be obtained from the public reference section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company furnishes holders of its Common Stock with (i) annual reports containing audited financial statements and an opinion thereon expressed by an independent certified public accounting firm and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.


     This Prospectus constitutes a part of the Registration Statement filed with the Commission under the Securities Act with respect to the Offering. Statements made in this Prospectus as to the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, and each such statement shall be deemed qualified in its entirety by such reference. Reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants...................................   F-2
Financial Statements:
  Consolidated Balance Sheets at December 31, 1994 and 1995..........................   F-3
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994
     and 1995........................................................................   F-5
  Consolidated Statements of Shareholders' Equity for the years ended December 31,
     1993, 1994 and 1995.............................................................   F-6
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994
     and 1995........................................................................   F-7
Notes to Consolidated Financial Statements...........................................   F-9
Financial Statements (Unaudited):
  Consolidated Balance Sheets at December 31, 1995 and March 31, 1996 (unaudited)....   F-29
  Consolidated Statements of Operations for the three months ended March 31, 1995 and
     1996 (unaudited)................................................................   F-31
  Consolidated Statements of Cash Flows for the three months ended March 31, 1995 and
     1996 (unaudited)................................................................   F-32
Notes to Unaudited Consolidated Financial Statements.................................   F-34

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of

Amerihost Properties, Inc.

     We have audited the accompanying consolidated balance sheets of Amerihost Properties, Inc. and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amerihost Properties, Inc. and subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows, for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                                BDO Seidman, LLP

Chicago, Illinois
February 29, 1996

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,     DECEMBER 31,
                                                                     1994             1995
                                                                  -----------      -----------
                           ASSETS
Current assets:
  Cash and cash equivalents..................................     $ 3,026,029      $ 1,371,278
  Accounts receivable (including $703,465 and $802,164 from
     related parties) (Note 12)..............................       2,457,233        3,270,094
  Notes receivable (including $1,687,178 and $1,752,126 from
     related parties) (Note 3)...............................       1,834,908        1,965,048
  Prepaid expenses and other current assets..................         370,471          188,163
  Refundable income taxes....................................         --               230,530
  Costs and estimated earnings in excess of billings on
     uncompleted contracts (including $1,315,707 and
     $3,574,939 from related parties) (Notes 4 and 12).......       2,005,274        3,900,879
                                                                  -----------      -----------
          Total current assets...............................       9,693,915       10,925,992
                                                                  -----------      -----------
Investments (Notes 5 and 7)..................................       2,995,234        2,388,999
                                                                  -----------      -----------
Property and equipment (Notes 8, 9 and 15):
  Land.......................................................       2,240,952        4,236,309
  Buildings..................................................       9,124,901       22,075,629
  Furniture, fixtures and equipment..........................       3,784,608        9,204,377
  Construction in progress...................................       2,253,456          662,159
  Leasehold improvements.....................................         791,800        2,050,654
                                                                  -----------      -----------
                                                                   18,195,717       38,229,128
  Less accumulated depreciation and amortization.............       1,729,611        5,404,102
                                                                  -----------      -----------
                                                                   16,466,106       32,825,026
                                                                  -----------      -----------
Long-term notes receivable (including $1,272,612 and
  $1,450,616 from related parties) (Note 3)..................       2,737,882        2,863,580
Costs of management contracts acquired, net of accumulated
  amortization of $768,324 and $913,393 (Note 2).............         492,253          664,110
Other assets (including deferred taxes of $487,000 and
  $383,000), net of accumulated amortization of $769,669 and
  $1,451,715 (Notes 6 and 11)................................       2,018,192        2,785,595
                                                                  -----------      -----------
                                                                    5,248,327        6,313,285
                                                                  -----------      -----------
                                                                  $34,403,582      $52,453,302
                                                                  ===========      ===========

                See notes to consolidated financial statements.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                  DECEMBER 31,     DECEMBER 31,
                                                                      1994            1995
                                                                  -----------      -----------
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................     $ 3,224,973      $ 3,751,097
  Bank line-of-credit (Note 7)...............................         --             2,317,036
  Accrued payroll and related expenses.......................         679,971          688,648
  Accrued real estate and other taxes........................         362,409          606,468
  Other accrued expenses and current liabilities.............         262,331          666,352
  Current portion of long-term debt (Note 8).................         566,808        1,042,847
  Income taxes payable.......................................         415,197          --
                                                                  -----------      -----------
     Total current liabilities...............................       5,511,689        9,072,448
                                                                  -----------      -----------
Long-term debt, net of current portion (Notes 8 and 10)......      12,975,226       23,971,481
                                                                  -----------      -----------
Deferred income..............................................       1,051,457          686,388
                                                                  -----------      -----------
Commitments (Notes 9, 14 and 15)
Minority interests...........................................       1,192,925        1,456,226
                                                                  -----------      -----------
Shareholders' equity (Notes 9, 12, 14 and 16):
  Preferred stock, no par value; authorized 100,000 shares;
     none issued.............................................         --               --
  Common stock, $.005 par value; authorized 15,000,000
     shares;
     issued 5,570,013 shares at December 31, 1994, and
     5,977,213 shares at December 31, 1995...................          27,850           29,886
  Additional paid-in capital.................................      15,465,891       16,920,237
  Retained earnings (deficit)................................        (428,289)       1,709,803
                                                                  -----------      -----------
                                                                   15,065,452       18,659,926
  Less:
     Stock subscriptions receivable (Note 3).................        (436,875)        (436,875)
     Notes receivable (Note 2)...............................        (956,292)        (956,292)
                                                                  -----------      -----------
                                                                   13,672,285       17,266,759
                                                                  -----------      -----------
                                                                  $34,403,582      $52,453,302
                                                                  ===========      ===========


                See notes to consolidated financial statements.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                      1993             1994             1995
                                                   -----------      -----------      -----------
Revenue:
  Hotel operations..............................   $ 9,091,778      $15,428,022      $24,359,999
  Development and construction..................     6,970,709       12,036,918       12,238,128
  Management services...........................     2,849,673        2,711,637        3,010,935
  Employee leasing..............................    15,361,940       13,169,942       12,353,355
                                                   -----------      -----------      -----------
                                                    34,274,100       43,346,519       51,962,417
                                                   -----------      -----------      -----------
Operating costs and expenses:
  Hotel operations..............................     6,779,306       10,457,154       17,065,041
  Development and construction..................     6,112,327       11,315,973       10,117,782
  Management services...........................     2,296,589        2,288,765        2,003,310
  Employee leasing..............................    15,201,158       13,014,542       12,131,262
                                                   -----------      -----------      -----------
                                                    30,389,380       37,076,434       41,317,395
                                                   -----------      -----------      -----------
                                                     3,884,720        6,270,085       10,645,022
  Depreciation and amortization.................       927,527        1,140,801        2,268,181
  Leasehold rents -- hotels.....................     1,651,778        1,660,903        1,976,154
  Corporate general and administrative..........     1,783,051        2,012,710        2,110,939
                                                   -----------      -----------      -----------
Operating income (loss).........................      (477,636)       1,455,671        4,289,748
Other income (expense):
  Interest expense..............................      (589,945)        (854,880)      (1,755,745)
  Interest income...............................       479,405          428,353          560,724
  Other income..................................        24,518           37,836           44,099
  Equity in net income and losses of
     affiliates.................................        29,836           31,511          387,439
  Debt acceleration charge......................      (485,411)         --               --
                                                   -----------      -----------      -----------
Income (loss) before minority interests and
  income taxes..................................    (1,019,233)       1,098,491        3,526,265
Minority interests in operations of consolidated
  subsidiaries and partnerships.................       (37,660)        (146,070)         (59,173)
                                                   -----------      -----------      -----------
Income (loss) before income tax.................    (1,056,893)         952,421        3,467,092
Income tax expense (benefit)....................      (295,600)         381,000        1,329,000
                                                   -----------      -----------      -----------
Net income (loss)...............................   $  (761,293)     $   571,421      $ 2,138,092
                                                   ===========      ===========      ===========
Net income (loss) per share.....................   $     (0.15)     $      0.10      $      0.35
                                                   ===========      ===========      ===========

                See notes to consolidated financial statements.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                                                STOCK
                                          COMMON STOCK         ADDITIONAL      RETAINED     SUBSCRIPTIONS        TOTAL
                                      ---------------------      PAID-IN       EARNINGS       AND NOTES      SHAREHOLDERS'
                                       SHARES       AMOUNT       CAPITAL      (DEFICIT)      RECEIVABLE         EQUITY
                                      ---------    --------    -----------    ----------    -------------    -------------
BALANCE AT
  JANUARY 1, 1993..................   2,193,646    $10,968     $ 4,083,430    $ (238,417)    $        --      $ 3,855,981
Authorized shares issued upon note
  conversion.......................     278,125      1,391       1,039,429                                      1,040,820
Authorized shares issued upon
  warrant exercise (Notes 9 and
  14)..............................   1,440,790      7,204         430,296                      (436,875)             625
Authorized shares issued in public
  offering (Note 9)................   1,550,000      7,750       9,564,794                                      9,572,544
Authorized shares issued for
  compensation and investment......      13,143         66          62,010                                         62,076
Reclassification of note receivable
  (Note 2).........................                                                             (990,000)        (990,000)
Net loss for the year ended
  December 31, 1993................                                             (761,293)                        (761,293)
                                      ---------    --------    -----------    ----------    -------------    -------------
BALANCE AT
  DECEMBER 31, 1993................   5,475,704     27,379      15,179,959      (999,710)     (1,426,875)      12,780,753
Authorized shares issued for
  compensation and investment......      94,309        471         285,932                                        286,403
Sale of note and receivables to
  officers (Note 2)................                                                              990,000          990,000
Collateralized notes receivable
  from officers (Note 2)...........                                                             (956,292)        (956,292)
Net income for the year ended
  December 31, 1994................                                              571,421                          571,421
                                      ---------    --------    -----------    ----------    -------------    -------------
BALANCE AT
  DECEMBER 31, 1994................   5,570,013     27,850      15,465,891      (428,289)     (1,393,167)      13,672,285
Authorized shares issued for
  compensation and investment......     407,200      2,036       1,454,346                                      1,456,382
Net income for the year ended
  December 31, 1995................                                            2,138,092                        2,138,092
                                      ---------    --------    -----------    ----------    -------------    -------------
BALANCE AT
  DECEMBER 31, 1995................   5,977,213    $29,886     $16,920,237    $1,709,803     $(1,393,167)     $17,266,759
                                      =========    ========    ===========    ==========    ==============   ==============

                See notes to consolidated financial statements.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                    1993              1994              1995
                                                ------------      ------------      ------------
Cash flows from operating activities:
  Cash received from customers.............     $ 34,422,093      $ 42,775,919      $ 49,673,144
  Cash paid to suppliers and employees.....      (32,953,736)      (40,282,468)      (44,715,078)
  Interest received........................          386,833           313,128           491,749
  Interest paid............................         (623,684)         (803,054)       (1,660,803)
  Income taxes (paid) refunded.............         (538,172)          211,197        (1,870,727)
                                                ------------      ------------      ------------
Net cash provided by operating
  activities...............................          693,334         2,214,722         1,918,285
                                                ------------      ------------      ------------
Cash flows from investing activities:
  Distributions from affiliates............          548,882           382,229           505,410
  Purchase of property and equipment.......       (8,291,502)       (7,872,269)      (12,539,148)
  Purchase of investments..................       (1,005,600)         (349,015)         (332,800)
  Increase in notes receivable.............       (2,794,345)       (1,568,266)       (2,332,472)
  Collections on notes receivable..........          927,174           961,041         1,385,615
  Preopening and management contract
     costs.................................          (55,000)         (279,000)         (316,926)
  Sale of investments......................           25,000            25,000            55,000
  Other....................................          (91,889)          (63,938)           69,124
                                                ------------      ------------      ------------
  Net cash used in investing activities....      (10,737,280)       (8,764,218)      (13,506,197)
                                                ------------      ------------      ------------
Cash flows from financing activities:
  Proceeds from issuance of long-term
     debt..................................        3,447,587         7,444,998         8,478,903
  Principal payments of long-term debt.....       (2,405,865)         (388,844)         (724,709)
  Proceeds from line of credit.............        1,275,000         1,290,000         4,461,182
  Repayment on line of credit..............       (1,275,000)       (1,290,000)       (2,144,146)
  Increase (decrease) in minority
     interests.............................          327,125           634,036          (138,069)
  Proceeds from issuance of common stock...        9,614,577           --                --
  Increase in deferred offering costs......          (82,738)          --                --
  Principal payments of notes payable......         (250,000)          --                --
                                                ------------      ------------      ------------
Net cash provided from financing
  activities...............................       10,650,686         7,690,190         9,933,161
                                                ------------      ------------      ------------
Net increase (decrease) in cash............          606,740         1,140,694        (1,654,751)
Cash and cash equivalents, beginning of
  year.....................................        1,278,595         1,885,335         3,026,029
                                                ------------      ------------      ------------
Cash and cash equivalents, end of year.....     $  1,885,335      $  3,026,029      $  1,371,278
                                                ============      ============      ============


                See notes to consolidated financial statements.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                        FOR THE YEARS ENDED DECEMBER 31,


                                                          1993            1994            1995
                                                       ----------      ----------      -----------
Reconciliation of net (loss) income to net cash
  provided by operating activities:
Net (loss) income.................................     $ (761,293)     $  571,421      $ 2,138,092
Adjustments to reconcile net (loss) income to net
  cash provided by operating activities:
  Depreciation....................................        315,317         796,702        1,787,080
  Amortization....................................        612,210         344,099          481,101
  Debt acceleration charge........................        485,411          --              --
  (Increase) decrease in deferred taxes, net of
     valuation allowance..........................       (108,000)       (199,000)         104,000
  Equity in net loss (income) of affiliates before
     amortization of deferred income..............         40,372          47,322         (214,884)
  Minority interests in operations of
     subsidiaries.................................         37,660         146,070           59,173
  Amortization of deferred income.................        (70,208)        (78,833)        (172,555)
  Amortization of deferred interest...............        (15,000)         (8,571)          (5,633)
  Amortization of loan discount...................         73,602          45,393           45,393
  Compensation paid through issuance of common
     stock........................................         26,655          98,832          212,843
  (Gain) loss on sale of investments and
     equipment....................................        (24,490)        (24,572)          18,585
  Partnership interests received in lieu of
     cash.........................................       (100,000)         --              --
  Write-off of note receivable....................         --             190,000          --
  Changes in assets and liabilities, net of
     effects of acquisitions:
     Decrease (increase) in accounts receivable...        263,432          72,554         (519,695)
     (Increase) decrease in prepaid expenses and
       other current assets.......................       (160,935)       (197,373)         251,305
     (Increase) decrease in refundable income
       taxes......................................       (376,000)        376,000         (230,530)
     Increase in costs and estimated earnings in
       excess of billings.........................       (237,748)       (907,658)      (1,895,605)
     Increase in other assets.....................       (293,281)       (467,661)        (547,318)
     Increase in accounts payable.................        897,038         278,059          471,881
     (Decrease) increase in income taxes
       payable....................................       (349,800)        415,197         (415,197)
     Increase in accrued payroll and other accrued
       expenses and current liabilities...........        400,997         565,292          300,700
     (Decrease) increase in accrued interest......       (107,342)          6,433           49,549
     Increase in deferred income..................        144,737         145,016               --
                                                       ----------      ----------      -----------
Net cash provided by operating activities.........     $  693,334      $2,214,722      $ 1,918,285
                                                        =========      ==========      ===========


                See notes to consolidated financial statements.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

     Chicagoland Concessions, Inc. (the "Company") was incorporated under the laws of Delaware on September 19, 1984, to operate concession stands in the Chicago metropolitan area. On September 19, 1985, the Company changed its name to America Pop, Inc.

     In December, 1986, the Company ceased its operations of all concession stand facilities and during 1987, repositioned itself into hotel/motel development, construction and ownership/operation. In order to more appropriately reflect the nature of the Company's business, on August 21, 1987, the Company changed its name to Amerihost Properties, Inc. ("API").

Principles of consolidation:

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and partnerships in which the Company has a controlling ownership interest. Significant intercompany accounts and transactions have been eliminated.

Construction accounting:

     Development fee revenue from construction/renovation projects is recognized using the percentage-of-completion method over the period beginning with the execution of contracts and ending with the commencement of construction/renovation.

     Construction fee revenue from construction/renovation projects is recognized on the percentage-of-completion method, generally based on the ratio of costs incurred to estimated total contract costs. Revenue from contract change orders is recognized to the extent costs incurred are recoverable. Profit recognition begins when construction reaches a progress level sufficient to estimate the probable outcome. Provision is made for anticipated future losses in full at the time they are identified.

     Construction period interest in the amount of $37,222 and $119,749 was capitalized in 1994 and 1995, respectively, and included in property and equipment.

Cash equivalents:

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

Concentration of credit risk:

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, accounts receivable and notes receivable. The Company invests temporary cash balances in financial instruments of highly rated financial institutions generally with maturities of less than three months. A substantial portion of accounts receivable are from hotels located in the midwestern United States, where collateral is generally not required, and from hotel operators for the development and construction of hotels pursuant to written contracts. Notes receivable are primarily from hotel operating entities generally located in the midwestern and southern United States, and two of the Company's officers.

Fair value of financial instruments:

     The carrying values reflected in the consolidated balance sheet at December 31, 1995 reasonably approximate the fair values for cash and cash equivalents, accounts and contracts receivable and payable, and variable rate long-term debt. The majority of the notes receivable are collateralized by shares of the Company's common stock, investments in hotels, a second mortgage on a hotel property, and personal guarantees. Construction/renovation and working capital notes are repaid to the

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

Company within a relatively short period after their origination. The notes receivable bear interest at rates approximating the current market rates and the carrying value approximates their fair value. The Company estimates that the fair value of its fixed rate long-term debt at December 31, 1995 approximates the carrying value considering the property specific nature of the notes and in certain cases, the subordinated nature of the debt. In making such assessments, the Company considered the current rate at which the Company could borrow funds with similar remaining maturities and discounted cash flow analysis as appropriate.

Investments:

     Investments are accounted for using the equity method, under which method the original investment is increased (decreased) by the Company's share of earnings (losses), and is reduced by dividends or distributions when received. Other investments are recorded at cost.

Property and equipment:

     Property and equipment are stated at cost. Depreciation is being provided for assets placed in service by use of the straight-line and accelerated methods over their estimated useful lives. Leasehold improvements are being amortized by use of the straight-line method over the term of the lease.

     For each classification of property and equipment, depreciable periods are as follows:

            Building...........................................      31.5-39 years
            Furniture, fixtures and equipment..................          5-7 years
            Leasehold improvements.............................         3-10 years

Costs of management contracts acquired:


     The costs of management contracts acquired includes amounts paid to acquire management contracts and pre-opening costs incurred in connection with new management contracts. These amounts are being amortized by use of the straight-line method over periods ranging from two to five years.


Other assets:

Cost in excess of net assets of subsidiaries: Cost in excess of net assets of subsidiaries are amortized on a straight-line basis over a period of 31.5 years.

Organization costs: Organization costs are being amortized by use of the straight-line method over a period of five years.

Investment in leases: Investment in leases represents the amounts paid for the acquisition of leasehold interests for certain hotels. These costs are being amortized by use of the straight-line method over the terms of the leases.

Deferred subordinated note costs: Deferred subordinated note costs represent the costs incurred in issuing the 7% subordinated notes. These costs are being amortized by use of the straight-line method over the life of the debt.

Franchise fees: Franchise fees represent the initial franchise fees paid to franchisors for certain hotels and are being amortized by use of the straight-line method over the term of the franchise licenses, ranging from 10 to 20 years.

Deferred income:

     Deferred income represents that portion of fees earned from entities in which the Company holds an ownership interest, which is equal to the Company's proportional ownership interest in the entity.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

The balance of the fees are recorded in income as earned. The deferred income is being amortized over the life of the operating assets owned by the affiliated entity.

     Also included in deferred income is the unamortized portion of loan points collected from a loan made to an unaffiliated party in connection with the acquisition of management contracts. These are being amortized into interest income over the life of the loan. (Note 2)

Income taxes:

     Deferred income taxes are provided on the differences in the bases of the Company's assets and liabilities determined for tax and financial reporting purposes.

Earnings (loss) per share:

     Computations of earnings per share of common stock are computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents. Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock. Common stock equivalents include stock options and warrants. The weighted average number of shares used in the computations were equal to 5,037,918, 5,624,478 and 6,124,750 for the years ended December 31, 1993, 1994 and 1995, respectively.

Advertising:


     The costs of advertising, promotion and marketing programs are charged to operations in the year incurred. These costs were approximately $167,000, $218,000 and $462,000 for the years ended December 31, 1993, 1994 and 1995, respectively.


Estimates:

     The accompanying consolidated financial statements include estimated amounts and disclosures based on management's assumptions about future events. Actual results may differ from those estimates.

Reclassifications:

     Certain reclassifications have been made to the 1993 and 1994 financial statements in order to conform to the 1995 presentation.

2.  MANAGEMENT CONTRACTS:


Diversified:



     On November 9, 1991, the Company entered into agreements with Diversified Innkeepers, Inc., its shareholders and various affiliates ("Diversified") to acquire management contracts for eleven properties in the Southeastern United States for cash and stock in the total amount of $548,772, which is being amortized over the term of the management contracts which have been renewed through September 30, 2000. In addition, the Company issued warrants to acquire 125,000 shares of the Company's Common Stock, and agreed to loan Diversified a total of $1,500,000. (Note 3)



Grand:


     On May 21, 1992, the Company entered into agreements with Grand American Hotel Management, Inc. ("Grand"), its shareholders and certain other entities owned by the shareholders of Grand to acquire seven management contracts for cash and stock in the amount of $401,676. In addition, the Company issued warrants to acquire 210,050 shares of the Company's Common Stock, which were subsequently exercised, and agreed to loan the shareholders of Grand a total of $800,000

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

(the "Original Note") with interest at the rate of 10.5% per annum. The note was collateralized by 165,784 shares of the Company's Common Stock.

     During 1993, the Company and Grand agreed to terminate the Company's management of the seven properties. In connection with the termination agreement, the terms of the Original Note were revised as of June 1, 1993 providing for an additional $190,000 note (the "Termination Note") due to the Company for a management contract termination fee, a reduced interest rate on the Original Note, and monthly principal payments on both notes through April 1995 with a final payment of $736,000 on May 31, 1995. The Company did not receive any payments for principal or interest in 1994. The Termination Note was written off in 1994.

     In November 1994, the Company notified Grand of its intention to take the 165,784 shares of common stock in lieu of the $800,000 note and $156,292 in related receivables. Prior to taking possession of the stock, in December 1994, two of the Company's officers executed notes in the amount of $956,292 to the Company for the purchase of the Original Note and related receivables, and the 165,784 shares of the Company's stock held as collateral on the Original Note. The officer notes provide for annual payments of interest only at 8% per annum, with the principal balance due December 31, 1997 and are collateralized by a total of 273,369 shares of the Company's Common Stock. The officers have the option to pay interest and principal with shares of the Company's Common Stock, whereby the number of shares offered must have a fair market value at time of payment equal to the amount then due. These notes receivable have been classified as a reduction of shareholders' equity on the accompanying balance sheets.

3.  NOTES RECEIVABLE:

Related parties:

     On June 20, 1990, the Company loaned $150,000 to the Hammond, Indiana 490 Partnership, which leases and operates the Ramada Inn Hammond. The note is due on demand and provides for interest at the rate of 10% per annum. The balance of this note was $122,493 at December 31, 1994 and 1995. During 1995, the Hammond, Indiana 490 Partnership contributed its leasehold interests and other assets to a newly formed LLC in exchange for a 35.0% interest. The LLC has since closed the Ramada Inn, razed a portion of the building and begun renovation of the 86 remaining rooms. This new hotel is scheduled to open in March 1996 as an AmeriHost Inn. In March 1996, the Company exchanged the note receivable for an additional 49% ownership interest in the Hammond, Indiana 490 Partnership.

     During 1993 the Company loaned $723,843, with interest at the rate of 10% per annum, to Euless, TX 1192 General Partnership to be used for the acquisition, renovation and operation of the Ramada Inn Euless, Texas. The loan and interest are to be paid from priority distributions from the partnership. Additional amounts of $318,769 and $120,348 were loaned during 1994 and 1995, respectively.

     During 1994 the Company loaned $525,000, with interest at a rate of 10%, to Macomb, IL 994 Limited Partnership to be used for the development and construction of the AmeriHost Inn Macomb, Illinois. The entire loan and accrued interest were repaid during 1995 using the proceeds from the syndication of the limited partnership interests.

     The Company has advanced a total of $1,220,184 and $1,832,788 at December 31, 1994 and 1995, respectively, to other partnerships in which the Company has a minority ownership interest for working capital and construction purposes. The advances bear interest rates ranging from 10% to prime plus 3% and are due on demand. The Company expects the partnerships to repay these advances through cash flow generated from hotel operations and mortgage financings.

Other:

     As part of the purchase of management contracts from Diversified Innkeepers, Inc. in November, 1991, the Company entered into a financing agreement whereby the Company provided financing to the shareholders of Diversified in the total amount of $1,500,000, collateralized by 125,000 shares of the Company's common stock, a limited partnership interest in a hotel, a second mortgage on another hotel property, and a personal guarantee by the shareholders. The loan provided for interest only payments to be made at the rate of 12% per annum for a period of two years ending January 1995. Beginning February 6, 1995, the note provided for monthly payments of principal and interest in accordance with a fifteen-year amortization schedule, with all remaining principal and accrued interest due on December 31, 1999. In October, 1995, the note was modified to reduce the interest rate to 10% per annum and extend the term to the earlier of the termination of the related management contracts or September 30, 2000. The monthly payments of principal and interest were also modified to $16,250 per month. The balance of the note at December 31, 1995 was $1,467,886. The Company received a $60,000 financing fee which is being amortized into interest income over the life of the loan.

     In connection with the Diversified transaction, the Company also issued 125,000 stock options which were exercised in January 1993, in consideration for a secured promissory note in the amount of $436,875 with interest at 6.5% per annum. The total principal balance is due April 30, 1997, unless the stock is sold, and is collateralized by limited partnership interests. This note receivable has been classified as a reduction of shareholders' equity on the accompanying balance sheets.

     During 1993 and 1994 the Company loaned $100,000 and $13,000 to a co-partner in ten partnerships. The loans provide for interest rates ranging from prime to prime plus 2% per annum and are due on demand. The $100,000 loan is secured by the co-partner's shares of partnership interests in two hotels.

4.  COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS:

     Information regarding contracts-in-progress is as follows at December 31, 1994 and 1995:

[CAPTION]

                                                                        1994            1995
                                                                     ----------      ----------
     Costs incurred on uncompleted contracts......................   $3,392,795      $3,637,650
     Estimated earnings...........................................    1,020,607       2,360,089
                                                                     ----------      ----------
                                                                      4,413,402       5,997,739
     Less billings to date........................................    2,408,128       2,096,860
                                                                     ----------      ----------
     Costs and estimated earnings in excess of billings on
      uncompleted contracts.......................................   $2,005,274      $3,900,879
                                                                     ==========      ==========

5.  INVESTMENTS:

     Investments at December 31, 1994 and 1995, are comprised of the following, including the name of the investee, the nature of the investment and the property owned by the investee:

                                                                        1994            1995
                                                                     ----------      ----------
ACCOUNTED FOR AT COST:
Richmond Investors, Inc. (a)......................................   $      450      $   --
  15% of outstanding shares of common stock
  2% general partner in the Richmond 688 Limited Partnership
Ashland Motel Associates (b)......................................      135,000          --
  11% limited partner
  Days Inn Ashland, Ohio
Venture South Hospitalities One Pass Christian LLC (b)............       10,000          --
  1% limited partner
  Days Inn Pass Christian, Mississippi

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                        1994            1995
                                                                     ----------      ----------
ACCOUNTED FOR USING THE EQUITY METHOD:
Athens Motel Associates Limited Partnership.......................   $   47,925      $   46,454
  12.5% general partner
  Days Inn Athens, Ohio
Cloverdale, Indiana 588-1 Partnership.............................        5,435          24,572
  25% general partner
  Days Inn Cloverdale, Indiana
Crawfordsville, Indiana 888-2 Partnership.........................      (23,506)        (37,921)
  25% general partner
  Days Inn Crawfordsville, Indiana
Richmond 688 Limited Partnership (a)..............................      105,134          --
  14.7% limited partner
  Days Inn Richmond, Illinois
Bravanni Enterprises, Inc. & Melrose Park Trust...................       12,841          (2,229)
  25% interest
  Days Inn Melrose Park, Illinois
Schiller Park 1288 Limited Partnership............................        3,840         (11,094)
  5% general partner
  Days Inn O'Hare South, Schiller Park, Illinois
Athens Motel Associates Limited Partnership II....................      120,834         140,451
  20% general partner
  AmeriHost Inn Athens, Ohio
Kent 2-89 Partnership.............................................      (26,317)        (27,101)
  10% general partner
  Days Inn Brimfield, Ohio
Shorewood 689 Limited Partnership.................................      192,368         187,764
  10% general partner
  Days Inn Shorewood, Illinois
Marysville, Ohio 589-3 Partnership................................     (106,268)        (96,672)
  25% general partner
  Days Inn Marysville, Ohio
Plainfield, Indiana 989-4 Partnership.............................       88,828          92,774
  25% general partner
  Days Inn Plainfield, Indiana
Hammond, Indiana 490 Partnership..................................      (96,186)        113,012
  1% general partner
  Ramada Inn Hammond, Indiana
Bowling Green, Ohio 590 Limited Partnership (c)...................      196,021          --
  39.17% limited & 25% general partner
  Days Inn Bowling Green, Ohio
Niles, Illinois 1290 Hotel Partnership............................       63,873          57,980
  16.33% general partner
  Days Inn Niles, Illinois
Host Venture Group................................................       16,500          16,250
  25% general partner
  Joint venture with The R.R.A. Group of Ohio
Findlay, Ohio 391 Limited Partnership (c).........................      114,401          --
  15% general & 41.67% limited partner
  Days Inn Findlay, Ohio

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                                        1994            1995
                                                                     ----------      ----------
Portage 691 Limited Partnership...................................   $   40,755      $   36,187
  10% general partner
  Days Inn Portage, Indiana
Zanesville, Ohio 1190 Limited Partnership.........................         (561)         (2,619)
  10% general partner
  Days Inn Zanesville, Ohio
Dayton, Ohio 1291 Limited Partnership (c).........................        9,008          --
  15% general & 46.5% limited partner
  Days Inn Dayton, Ohio
New Philadelphia, Ohio 592 Ltd Partnership (c)....................      299,579          --
  24.65% general & 25.7% limited partner
  Days Inn New Philadelphia, Ohio
Middletown, Ohio 592 Limited Partnership..........................        6,832         (55,094)
  25% general & 8.59% limited partner
  Oakbrook Inn Middletown, Ohio
Lancaster, Ohio 1191 Limited Partnership..........................      134,705         189,725
  15% general & 10% limited partner
  AmeriHost Inn Lancaster, Ohio
Plainfield II Indiana 192-5 Partnership...........................       50,040          38,409
  25% general partner
  AmeriHost Inn Plainfield, Indiana
Altoona, Pennsylvania 792 Limited Partnership (c).................       22,831          --
  20% general & 42.78% limited partner
  Holiday Inn Altoona, Pennsylvania
Ft. Myers, Florida 992 Limited Partnership........................      132,189         109,896
  20% general partner
  Hampton Inn Ft. Myers, Florida
Oil City, PA 1192 Limited Partnership.............................      (69,502)        (75,662)
  25% general & 3.05% limited partner
  Holiday Inn Oil City, Pennsylvania
Mosinee Airport Inn...............................................       41,189          52,964
  16.7% general partner
  Days Inn Mosinee, Wisconsin
Logan, Ohio 692 Limited Partnership...............................       86,437          87,489
  15% general & 7.94% limited partner
  AmeriHost Inn Logan, Ohio
Elk Grove, Illinois 1292 General Partnership......................      246,480         171,882
  50% general partner
  Days Inn Elk Grove, Illinois
Kenosha, Wisconsin 193 General Partnership........................      536,246         555,948
  50% general partner
  Days Inn Kenosha, Wisconsin
Ann Arbor, Michigan 193 Limited Partnership.......................       98,014         163,813
  25% general & 14.17% limited partner
  Days Inn Ann Arbor, Michigan
Euless, Texas 1192 General Partnership............................      221,714         174,018
  25% general partner
  Ramada Inn Euless, Texas
Mansfield, Ohio 993 General Partnership...........................      162,400         151,745
  40% general partner
  Days Inn Mansfield, Ohio
Washington C.H., Ohio 194 Limited Partnership.....................      102,580         154,821
  15% general & 6.9% limited partner
  AmeriHost Inn Jeffersonville, Ohio

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                                        1994            1995
                                                                     ----------      ----------
Vicksburg, MS 694-711 Partnership.................................   $   13,125      $   17,224
  50% general partner
  Days Inn Rainbow Park, Mississippi
  Began operations May 1995
Macomb, IL 994 Limited Partnership................................       --              (6,079)
  25% general partner
  AmeriHost Inn Macomb, Illinois
  Began operations May 1995
Parkersburg, WVA 894 Limited Partnership..........................       --                (798)
  15% general partner
  AmeriHost Inn Parkersburg, West Virginia
  Began operations June 1995
New Martinsville, WVA 695 Limited Partnership.....................       --              75,000
  20% general & 6.31% limited partner
  AmeriHost Inn New Martinsville, West Virginia
Kenton, OH 1095 Limited Partnership...............................       --              45,890
  20% general & 6.25% limited partner
  AmeriHost Inn Kenton, Ohio
                                                                     ----------      ----------
                                                                     $2,995,234      $2,388,999
                                                                     ==========      ==========


- ---------------

(a) The hotel was sold during 1995 and the partnership was terminated.

(b) These investments were sold in 1995 at book value.

(c) In 1995, the Company acquired additional interest in these partnerships, which resulted in the Company owning a majority interest in the partnerships. These investment account balances have been eliminated in consolidation.


     During 1995, the Company acquired additional partnership interests in five hotels for a total of 278,081 shares of the Company's common stock. In conjunction with the acquisitions, liabilities were assumed as follows:


            Fair value of assets acquired.........................     $6,952,183
            Issuance of common stock..............................       (932,306)
                                                                       ----------
                 Liabilities assumed..............................     $6,019,877
                                                                       ==========

     The following represents tax basis unaudited condensed financial information for all of the Company's investments in affiliated companies accounted for under the equity method at December 31, 1993, 1994 and 1995.

                                                      1993             1994             1995
                                                   -----------      -----------      -----------
Current assets................................     $ 2,617,457      $ 4,020,792      $ 3,135,884
Noncurrent assets.............................      45,603,946       55,480,430       55,760,025
Current liabilities...........................       4,149,309        5,295,653        5,137,164
Noncurrent liabilities........................      37,260,939       42,329,384       39,676,033
Equity........................................       6,811,155       11,876,185       14,082,712
Gross revenue.................................      25,703,226       30,386,457       31,128,888
Gross operating profit........................       8,484,395       10,655,515       12,137,897
Depreciation and amortization.................       3,528,056        3,446,013        3,591,929
Net income (loss).............................        (700,806)        (412,375)       2,337,969

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

6.  OTHER ASSETS:

     Other assets, net of accumulated amortization, at December 31, 1994 and 1995 are comprised of the following:

                                                                        1994            1995
                                                                     ----------      ----------
     Deferred loan costs........................................     $  267,740      $  434,342
     Franchise fees and other assets............................        840,679       1,257,975
     Investment in leases.......................................        422,773         710,278
     Deferred taxes (Note 11)...................................        487,000         383,000
                                                                     ----------      ----------
       Total....................................................     $2,018,192      $2,785,595
                                                                     ==========      ==========

7.  NOTES PAYABLE:

     The Company has a $3,500,000 bank operating line-of-credit that expires May 1, 1996. Interest is payable at the bank's base lending rate (8.5% at December 31, 1995) plus three-quarters of one percent with a floor of 7.5%. This line is collateralized by a security interest in the Company's assets, including its interests in various partnerships. In December 1995, the bank providing the operating line-of-credit approved a $7.5 million line-of-credit to be used for construction financing on projects which have firm commitments for permanent mortgage financing when the construction is completed. Interest is payable at the bank's base lending rate plus one percent. There was no outstanding balance on the construction line-of-credit as of December 31, 1995. An additional $1,500,000 bank line-of-credit was obtained on February 1, 1996 under the same terms and conditions as the operating line-of-credit with the exception of the interest rate which is 1% over the bank's base lending rate.

8.  LONG-TERM DEBT:

     Long-term debt consists of:


                                                                      1994             1995
                                                                   -----------      -----------
     7% Subordinated Notes ($2,250,000 face amount) due Octo-
       ber 1999, with an effective interest rate of 9% payable
       quarterly, net of unamortized discount of $170,223
       (Note 10)..............................................     $ 2,034,384      $ 2,079,777
     Mortgage payable - Sullivan State Bank, variable monthly
       payments with interest at 1.5% over prime (10.5% at
       December 31, 1995) adjusted quarterly to maturity in
       March 2007, collateralized by a first mortgage on the
       Days Inn Sullivan, Indiana and a guarantee by the
       Company................................................         886,357          842,448
     Mortgage Payable - Green Mountain Bank, monthly payments
       of $22,733 with interest at the lowest New York Bank
       Prime Rate plus two points (10.75% at December 31,
       1995), with a balloon payment due August 26, 1998
       collateralized by a first mortgage on the Holiday Inn
       White River Junction, Vermont and guarantees by the
       general partners.......................................       2,194,451        2,155,328
     Mortgage Payable - First of America Bank, monthly pay-
       ments of $10,150 with interest at a rate of 8.5% with a
       balloon payment due December 30, 1998, collateralized
       by a first mortgage on the Days Inn Elgin, Illinois and
       a guarantee by the Company.............................         721,184          918,631

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                                      1994             1995
                                                                   -----------      -----------
     Mortgage Payable - Tuscola National Bank, monthly pay-
       ments of $15,523 with interest initially at 8.0% to be
       adjusted every three years beginning March 1997 to two
       points above Bank of America's prime lending rate, with
       a balloon payment due February 17, 2009, collateralized
       by a first mortgage on the Holiday Inn Express Tuscola,
       Illinois and a guarantee by the Company................     $ 1,500,000      $ 1,431,240
     Mortgage Payable - First of America Bank, monthly pay-
       ments of $14,438 with interest at a rate of 9.0%, with
       a balloon payment due July 1, 1999, collateralized by a
       first mortgage on the Holiday Inn Express Wooster,
       Ohio, a guarantee by the Company and
       cross-collateralized with the AmeriHost Inn Wooster,
       Ohio...................................................       1,372,976        1,322,926
     Mortgage Payable - Community National Bank and Downstate
       National Bank, monthly payments totalling $21,053 with
       interest at 8.25% per annum, adjusting in July 1996 to
       the Southwest Bank of St. Louis' prime rate plus 2
       1/4%, with balloon payments due July 2, 1998,
       collateralized by a first mortgage on the Players
       Riverboat Hotel in Metropolis, Illinois and a guarantee
       by the Company.........................................       2,112,294        2,032,531
     Mortgage Payable - Community National Bank and Downstate
       National Bank, monthly payments totalling $5,971 with
       interest at Southwest Bank of St. Louis' prime rate
       plus 2 1/4% (10.0% at December 31, 1995) adjusted
       annually, with balloon payments due July 2, 1998,
       collateralized by a first mortgage on the Players
       Riverboat Hotel in Metropolis, Illinois and a guarantee
       by the Company.........................................         355,206          311,303
     Mortgage Payable - The First Citizens National Bank,
       monthly payments of $13,697 with interest initially at
       7.25% to be adjusted every five years beginning May 1,
       1999 to two points over the weekly average yield on
       U.S. Treasury Securities, with a balloon payment due
       November 1, 2009, collateralized by a first mortgage on
       the AmeriHost Inn Upper Sandusky, Ohio and a guarantee
       by the Company.........................................       1,334,206        1,423,041
     Note Payable - General Innkeeping Acceptance Corporation,
       monthly principal payments of $5,833 plus interest at
       the Citibank, N.A. (New York) Prime Rate plus 300 basis
       points (11.75% at December 31, 1995), due the earlier
       of the end of the lease term (scheduled to terminate
       September 30, 1997, but subject to renewal - Note 15)
       or December 1, 1998, collateralized by a security
       agreement on the furniture, fixtures and equipment of
       the Holiday Inn Milwaukee NW, Wisconsin and a guarantee
       by the Company.........................................         274,166          204,167
     Mortgage Payable - First Federal Savings Bank of
       LaGrange, monthly payments of $12,926 with interest
       initially at a rate of 8.5% through February 15, 1998,
       adjusting to a rate of two percent above the prime rate
       with monthly payments adjusted based on a maturity date
       of August 15, 2014, collateralized by a first mortgage
       on the Holiday Inn Express LaGrange, Georgia and a
       guarantee by the Company...............................         427,212        1,446,945

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                      1994             1995
                                                                   -----------      -----------
     Mortgage Payable - First of America Bank, monthly pay-
       ments of $15,438 with interest at a rate of 9.25% with
       a balloon payment due June 2000, collateralized by a
       first mortgage on the AmeriHost Inn Walker, Michigan
       and a guarantee by the Company.........................     $   192,103      $ 1,410,819
     Mortgage Payable - Southern Crescent Bank, monthly pay-
       ments of $15,271 with interest at the highest Wall
       Street Journal Prime Rate plus two points (10.5% at
       December 31, 1995) with a balloon payment due November
       15, 1999, collateralized by a first mortgage on the
       AmeriHost Inn Eagles Landing, Georgia and a guarantee
       by the Company.........................................         --             1,597,645
     Mortgage Payable - First of America Bank, monthly pay-
       ments of $17,439 with interest at a rate of 10.0%, with
       a balloon payment due November 15, 2000, collateralized
       by a first mortgage on the AmeriHost Inn Wooster, Ohio,
       a guarantee by the Company and cross-collateralized
       with the Holiday Inn Express Wooster, Ohio.............         --             1,541,167
     Mortgage Payable - Dollar Bank, monthly principal
       payments of $3,275 plus interest at a rate equal to the
       weekly average yield on U.S. Treasury Securities
       adjusted to a constant maturity of one year plus 325
       basis points adjusted annually (8.72% at December 31,
       1995) with a floor of 7.0% and a ceiling of 12.0%, with
       a balloon payment due August 31, 2002, collateralized
       by a first mortgage on the Holiday Inn Altoona,
       Pennsylvania...........................................         --             2,415,854
     Mortgage Payable - MidAm National Bank, monthly payments
       of $14,088, with interest at a rate based on the moving
       monthly average of auction rates for six-month U.S.
       Treasury Bills, adjusted annually (9.68% at December
       31, 1995) with a final payment of all principal and
       interest due September 10, 2005, collateralized by a
       first mortgage on the Days Inn Bowling Green, Ohio.....         --             1,037,361
     Construction Loan Payable - MidAm National Bank, monthly
       payments of interest only, with interest at the Wall
       Street Journal Prime Rate plus 1% (9.5% at December 31,
       1995) with the principal balance due July 7, 1996,
       collateralized by a first mortgage on the Days Inn
       Bowling Green, Ohio and a guarantee by the Company.....         --               396,642
     Construction Loan Payable - Empire Financial Services,
       Inc., monthly payments of interest only at an annual
       rate of 10.5% during construction until March 15, 1996,
       at which time monthly payments of principal and
       interest commence based upon a 15-year amortization,
       with interest at the Wall Street Journal Prime Rate
       plus 1.5%, with annual adjustments to the interest rate
       and monthly payment, with a balloon payment due March
       1, 2001, collateralized by a first mortgage on the
       AmeriHost Inn Smyrna, Georgia and a guarantee by the
       Company................................................         --             1,240,196

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                      1994             1995
                                                                   -----------      -----------
     Construction Loan Payable - Kent City State Bank, monthly
       payments of interest only at an annual rate of 10.5%
       during construction until May 8, 1996, at which time
       monthly payments of principal and interest commence in
       the amount of $15,725, with interest at 10.5% per
       annum, with a balloon payment due May 8, 2001,
       collateralized by a first mortgage on the AmeriHost Inn
       Coopersville, Michigan and a guarantee by the
       Company................................................     $   --           $   693,707
     Other notes and capitalized leases.......................         137,495          512,600
                                                                   -----------      -----------
                                                                    13,542,034       25,014,328
     Less current portion                                              566,808        1,042,847
                                                                   -----------      -----------
                                                                   $12,975,226      $23,971,481
                                                                   ===========      ===========

     The aggregate maturities of long-term debt, excluding construction loans payable in the amount of $2,330,545 at December 31, 1995, are approximately as follows:

YEAR ENDING
DECEMBER 31,                                                         AMOUNT
- ------------                                                       -----------
    1996.......................................................... $ 1,043,000
    1997..........................................................     942,000
    1998..........................................................   5,649,000
    1999..........................................................   6,548,000
    2000..........................................................   2,845,000
    Thereafter....................................................   5,657,000
                                                                   -----------
                                                                   $22,684,000
                                                                   ===========

9. SHAREHOLDERS' EQUITY:

Reverse stock split:

     During 1989, the Company effected a 1-for-50 reverse stock split. Each holder of the Company's Common Stock was entitled to receive one new share for every 50 shares held as of the close of business on August 22, 1989. Any fractional shares resulting from the reverse split were acquired by the Company and retired.

Authorized shares:

     The Company's corporate charter authorizes 15,000,000 shares of Common Stock and 100,000 shares of Preferred Stock without par value. The Preferred Stock may be issued in series and the Board of Directors shall determine the voting powers, designations, preferences and relative participating optional or other special rights and the qualifications, limitations or restrictions thereof.

Dividend restrictions:

     Pursuant to the terms of the Company's subordinated notes (Note 10), no dividends may be paid on any capital stock of the Company until such notes have been paid in full.

Limited partnership conversion:


     The Company is a general partner in three partnerships where the limited partners have the right at certain times and under certain conditions to convert their limited partnership interests into 243,750 shares of the Company's Common Stock.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

Public offering:


     In May 1993, the Company completed a public offering of 1,550,000 shares of the Company's Common Stock at an offering price of $7.125 per share led by the underwriting of Rodman & Renshaw, Inc. The proceeds less underwriting discounts and all other costs amounted to $9,572,544. A portion of the proceeds were used to pay the required prepayment of the 7% subordinated notes (Note 10) and repay the outstanding balance of the Company's line of credit.


Warrant net exercise:

     In 1993, the Company offered to all of its holders of warrants to purchase its shares of Common Stock, a right to exercise their warrants on a cash-free basis (the "Cashless Exercise"). Under the terms of the Cashless Exercise, the holder of the warrant would receive shares of the Company's Common Stock in an amount equal to a percentage of the number of warrants they held without payment of any cash to the Company. The percentage was computed by dividing the spread (defined as the difference between the "ask" price for the Company's Common Stock on January 14, 1993 (the "market price") and the exercise price of the warrant held by the investor) by the market price. The number of shares subject to the warrant was multiplied by this percentage. The result was the number of shares to be issued to each warrantholder.

     The holders of warrants to purchase 1,973,800 shares of the Company's Common Stock exercised this right and the Company issued 1,315,790 shares of its Common Stock in exchange for the warrants. (See Note 14 for further discussion of Stock Options and Warrants).

10. SUBORDINATED DEBENTURES:


     In 1992, the Company issued $4,500,000 of unsecured 7% subordinated notes due October 9, 1999, with interest payable quarterly. In connection with a public offering of the Company's Common Stock completed in 1993, the Company was required to make prepayments of 50% of the outstanding principal balance plus accrued interest thereon. As a result, the Company incurred a debt acceleration charge of $485,411 in 1993, representing a pro-rata portion of the unamortized note discount and other deferred note issuance costs.


     For each $1,000 principal amount loaned to the Company, the noteholder also received 375 common stock purchase warrants, representing the right to purchase 375 shares of the Company's Common Stock at an exercise price of $4.00 per share for a period of five years from the date of issuance of the warrants. Warrants to purchase a total of 1,687,500 shares were issued, of which 46,875 are outstanding at December 31, 1995.

11. TAXES ON INCOME:

     The provision for (benefit from) income taxes in the consolidated statements of operations is as follows:

                                                           1993            1994            1995
                                                        ----------      ----------      ----------
    Current........................................     $ (187,600)     $  580,000      $1,225,000
    Deferred.......................................       (246,000)       (155,000)        220,000
    Valuation allowance (decrease) increase........        138,000         (44,000)       (116,000)
                                                        ----------      ----------      ----------
    Total taxes (benefit) on income (loss).........     $ (295,600)     $  381,000      $1,329,000
                                                         =========       =========      ==========

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to a net deferred tax asset relate to the following:

                                                                         1994            1995
                                                                      ----------      ----------
    Deferred income, recognized currently for tax purposes.......     $  420,000      $  264,000
    Property, primarily due to majority owned partnerships
      consolidated for financial reporting purposes but not tax
      purposes...................................................        519,000         654,000
    Accumulated depreciation differences.........................       (208,000)       (407,000)
    Valuation allowance..........................................       (244,000)       (128,000)
                                                                      ----------      ----------
                                                                      $  487,000      $  383,000
                                                                       =========       =========

     Deferred income tax assets of $731,000 and $511,000, less a valuation allowance of $244,000 and $128,000, are included in other assets in the accompanying consolidated balance sheets at December 31, 1994 and 1995, respectively.

     The following reconciles income tax expense (benefit) at the federal statutory tax rate with the effective rate:

                                                                    1993         1994        1995
                                                                   -------      ------      ------
     Income taxes (benefit) at the federal statutory rate.....      (34.0%)      34.0%       34.0%
     State taxes (benefits), net of federal taxes (benefit)...       (6.8%)      10.6%        7.6%
     Increase (decrease) in valuation allowance...............       13.1%       (4.6%)      (3.3%)
                                                                   -------      ------      ------
     Effective tax rate.......................................      (27.7%)      40.0%       38.3%
                                                                   =======      ======      ======

12.  RELATED PARTY TRANSACTIONS:

     The following table summarizes related party revenue from various unconsolidated partnerships in which the Company has an ownership interest:

                                                          1993            1994            1995
                                                       ----------      ----------      ----------
     Development/acquisition revenue..............     $2,623,431      $6,126,781      $9,316,810
     Renovation revenue...........................      3,782,626         519,626          83,925
     Hotel management revenue.....................      1,342,243       1,782,033       1,825,202
     Employee leasing revenue.....................      6,833,535       6,708,462       5,979,522

     In January 1991, the Company entered into an agreement with Urban 2000 Corp. ("Urban"), a company owned by the Chairman and another Officer/Director of the Company. This agreement provides for the payment to Urban of $20,000 per month for business development consulting services. No additional amounts are paid to Urban for reimbursement of expenses. Consistent with its standard industry practice, the Company will pay additional fees for transactions brought to the Company by Urban. Urban received $352,082, $289,915, and $236,138 from the Company in 1993, 1994 and 1995, respectively, and also received $28,200 and $82,400 in 1994 and 1995, respectively in other transactional fees directly from partnerships in which the Company is a general partner. The Chairman is not compensated by the Company in his capacity as an officer.

13.  BUSINESS SEGMENTS:

     The Company's business is primarily involved in four segments: (1) hotel operations, consisting of the operations of all hotels in which the Company has a controlling ownership or leasehold interest, (2) hotel development, consisting of development, construction and renovation activities, (3) hotel management, consisting of hotel management activities and (4) employee leasing, consisting of the leasing of employees to various hotels.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Results of operations of the Company's business segments are reported in the consolidated statements of operations. The following represents revenues, operating costs and expenses, operating income, identifiable assets, capital expenditures and depreciation and amortization for each business segment:

                                                      1993             1994             1995
                                                   -----------      -----------      -----------
Revenues:
  Hotel operations............................     $ 9,091,778      $15,428,022      $24,359,999
  Hotel development...........................       6,970,709       12,036,918       12,238,128
  Hotel management............................       2,849,673        2,711,637        3,010,935
  Employee leasing............................      15,361,940       13,169,942       12,353,355
                                                   -----------      -----------      -----------
                                                   $34,274,100      $43,346,519      $51,962,417
                                                   ===========      ===========      ===========
Operating costs and expenses:
  Hotel operations............................     $ 6,779,306      $10,457,154      $17,065,041
  Hotel development...........................       6,112,327       11,315,973       10,117,782
  Hotel management............................       2,296,589        2,288,765        2,003,310
  Employee leasing............................      15,201,158       13,014,542       12,131,262
                                                   -----------      -----------      -----------
                                                   $30,389,380      $37,076,434      $41,317,395
                                                   ===========      ===========      ===========
Operating income:
  Hotel operations............................     $   352,309      $ 2,455,221      $ 3,359,383
  Hotel development...........................         851,903          711,032        2,091,480
  Hotel management............................          72,229          250,118          831,007
  Employee leasing............................         156,190          149,305          216,075
  Corporate...................................      (1,910,267)      (2,110,005)      (2,208,197)
                                                   -----------      -----------      -----------
                                                   $  (477,636)     $ 1,455,671      $ 4,289,748
                                                   ===========      ===========      ===========
Identifiable assets:
  Hotel operations............................     $15,648,994      $25,056,800      $41,835,019
  Hotel development...........................       2,614,337        2,583,355        5,447,715
  Hotel management............................         946,787        1,082,978        1,163,671
  Employee leasing............................         658,435          690,265          825,468
  Corporate...................................       4,305,555        4,990,184        3,181,429
                                                   -----------      -----------      -----------
                                                   $24,174,108      $34,403,582      $52,453,302
                                                   ===========      ===========      ===========
Capital expenditures:
  Hotel operations............................     $ 8,136,484      $ 7,804,040      $12,065,286
  Hotel development...........................          21,531            4,572          377,296
  Hotel management............................          46,554           29,582           29,634
  Employee leasing............................             879            6,461            1,602
  Corporate...................................          86,954           27,614           65,330
                                                   -----------      -----------      -----------
                                                   $ 8,292,402      $ 7,872,269      $12,539,148
                                                   ===========      ===========      ===========
Depreciation/Amortization:
  Hotel operations............................     $   308,384      $   854,743      $ 1,959,421
  Hotel development...........................           6,479            9,915           28,866
  Hotel management............................         480,855          172,753          176,618
  Employee leasing............................           4,593            6,095            6,018
  Corporate...................................         127,216           97,295           97,258
                                                   -----------      -----------      -----------
                                                   $   927,527      $ 1,140,801      $ 2,268,181
                                                   ===========      ===========      ===========

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

14. STOCK OPTIONS AND WARRANTS:


     On January 2, 1992, the Board of Directors authorized the issuance of 200,000 stock options to certain employees of the Company. These options are exercisable by the employees at any time during the five years ending January 2, 1997, at an option price of $3.00 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.


     On June 1, 1992, the Board of Directors authorized the issuance of 103,125 stock options to Urban and a former director in connection with loans made to the Company. These options are exercisable at any time prior to October 9, 1999 at an option price of $4.375 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.


     On February 12, 1992, in connection with a financial advisory agreement executed in 1992 with a former director, the Board of Directors authorized the issuance of 75,000 stock options at an option price of $3.521 per share exercisable at any time prior to February 12, 1997. The option holder has the right to require the Company to file a registration statement with the Securities and Exchange Commission to register the underlying shares, up to a maximum of four times during the seven-year period commencing August 15, 1992. Any such registration must be for a minimum of 10,000 shares.


     On December 16, 1992, the Board of Directors authorized the issuance of 268,750 stock options to certain employees of the Company. The options are exercisable at any time through September 16, 1997. These options vest and are exercisable by the employees in accordance with the following schedule:

                        DATE VESTED                NUMBER OF OPTIONS    EXERCISE PRICE
            ------------------------------------   -----------------    --------------
            December 16, 1992...................         53,750             $ 5.00
            September 16, 1993..................         53,750               6.00
            September 16, 1994..................         53,750               6.00
            September 16, 1995..................         53,750               6.00
            September 16, 1996..................         53,750               6.00

     On March 22, 1993, the Board of Directors authorized the issuance of 40,419 stock options to certain shareholders who executed agreements not to sell their shares of common stock in connection with the public offering completed by the Company in May 1993 (Note 9). These options are exercisable by the holder at any time during the five years ending March 22, 1998, at an exercise price of $6.875.

     On October 5, 1994, the Board of Directors authorized the issuance of 150,000 stock options to certain employees of the Company. These options are exercisable by the employees at any time during the ten years ending October 5, 2004, at an option price of $4.125 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     On October 5, 1994, the Board of Directors authorized the issuance of 33,500 stock options to certain employees of the Company. These options are exercisable by the employees at any time during the five years ending October 5, 1999, at an option price of $4.75 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.


     On January 1, 1995, the Board of Directors authorized the issuance of 620,000 stock options to officers of the Company. The options are exercisable at any time over a ten-year period beginning on the vesting date, expiring January 1, 2005 through January 1, 2007. The shares issued upon exercise of the options are Rule 144 restricted common stock. These options vest and are exercisable by the employees in accordance with the following schedule:


                      DATE VESTED                NUMBER OF OPTIONS      EXERCISE PRICE
            --------------------------------     -----------------      --------------
            January 1, 1995.................        165,000               $3.5625
            January 1, 1996.................        205,000                3.5625
            January 1, 1997.................        250,000                3.5625

     On January 1, 1995, the Board of Directors authorized the issuance of 20,000 stock options to a co-partner in seven of the Company's hotel investments. These options are exercisable by the holder at any time during the three years ended January 1, 1998, at an option price of $7.125 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.

     On January 6, 1995, the Board of Directors authorized the issuance of 10,000 stock options to a co-partner in four of the Company's hotel investments. These options are exercisable by the holder at any time during the five years ended January 6, 2000, at an option price of $3.56 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.

     On September 27, 1995, the Board of Directors authorized the issuance of 145,500 stock options to certain employees of the Company. The options are exercisable at any time through September 27, 2005. The shares issued upon exercise of the options are Rule 144 restricted common stock. These options vest and are exercisable by the employee in accordance with the following schedule:

                      DATE VESTED                NUMBER OF OPTIONS      EXERCISE PRICE
            --------------------------------     -----------------      --------------
            September 27, 1995..............        48,500                $6.375
            September 27, 1996..............        48,500                 6.375
            September 27, 1997..............        48,500                 6.375

     On December 1, 1995, the Board of Directors authorized the issuance of 133,333 stock options to certain employees of the Company. These options are exercisable by the holder at any time during the ten years ended December 31, 2005, at an option price of $6.50 per share. The shares issued upon exercise of the options are Rule 144 restricted common stock.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     The following table summarizes the shares granted, exercised and options outstanding:

                                                                       SHARES      EXERCISE PRICE
                                                                     ----------    --------------
     Options outstanding January 1, 1993........................      2,792,550     $  3.00-6.00
     Options granted............................................         40,419            6.875
     Options exercised..........................................     (2,098,800)       3.00-4.65
                                                                     ----------    --------------
     Options outstanding December 31, 1993......................        734,169       3.00-6.875
     Options granted............................................        183,500       4.125-4.75
                                                                     ----------    --------------
     Options outstanding December 31, 1994......................        917,669       3.00-6.875
     Options granted............................................        928,833       3.56-7.125
                                                                     ----------    --------------
     Options outstanding December 31, 1995......................      1,846,502     $ 3.00-7.125
                                                                     ==========     ============

     At December 31, 1995, 605,750 of the options were not vested.

     In July 1990, the Company adopted an Incentive Option Plan and a Non-Qualified Stock Option Plan. A total of 125,000 shares of Common Stock have been reserved for issuance under each of the plans. No options have been granted under either plan as of December 31, 1995.

15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS:

Key-person life insurance:

     The Company maintains term life insurance on three key officers of the Company. Each policy provides for a death benefit of $1,000,000 for which the Company is the beneficiary. The Company paid annual premiums of $14,314 for the policy periods ending April 24, 1994, 1995 and 1996.

Office lease:

     The Company entered into an operating lease for its existing office facilities which commenced in October 1994 and expires December 2000. The Company may cancel the lease effective December 1, 1998 with a 180-day notice and payment of a $67,230 cancellation penalty. Rent expense, including real estate taxes, insurance and repair costs associated with the operating lease was approximately $111,800, $145,000 and $180,700 in 1993, 1994 and 1995,
respectively. Total future minimum rent due under the operating lease is approximately as follows:

YEAR ENDING
DECEMBER 31,                                                          AMOUNT
- ------------                                                         --------
    1996............................................................ $182,000
    1997............................................................  188,000
    1998............................................................  190,000
                                                                     --------
                                                                     $560,000
                                                                     ========

Hotel leases:

     On December 1, 1992, the Company renewed agreements to lease or sub-lease five hotels which it had been managing in Schiller Park, Shorewood, Niles and Richmond, Illinois and Portage, Indiana. The Company leases or sub-leases the hotels from five partnerships which currently own the hotels or lease the hotels from unrelated third parties. The Company owns an equity interest in these partnerships, ranging from 5% to 16.33%. The leases and sub-leases are triple net leases which were scheduled to expire December 31, 1996. During 1994, the leases were amended providing for reduced rent payments and extending the terms through December 31, 1999.

     In July 1992, the Company entered into a lease agreement for a Holiday Inn in Menomonee Falls, Wisconsin. The lease is a triple net lease expiring September 30, 1997. The rent payments are based

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

upon percentages of gross room revenues ranging from 15% to 20%, with a monthly minimum of $14,583.

     The Company entered into an agreement to lease a hotel in Lafayette, Indiana, effective February 1, 1994. The lease expires on December 31, 1998. Monthly lease payments are 15% of gross guest room revenues, with a monthly minimum of $10,000 beginning January 1, 1995.

     In connection with the purchase of limited partnership interests in certain hotels during 1995, the Company obtained a majority ownership position in three hotels which held leasehold interests as follows:

        The Days Inn Findlay operates under a triple net lease calling for payments of $7,500 per month expiring March 31, 1996. The Company exercised its five year renewal option, extending the termination date to March 31, 2001. The lease provides for monthly payments of $8,500 for the first three years of the renewal term, increasing to $10,000 for the final two years, plus additional rent payments of 5% of annual guest room revenues in excess of $750,000.

        On January 1, 1995, the Days Inn Dayton amended its triple net lease providing for an additional term of ten years expiring December 31, 2004. The lease provides for monthly payments ranging from $17,000 to $23,000 through December 31, 1998. Beginning in 1999, monthly payments are the greater of $23,000 or 15% of room revenue. The Company has agreed to guarantee the hotel's performance under the lease up to $50,000.

        The Days Inn New Philadelphia operates under a triple net lease expiring June 3, 1997 which provides for minimum monthly payments of $6,000, plus additional rent of 12.5% of annual gross room revenue in excess of $550,000.

     Minimum rent payments under hotel leases are as follows:

YEAR ENDING
DECEMBER 31,                                                          AMOUNT
- ------------                                                        ----------
    1996........................................................... $1,786,000
    1997...........................................................  1,739,000
    1998...........................................................  1,596,000
    1999...........................................................  1,490,000
    2000...........................................................    396,000
                                                                    ----------
                                                                    $7,007,000
                                                                    ==========

Guarantees:

     The Company has provided approximately $9.9 million in guarantees on mortgage loan obligations and operating leases for nineteen of its affiliated partnerships. Other partners have also guaranteed portions of the same obligations. The partners of two of the partnerships have entered into cross indemnity agreements whereby each partner has agreed to indemnify the others for any payments made by any partner in relation to these guarantees in excess of their ownership interest.

     On February 4, 1993, the Company began management of a 383 room hotel in Daytona Beach, Florida. As part of the management contract, the Company was to receive 10% of all cash distributions from the hotel and the Company guaranteed a $500,000 note payable to Hospitality Franchise Systems, Inc. In July 1993, the Company ceased managing this property and, in 1995 the Company received a final termination settlement of $27,000. The balance of the note which continues to be guaranteed by the Company is approximately $154,000.

     The Company is secondarily liable for the obligations and liabilities of the limited partnerships in which it holds general partnership interests as described in Note 5.

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

Construction in progress:

     At December 31, 1995, the Company had approximately $13.1 million remaining to pay contractors for the completion of fourteen hotels, a portion of which is included in accounts payable. These commitments will be funded through construction and long-term mortgage financing currently in place.

Employment agreements:

     The Company entered into three year employment agreements with the executive officers effective January 1, 1995, one of which includes an automatic three year renewal option. The agreements provide for base salaries totaling $679,000 in 1996 and $751,700 in 1997, plus shares of the Company's common stock based on the attainment of certain financial performance criteria totaling 40,000 shares in 1996 and 52,500 shares in 1997, if all the objectives are met. The employment agreements provide for severance pay should the officer be terminated without cause.

Legal matters:

     The Company and certain of its subsidiaries are defendants in various litigation matters arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all such litigation matters is not likely to have a material effect on the Company's financial condition, results of operation or liquidity.

16. SUPPLEMENTAL CASH FLOW DATA:

     The following represents the supplemental schedule of noncash investing and financing activities for the years ended December 31, 1993, 1994 and 1995:

                                                          1993            1994            1995
                                                       ----------      ----------      ----------
    Purchase of investments and other assets
      through issuance of common stock; issuance
      of notes payable; and reduction of notes
      receivable..................................     $  443,753      $  369,571      $1,010,188
                                                       ==========      ==========      ==========
    Exchange of limited partnership interests and
      note receivable.............................     $   --          $   --          $   90,000
                                                       ==========      ==========      ==========
    Reduction of accounts and note payable through
      issuance of common stock and warrants.......     $1,050,000      $   --          $  233,351
                                                       ==========      ==========      ==========
    Increase of stock subscription receivable
      through issuance of common stock............     $  436,875      $   --          $   --
                                                       ==========      ==========      ==========

17. SELECTED FOURTH QUARTER FINANCIAL DATA (UNAUDITED):

     A summary of selected fourth quarter information for 1994 and 1995 is as follows:


                                                                          QUARTER ENDED DECEMBER
                                                                                   31,
                                                                          ----------------------
                                                                            1994          1995
                                                                          --------      --------
                                                                           (IN THOUSANDS EXCEPT
                                                                          PER SHARE AMOUNTS)
    Net sales........................................................     $ 11,554      $ 11,992
    Operating income.................................................          270           214
    Net income.......................................................            3            14
    Net income per common share......................................        --            --

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                    DECEMBER 31,     MARCH 31,
                                                                        1995           1996
                                                                    ------------    -----------
                             ASSETS
Current assets:
  Cash and cash equivalents......................................   $ 1,371,278     $ 1,528,147
  Accounts receivable (including $802,164 and $1,655,321 from
     related parties)............................................     3,270,094       4,579,842
  Notes receivable (including $1,752,126 and $1,532,768 from
     related parties)............................................     1,965,048       1,745,690
  Prepaid expenses and other current assets......................       188,163         254,678
  Refundable income taxes........................................       230,530         377,412
  Costs and estimated earnings in excess of billings on
     uncompleted contracts (including $3,574,939 and $3,353,848 from
     related parties)............................................     3,900,879       3,475,662
                                                                    ------------    -----------
          Total current assets...................................    10,925,992      11,961,431
                                                                    ------------    -----------
Investments......................................................     2,388,999       2,268,214
                                                                    ------------    -----------
Property and equipment:
  Land...........................................................     4,236,309       4,247,909
  Buildings......................................................    22,075,629      22,321,057
  Furniture, fixtures and equipment..............................     9,204,377       9,598,151
  Construction in progress.......................................       662,159       1,299,346
  Leasehold improvements.........................................     2,050,654       2,069,245
                                                                    ------------    -----------
                                                                     38,229,128      39,535,708
  Less accumulated depreciation and amortization.................     5,404,102       6,022,254
                                                                    ------------    -----------
                                                                     32,825,026      33,513,454
                                                                    ------------    -----------
Long-term notes receivable (including $1,450,616 and $1,617,756 from
  related parties)...............................................     2,863,580       3,014,448
Costs of management contracts acquired, net of accumulated
  amortization of $913,393 and $959,444..........................       664,110         787,886
Other assets (including deferred taxes of $383,000), net of
  accumulated amortization of $1,451,715 and $1,585,282..........     2,785,595       2,697,057
                                                                    ------------    -----------
                                                                      6,313,285       6,499,391
                                                                    ------------    -----------
                                                                    $52,453,302     $54,242,490
                                                                    ============    ===========

            See notes to unaudited consolidated financial statements

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                    DECEMBER 31,     MARCH 31,
                                                                        1995           1996
                                                                    ------------    -----------
              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................   $ 3,751,097     $ 3,584,270
  Bank line-of-credit............................................     2,317,036       3,376,164
  Accrued payroll and related expenses...........................       688,648         606,102
  Accrued real estate and other taxes............................       606,468         706,365
  Other accrued expenses and current liabilities.................       666,352         754,940
  Current portion of long-term debt..............................     1,042,847       1,046,228
                                                                    ------------    -----------
     Total current liabilities...................................     9,072,448      10,074,069
                                                                    ------------    -----------
Long-term debt, net of current portion...........................    23,971,481      25,455,514
                                                                    ------------    -----------
Deferred income..................................................       686,388         676,751
                                                                    ------------    -----------
Commitments
Minority interests...............................................     1,456,226         973,435
                                                                    ------------    -----------
Shareholders' equity:
  Preferred stock, no par value; authorized 100,000 shares; none
     issued......................................................       --              --
  Common stock, $.005 par value; authorized 15,000,000 shares;
     issued 5,977,213 shares at December 31, 1995 and 5,975,374
     shares at March 31, 1996....................................        29,886          29,877
  Additional paid-in capital.....................................    16,920,237      16,915,333
  Retained earnings..............................................     1,709,803       1,562,142
                                                                    ------------    -----------
                                                                     18,659,926      18,507,352
  Less:
     Stock subscriptions receivable..............................      (436,875 )      (436,875)
     Notes receivable............................................      (956,292 )    (1,007,756)
                                                                    ------------    -----------
                                                                     17,266,759      17,062,721
                                                                    ------------    -----------
                                                                    $52,453,302     $54,242,490
                                                                    ============    ===========

            See notes to unaudited consolidated financial statements

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE THREE MONTHS ENDED MARCH 31,
                                  (UNAUDITED)

                                                                     1995             1996
                                                                  -----------      -----------
Revenue:
  Hotel operations:
     AmeriHost Inn hotels....................................     $   --           $ 1,306,138
     Other hotels............................................       4,114,725        4,277,358
  Development and construction...............................       5,504,823        3,979,802
  Management services........................................         564,454          489,682
  Employee leasing...........................................       2,973,359        2,591,588
                                                                  -----------      -----------
                                                                   13,157,361       12,644,568
                                                                  -----------      -----------
Operating costs and expenses:
  Hotel operations:
     AmeriHost Inn hotels....................................              --          885,766
     Other hotels............................................       3,457,530        3,853,085
  Development and construction...............................       5,164,129        3,113,679
  Management services........................................         456,823          372,651
  Employee leasing...........................................       2,931,187        2,525,909
                                                                  -----------      -----------
                                                                   12,009,669       10,751,090
                                                                  -----------      -----------
                                                                    1,147,692        1,893,478
  Depreciation and amortization..............................         434,919          802,815
  Leasehold rents -- hotels..................................         451,605          446,130
  Corporate general and administrative.......................         467,757          484,652
                                                                  -----------      -----------
Operating income (loss)......................................        (206,589)         159,881
Other income (expense):
  Interest expense...........................................        (307,720)        (665,173)
  Interest income............................................          91,536          154,359
  Other income...............................................          20,159           41,909
  Equity in net income and losses of affiliates..............        (183,528)        (144,638)
                                                                  -----------      -----------
Loss before minority interests and income taxes..............        (586,142)        (453,662)
Minority interests in operations of consolidated subsidiaries
  and partnerships...........................................         112,610          204,001
                                                                  -----------      -----------
Loss before income tax.......................................        (473,532)        (249,661)
Income tax benefit...........................................         190,000          102,000
                                                                  -----------      -----------
Net loss.....................................................     $  (283,532)     $  (147,661)
                                                                  ===========      ===========
Net loss per share...........................................     $     (0.05)     $     (0.02)
                                                                  ===========      ===========

            See notes to unaudited consolidated financial statements

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE THREE MONTHS ENDED MARCH 31,
                                  (UNAUDITED)


                                                                    1995              1996
                                                                ------------      ------------
Cash flows from operating activities:
  Cash received from customers...............................   $ 11,304,689      $ 11,839,312
  Cash paid to suppliers and employees.......................    (10,840,119)      (11,868,154)
  Interest received..........................................         72,469            59,039
  Interest paid..............................................       (310,371)         (639,973)
  Income taxes paid..........................................       (358,278)          (44,882)
                                                                ------------      ------------
Net cash used in operating activities........................       (131,610)         (654,658)
                                                                ------------      ------------
Cash flows from investing activities:
  Distributions from affiliates..............................         19,219           107,044
  Purchase of property and equipment.........................     (2,209,105)       (1,327,158)
  Purchase of investments....................................         (5,000)         (250,000)
  Increase in notes receivable...............................       (206,202)       (1,121,233)
  Collections on notes receivable............................        126,463         1,050,766
  Preopening and management contract costs...................       (114,301)         (169,827)
  Sale of investments........................................         10,000           --
                                                                ------------      ------------
  Net cash used in investing activities......................     (2,378,926)       (1,710,408)
                                                                ------------      ------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt...................      1,224,263         1,699,638
  Principal payments of long-term debt.......................       (140,807)         (223,572)
  Proceeds from line of credit...............................        --              1,559,128
  Payments on line of credit.................................        --               (500,000)
  Distributions to minority interests........................        --                (13,259)
                                                                ------------      ------------
Net cash provided from financing activities..................      1,083,456         2,521,935
                                                                ------------      ------------
Net (decrease) increase in cash..............................     (1,427,080)          156,869
Cash and cash equivalents, beginning of period...............      3,026,029         1,371,278
                                                                ------------      ------------
Cash and cash equivalents, end of period.....................   $  1,598,949      $  1,528,147
                                                                ============      ============


            See notes to unaudited consolidated financial statements

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

                      FOR THE THREE MONTHS ENDED MARCH 31,
                                  (UNAUDITED)

                                                                    1995              1996
                                                                ------------      ------------
Reconciliation of net loss to net cash used in operating
  activities:
Net loss.....................................................   $   (283,532)     $   (147,661)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization..............................        434,919           802,815
  Equity in net loss of affiliates before amortization of
     deferred income.........................................        198,428           152,867
  Minority interests in operations of subsidiaries...........       (112,610)         (204,001)
  Amortization of deferred income............................        (14,900)           (8,229)
  Amortization of deferred interest..........................         (2,143)           (1,408)
  Amortization of loan discount..............................         11,348            11,348
  Compensation paid through issuance of common stock.........            364           --
  Changes in assets and liabilities net of effects of
     acquisitions:
     Increase in accounts receivable.........................        (20,298)       (1,272,382)
     Increase in interest receivable.........................        (16,924)          (93,912)
     Decrease (increase) in prepaid expenses and other
       current assets........................................         24,784           (66,515)
     (Increase) decrease in costs and estimated earnings in
       excess of billings....................................     (1,852,533)          425,217
     Increase in refundable income taxes.....................       (548,278)         (146,882)
     Increase in other assets................................       (129,723)          (45,027)
     Increase (decrease) in accounts payable.................      2,019,490          (166,827)
     Increase in accrued expenses and other current
       liabilities...........................................        173,997            92,087
     (Decrease) increase in accrued interest.................        (13,999)           13,852
                                                                ------------      ------------
Net cash used in operating activities........................   $   (131,610)     $   (654,658)
                                                                ============      ============

            See notes to unaudited consolidated financial statements

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996

1.  BASIS OF PREPARATION:


     The financial statements included herein have been prepared by the Company, without audit. In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments, which consist only of recurring adjustments necessary to present fairly the financial position of Amerihost Properties, Inc. and subsidiaries as of December 31, 1995 and March 31, 1996 and the results of its operations and cash flows for the three months ended March 31, 1995 and 1996. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. It is suggested that the accompanying financial statements be read in conjunction with the audited financial statements and the notes thereto included elsewhere in this Prospectus.


2.  PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and partnerships in which the Company has a controlling ownership interest. There were no AmeriHost Inn hotels in operation during the first quarter of 1995 in which the Company had a controlling ownership interest. Significant intercompany accounts and transactions have been eliminated.

3.  INCOME TAXES:

     Deferred income taxes are provided on the differences in the bases of the Company's assets and liabilities determined for tax and financial reporting purposes.


     The income tax benefit for the three months ended March 31, 1995 and 1996 were based on the Company's estimate of the effective tax rate expected to be applicable for the full year. The Company expects the effective tax rate to approximate the federal and state statutory rates.



4.  NET LOSS PER SHARE:


     Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. The weighted average number of shares used in the computations were 5,663,443 and 5,976,293 for the three months ended March 31, 1995 and 1996, respectively.

5. SUPPLEMENTAL CASH FLOW DATA:

     The following represents the supplemental schedule of noncash investing and financing activities for the three months ended March 31, 1995 and 1996:

                                                                        THREE MONTHS ENDED MARCH
                                                                                  31,
                                                                        ------------------------
                                                                          1995           1996
                                                                        ---------      ---------
Purchase of investments through issuance of common stock and            $ 304,253      $ 143,929
  decrease in notes and accrued interest receivable................      ========       ========
                                                                        $ 233,351      $      --
Reduction of accounts payable through issuance of common stock.....      ========       ========

                  AMERIHOST PROPERTIES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996


During the first quarter of 1995, the Company acquired additional partnership interests in three hotels for 134,400 shares of the Company's Common Stock. In conjunction with the acquisitions, liabilities were assumed as follows:


            Fair value of assets acquired...........................   $2,907,246
            Issuance of common stock................................     (454,094)
                                                                       ----------
            Liabilities assumed.....................................   $2,453,152
                                                                       ==========

     Pro forma financial information has not been given reflecting the acquisitions since it is not considered material to the overall financial statement presentation.

6.  HOTEL LEASES:

     The Company, through its subsidiaries and consolidated partnerships, has leasehold interests ranging from 50.35% to 100% in nine hotels, the operations of which are included in the Company's consolidated financial statements. All of these leases provide for an option to purchase the hotel. Some of the purchase prices are based upon a multiple of gross room revenues for the preceding twelve months and the others are based upon a fixed amount, typically with annual increases based upon the change in the consumer price index. At March 31, 1996, the aggregate purchase price for these nine hotels was approximately $25,750,000.

- ----------------------------------------------------     ----------------------------------------------------

           [Picture of Indoor Pool Area]                             [Picture of Whirlpool Suite]
- ----------------------------------------------------     ----------------------------------------------------
       Indoor pool, whirlpool and sauna area                               Whirlpool Suite


                              Amenities Available
                        at Every AmeriHost Inn(R) Hotel

                      Clock radios and remote control TV
                      VIP upgrades in all suites, such as
                  microfridge, ironing board and hair dryers
                 Complimentary expanded continental breakfast
            Large indoor pool area adjacent to lobby with sauna and
                  whirlpool, and outdoor patio off pool area
                      Interior corridor guest room access
                      Recliners in all king-bedded rooms
                      Well lit exterior for added safety
                          Individual whirlpool suites
                            In-room coffee service
                             Electronic door locks
                             Data ports on phones
                                 Exercise room
                                 In-room safes



- ---------------------------------------------    ---------------------------------------------
                                                             [Exterior Picture of
                                                                 AmeriHost Inn
        [Picture of the Meeting Room]                      located at Wooster, Ohio]
- ---------------------------------------------    ---------------------------------------------
                Meeting Room                                     Wooster, Ohio


- ------------------------------------    ------------------------------------    ------------------------------------

      [Picture of a King Room]               [Picture of a Lobby Area]               [Picture of a Double Room]
- ------------------------------------    ------------------------------------    ------------------------------------
             King Room                                 Lobby                                Double Room

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                               ------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary......................   3
Cautionary Statement Regarding
  Forward-Looking Information...........  11
Risk Factors............................  11
Use of Proceeds.........................  18
Price Range of Common Stock.............  18
Capitalization..........................  19
Dividend Policy.........................  19
Selected Consolidated Financial
  Information...........................  20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  22
Business................................  32
Management..............................  44
Certain Transactions....................  48
Principal Shareholders..................  50
Description of Capital Stock............  51
Shares Eligible for Future Sale.........  52
Underwriting............................  54
Legal Matters...........................  55
Experts.................................  55
Incorporation of Certain Documents by
  Reference.............................  55
Additional Information..................  56
Index to Consolidated Financial
  Statements............................ F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                3,000,000 SHARES

                                     [LOGO]

                                   AMERIHOST
                                PROPERTIES, INC.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                            OPPENHEIMER & CO., INC.

                           BT SECURITIES CORPORATION

                                         , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses (other than the SEC registration fee, NASD filing fee and the Nasdaq National Market listing fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.


SEC registration fee...........................................................     $ 10,636
NASD filing fee................................................................        3,585
Nasdaq National Market listing fee.............................................       17,500
Printing expenses..............................................................      150,000
Fees and expenses of counsel...................................................      140,000
Fees and expenses of accountants...............................................       44,500
Transfer agent and registrar fees..............................................        5,000
Blue sky fees and expenses.....................................................       35,000
Miscellaneous..................................................................      183,779
                                                                                    --------
     Total.....................................................................     $590,000
                                                                                    ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made
(1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the shareholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

     The Company's Restated Certificate and By-Laws provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware law.

     The Company maintains liability insurance for the benefit of its directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT
NUMBER                                         DESCRIPTION
- ------      ---------------------------------------------------------------------------------
  1.1*      Form of Underwriting Agreement.
  4.1       Specimen Common Stock Purchase Warrant for Employees, incorporated herein by reference to exhibit number to the Company's Annual Report on Form 10-K filed on
            March 26, 1993.
  4.2       Specimen 7% Subordinated Note, incorporated herein by reference to exhibit number
            4.3 to the Company's Annual Report on Form 10-K filed on March 26, 1993.
  4.3       Specimen Common Stock Purchase Warrant for 7% Subordinated Noteholders,
            incorporated herein by reference to exhibit number 4.4 to the Company's Annual
            Report on Form 10-K filed on March 26, 1993.
  4.4       Form of Registration Rights Agreement for 7% Subordinated Noteholders,
            incorporated herein by reference to exhibit number 4.5 to the Company's Annual
            Report on Form 10-K filed on March 26, 1993.
  5.1*      Opinion of McDermott, Will & Emery regarding legality.
 10.1       Urban 2000 Corp. Consulting Agreement, incorporated herein by reference to exhibit number 10.4 to the Company's Annual Report on Form 10-K filed on March
            25, 1994.
 10.2       Non-Qualified Stock Option Plan, incorporated herein by reference to exhibit number 10.1 to the Company's Annual Report on Form 10-K filed on March 26, 1993.
 10.3       Incentive Stock Option Plan, incorporated herein by reference to exhibit number
            10.2 to the Company's Annual Report on Form 10-K filed on March 26, 1993.
 10.4       Employment Agreement between Amerihost Properties, Inc. and Michael P. Holtz.
 10.5       Employment Agreement between Amerihost Properties, Inc. and Richard A. D'Onofrio.
 10.6       Employment Agreement between Amerihost Properties, Inc. and Russell J. Cerqua.
 23.1       Consent of BDO Seidman, LLP.
 23.2*      Consent of McDermott, Will & Emery (included in Exhibit 5.1).
 24.1+      Power of Attorney (included with the signature page to the Registration
            Statement).
 99.1+      Consent of Salomon J. Dayan as director nominee.


- ---------------


+ Previously filed.


* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered.



ITEM 18. FINANCIAL STATEMENTS AND SCHEDULES.



Not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 2nd day of July, 1996.


                                          Amerihost Properties, Inc.

                                          By:     /s/  MICHAEL P. HOLTZ
                                            Michael P. Holtz
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



              SIGNATURE                                  TITLE                        DATE
- -------------------------------------   ---------------------------------------  ---------------
                  *
- -------------------------------------
          H. Andrew Torchia               Chairman of the Board of Directors        July 2, 1996

        /s/  MICHAEL P. HOLTZ           President, Chief Executive Officer and      July 2, 1996
- -------------------------------------                  Director
          Michael P. Holtz                   (Principal Executive Officer)

                  *                            Executive Vice President             July 2, 1996
- -------------------------------------                and Director
        Richard A. D'Onofrio

                  *                        Senior Vice President of Finance,        July 2, 1996
- -------------------------------------    Secretary, Treasurer, Chief Financial
          Russell J. Cerqua                      Officer and Director
                                             (Principal Financial Officer)

                  *                                   Controller                    July 2, 1996
- -------------------------------------       (Principal Accounting Officer)
            James B. Dale

                  *                                    Director                     July 2, 1996
- -------------------------------------
          Reno J. Bernardo

                  *                                    Director                     July 2, 1996
- -------------------------------------
          Robert L. Barney

       * By Power of Attorney
        /s/  MICHAEL P. HOLTZ
- -------------------------------------
          Michael P. Holtz
          Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
EXHIBIT                                                                             NUMBERED
NUMBER                                    DESCRIPTION                                 PAGE
- ------      ----------------------------------------------------------------------------------
  1.1*      Form of Underwriting Agreement.
  4.1       Specimen Common Stock Purchase Warrant for Employees, incorporated herein by reference to exhibit number to the Company's Annual Report on
            Form 10-K filed on March 26, 1993.
  4.2       Specimen 7% Subordinated Note, incorporated herein by reference to exhibit number 4.3 to the Company's Annual Report on Form 10-K filed on
            March 26, 1993.
  4.3       Specimen Common Stock Purchase Warrant for 7% Subordinated Noteholders,
            incorporated herein by reference to exhibit number 4.4 to the Company's
            Annual Report on Form 10-K filed on March 26, 1993.
  4.4       Form of Registration Rights Agreement for 7% Subordinated Noteholders,
            incorporated herein by reference to exhibit number 4.5 to the Company's
            Annual Report on Form 10-K filed on March 26, 1993.
  5.1*      Opinion of McDermott, Will & Emery regarding legality.
 10.1       Urban 2000 Corp. Consulting Agreement, incorporated herein by reference to exhibit number 10.4 to the Company's Annual Report on Form 10-K filed on March 25, 1994.
 10.2       Non-Qualified Stock Option Plan, incorporated herein by reference to exhibit number 10.1 to the Company's Annual Report on Form 10-K filed on March 26, 1993.
 10.3       Incentive Stock Option Plan, incorporated herein by reference to exhibit number 10.2 to the Company's Annual Report on Form 10-K filed on March 26, 1993.
 10.4       Employment Agreement between Amerihost Properties, Inc. and Michael P.
            Holtz.
 10.5       Employment Agreement between Amerihost Properties, Inc. and Richard A.
            D'Onofrio.
 10.6       Employment Agreement between Amerihost Properties, Inc. and Russell J.
            Cerqua.
 23.1       Consent of BDO Seidman, LLP.
 23.2*      Consent of McDermott, Will & Emery (included in Exhibit 5.1).
 24.1+      Power of Attorney (included with the signature page to the Registration
            Statement).
 99.1+      Consent of Salomon J. Dayan as director nominee.


- ---------------


+ Previously filed.


* To be filed by amendment.